Form 10-K405, Exhibit 13
period 1999-04-30
SCB COMPUTER TECHNOLOGY INC
filed 1999-07-29
CIK 1005268

                                                                      EXHIBIT 13


                             [financial information]

                      SELECTED CONSOLIDATED FINANCIAL DATA

                                                             FISCAL YEAR ENDED APRIL 30,
------------------------------------------------------------------------------------------------------------

(IN THOUSANDS, EXCEPT PER SHARE DATA)          1999           1998           1997        1996         1995
------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:
Revenue                                     $ 156,670    $  109,472    $   64,064    $  56,024     $  39,170
Cost of services                              109,440        75,634        46,586       39,508        27,027
Gross profit                                   47,230        33,838        17,478       16,516        12,143
Selling, general and
administrative expenses                        36,224        20,325        10,345       13,345         9,642
Income from operations                         11,006        13,513         7,133        3,171         2,501
Other income (expenses), net                   (3,454)       (1,012)          983          (27)         (146)
Income before income taxes                      7,552        12,501         8,116        3,144         2,355
Provision for income taxes                      3,113         4,909         3,053        1,187           718
Net income                                  $   4,439     $   7,592     $   5,063    $   1,957     $   1,637
Net income per share - basic                $    0.18     $    0.34     $    0.23    $    0.11     $    0.09
Net income per share - diluted              $    0.18     $    0.33     $    0.23    $    0.11     $    0.09
Net income                                  $   4,439     $   7,592     $   5,063    $   1,957     $   1,637
Pro forma adjustment for income taxes              --            --           177          162           309
Pro forma net income                               --            --     $   4,886    $   1,795     $   1,328
Pro forma net income per share - basic             --            --     $    0.22    $    0.10     $    0.08
Pro forma net income per share - diluted           --            --     $    0.22    $    0.10     $    0.08
Cash dividends declared per share                  --            --            --           --     $  0.0016
Weighted average number                        24,683        22,464        22,432       18,556        17,546
 of common shares - basic
Weighted average number of common
shares assuming conversion - diluted           24,921        22,756        22,495       18,623        17,631
------------------------------------------------------------------------------------------------------------
                                                                     AS OF APRIL 30,
------------------------------------------------------------------------------------------------------------
                                                 1999          1998          1997         1996          1995
------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
Working capital                             $  18,074     $  17,007     $  20,351    $  24,643     $   1,347
Total assets                                  146,847        98,546        35,094       29,272         7,089
Long-term debt, less current portion           33,755        22,782            --           --           171
Total shareholders' equity                  $  59,426     $  39,881     $  31,633    $  26,796     $   2,862

25                                                       SCB COMPUTER TECHNOLOGY

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW The Company derives substantially all of its revenue from providing IT consulting, outsourcing, and professional staffing services. The increase in revenue from $39.2 million in fiscal 1995 to $156.7 million in fiscal 1999 is a function of three principal factors: (i) an increase in the volume of services provided (as measured by aggregate hours billed), (ii) a shift in the mix of services provided from lower rate professional staffing services to higher rate consulting and outsourcing services, and (iii) additional revenues attributable to acquired operations. In fiscal 1999, the Company derived more than 6% of its revenue from providing enterprise resource planning services and less than 6% of its revenue from leasing activity. The change in revenue mix is due to increased emphasis on selling enterprise resource planning solutions. In general, the Company recognizes revenue as services are performed. The Company's third fiscal quarter (ending January 31), in which the number of holidays and employee vacation days reduces the Company's employee billable hours, generally reflects lower revenue and profitability in comparison to the other three fiscal quarters.

The Company has historically derived a significant portion of its revenue from a relatively limited number of clients. The Company currently performs services for over 250 clients, consisting of state and local governments, Fortune 500 companies, and other large organizations. For the fiscal years ended April 30, 1999, 1998, and 1997, approximately 41%, 39%, and 48%, respectively, of the Company's revenue was attributable to governmental and quasi-governmental entities (such as public utilities), with the balance attributable to commercial enterprises. For the fiscal years ended April 30, 1999, 1998, and 1997, the Company's top five clients (in terms of revenue to the Company) accounted for approximately 35%, 37%, and 49% of the Company's revenue, respectively. From time to time the Company has substantial accounts receivable from its top five clients, but the Company has not experienced any significant payment problems from these clients. A material decrease in services provided to any of the largest clients of the Company could have an adverse impact on the Company's operating results.

The Company's strategy has been to sustain growth in professional staffing revenue while simultaneously increasing the percentage of revenue contributed by consulting and outsourcing services. Generally, the Company charges its clients higher hourly rates for consulting and outsourcing services than for professional staffing services. The Company's marketing strategy emphasizes cross-selling all of its services to existing and potential clients. In addition to expanding existing client relationships, the Company has made a strategic determination to seek more high-value, premium-billing business, concentrating particularly on increasing its consulting, client/server, and other network engagements, as evidenced by the Company's recent commitment to expanding its enterprise resource

26                                                       SCB COMPUTER TECHNOLOGY
planning and telecommunications consulting services offerings.

The Company's growth in fiscal 1999, 1998, and 1997 has been significantly affected by acquisition activity. In September 1996, the Company effected a business combination with Delta Software Systems, Inc. ("Delta"), an information technology company and custom software programmer. In February 1997, the Company acquired substantially all of the assets of Technology Management Resources, Inc. ("TMRI"), an information technology consulting company. In June 1997, the Company acquired all of the outstanding stock of Partners Resources, Inc. and Partners Capital Group, Inc. (collectively "The Partners Group"), information technology outsourcing and computer leasing companies. In May 1998, the Company effected a business combination with Proven Technology, Inc. ("PTI"), a company in substantially the same business as the Company. The Delta merger was accounted for as a pooling of interests and the Company's historical financial statements and management's discussion thereof have been restated to include the financial position and results of operations for Delta for periods prior to the merger. The TMRI transaction was accounted for as a purchase, and goodwill of approximately $9.4 million is being amortized ratably over a thirty year period. The Partners Group transaction was also accounted for as a purchase and goodwill of approximately $38 million, including the earnout payment made after the end of fiscal 1998, is being amortized ratably over a thirty year period. The PTI combination was accounted for using the pooling of interests method of accounting. The Company exchanged 543,724 shares of its common stock for all the outstanding stock of PTI, of which 54,372 shares are being held in escrow to secure potential indemnification claims. Because of its size, the transaction does not require restatement of prior financial results.

Prior to the Delta merger, Delta had elected "S" corporation status for federal income tax purposes. As a result of the merger, Delta's S Corporation status was terminated. Accordingly certain pro forma information is presented in the Company's consolidated statements of income as if Delta had been a "C" corporation for tax purposes during the periods presented.

RESULTS OF OPERATIONS
COMPARISON OF FISCAL 1999 TO FISCAL 1998

Revenue increased from $109.5 million in fiscal 1998 to $156.7 million in fiscal 1999, an increase of 43.1%. This increase was primarily attributable to the expansion of the Company's client base, an increase in consulting and professional staffing services provided to existing clients, and an increase of $14.6 million in sales at The Partners Group.

Gross profit increased from $33.8 million in fiscal 1998 to $47.2 million in fiscal 1999, an increase of 39.6%. This increase was attributable to an increase in revenue. Gross profit margin decreased from 30.9% to 30.1% during the period. Cost of services consists of all costs directly attributable to the Company's personnel assigned to various client en-


27                                                     SCB COMPUTER TECHNOLOGY
gagements, including salaries, benefits, training, travel, and relocation. The decrease in the gross profit margin was primarily attributable to a charge for a provision for contract losses of $1.8 million which effectively reduced gross profit 1.1% (See Note 17 in the audited financial statements).

Selling, general and administrative expenses increased from $20.3 million in fiscal 1998 to $29.6 million in fiscal 1999, primarily due to the growth in revenue. The company also recorded non-recurring charges for the provision of $2.7 million for the TVA settlement and the severance payments and a $4.0 million write-down for the impairment of certain data center equipment (See Note 16 and 17, respectively, in the audited financial statements). As a percentage of revenues, selling, general and administrative expenses increased from 18.6% in 1998 to 18.9% in 1999.

Interest income decreased from $347,000 in fiscal 1998 to $159,000 in fiscal 1999, primarily as a result of the decrease in cash available for investment. Interest expense increased from $1.4 million in fiscal 1998 to $3.5 million in 1999 primarily as a result of an increase in borrowings used to finance a portion of the acquisition of The Partners Group and the financing of equipment associated with new outsourcing contracts.

COMPARISON OF FISCAL 1998 TO FISCAL 1997

Revenue increased from $64.1 million in fiscal 1997 to $109.5 million in fiscal 1998, an increase of 70.9%. This increase was primarily attributable to the expansion of the Company's client base, an increase in consulting and professional staffing services provided to existing clients, and an increase of $26.7 million in sales resulting from the acquisition of The Partners Group.

Gross profit increased from $17.5 million in fiscal 1997 to $33.8 million in fiscal 1998, an increase of 93.6%. This increase was attributable primarily to an increase in revenue. Gross profit margin increased from 27.3% to 30.9% during the period. Cost of services consists of all costs directly attributable to the Company's personnel assigned to various client engagements, including salaries, benefits, training, travel, and relocation. The increase in the gross profit margin was primarily attributable to a continued shift to higher margin consulting and outsourcing work.

Selling, general and administrative expenses increased from $10.3 million in fiscal 1997 to $20.3 million in fiscal 1998, primarily due to The Partners Group acquisition and increased staffing relating to the regional offices. As a percentage of revenue, selling, general, and administrative expenses increased from 16.1% in 1997 to 18.6% in 1998.

Interest income decreased from $938,000 in fiscal 1997 to $347,000 in fiscal 1998, primarily as a result of the decrease in cash used to acquire The Partners Group. Interest


28                                                       SCB COMPUTER TECHNOLOGY
expense increased to $2.0 million in 1998 primarily as a result of an increase in borrowings used to finance the acquisition of The Partners Group.

LIQUIDITY AND CAPITAL RESOURCES Operating cash flow has historically been the Company's primary source of liquidity. The Company's net cash provided by operating activities was approximately $8.6 million, $2.9 million, and $1.9 million for fiscal 1999, 1998, and 1997, respectively. The increase in cash flow in fiscal 1999 was primarily attributable to the profitability of the Company before noncash charges.

The Company's historical capital expenditures have related primarily to the acquisition of office buildings used as the Company's corporate headquarters. With the acquisition of The Partners Group and the up-front purchases of equipment relating to their outsourcing contracts, the Company expects its capital expenditures to increase over prior periods. In fiscal 1999, the Company had approximately $20.1 million in capital expenditures, the substantial majority of which were related to purchases of equipment associated with new outsourcing contracts and equipment to complete Emerging Technology Centers in Memphis, Nashville, Dallas and Phoenix.

At April 30, 1999, the Company had approximately $5.3 million of available cash and $1.1 million available for future borrowing under its credit facility. Primarily as a result of the Company's recent acquisitions, borrowings have become a more significant source of liquidity. The Company believes that its cash flows from operations and borrowings under its credit facility will be sufficient to meet the Company's needs for at least the next twelve months.

The Company and its significant subsidiaries have a credit facility with a commercial bank. The credit facility, which was amended on July 31, 1998, is comprised of a revolving line of credit and a term loan. The revolving line of credit initially provided for borrowings of up to $30 million, but was reduced to $27.5 million on May 1, 1999, and will continue to reduce by $1.25 million quarterly until it matures on October 1, 2000. The Company uses the borrowings under the revolving line of credit for general corporate purposes, including acquisitions. At April 30, 1999, there was $13,681,912 outstanding under the term loan. The repayment schedule for the term loan initially required monthly principal and interest payments of $130,248 through January 15, 1999, at which time the monthly principal and interest payments increased to $353,845. The term loan matures on July 15, 2002. The Company used the term loan to fund the purchase of certain equipment utilized in an outsourcing engagement. Borrowings under the credit facility bear interest at a rate equal to LIBOR plus a spread, which varies based on certain financial ratios. At April 30, 1999, borrowings under the credit facility bore interest at the rate of 6.43% per year. The Company is negotiating with its lender to


29                                                       SCB COMPUTER TECHNOLOGY
increase the amount available for borrowing under the credit facility.

In May 1999, the Company used a short-term loan of $7 million from this commercial bank to fund the acquisition of Global Services, Inc. This term loan matures on September 17, 1999, and the outstanding principal bears interest at a rate based on LIBOR. The rate is currently about 6.50% per year.

The Company also has a $5 million line of credit with a bank, which bears interest at a rate of prime less 0.55% (7.2% at April 30, 1999) and is due upon demand. At April 30, 1999, $4,974,288 was outstanding under this line of credit.

YEAR 2000 In fiscal 1999, the Company derived about 10% of its revenue from Year 2000 ("Y2K") consulting services and anticipates that such percentage will decrease in fiscal 2000. Many of the Company's engagements, particularly with regard to Y2K services, involve projects that are critical to the operations of its clients' businesses and provide benefits that may be difficult to quantify. Any failure in a client's system could result in a claim for substantial damages against the Company, regardless of the Company's responsibility for such failure. Furthermore, any litigation, regardless of its outcome, could result in substantial costs to the Company, diversion of management's attention from operations, and negative publicity, any of which could adversely affect the Company's results of operations and financial condition.

Because the Company's business includes the assessment of clients' Y2K problems and the recommendation and implementation of solutions to such problems, the Company has long been aware of the potential adverse effects on a company if its systems are not Y2K compliant. The Company has also made an assessment of its computer systems and applications. This assessment indicated that some minor adjustments needed to be performed in order to get the operating systems, software and hardware ready for Y2K. Therefore the cost for Y2K remediation has not been material. All required procedures of which the Company is presently aware have been completed. The Company's suppliers have also verified that all computers, software, telephones, alarms, battery backups, and generators that have been purchased by the Company are now Y2K compliant after loading any required fixes. Based on this internal assessment and these external verifications, the Company believes that its computer systems are ready for Y2K in all material respects and that problems related to Y2K with its computer systems will pose minimal, if any, risk of business disruption.

The Company believes that the Y2K problem as it relates to the Company's computer systems will not have a material adverse effect on its business, results of operations, or financial condition. Nevertheless, the Company depends on numerous independent external providers of goods and services. These external businesses include electricity,



30                                                       SCB COMPUTER TECHNOLOGY
telephone service and other utilities as well as financial institutions. The Company does not control these external businesses and cannot ensure that they and their goods and services will be ready for Y2K. The most reasonably likely worst case Y2K scenario for the Company would be for the Company to lose electricity, communications or banking services. The Company has battery backups and generators in place for loss of electricity. The Company is seeking to verify the readiness of external businesses (such as telephone companies and banking institutions); however, if they were to experience a Y2K problem, particularly a critical one, the resulting business disruption could have a material adverse effect on the Company's business, results of operations and financial condition.

NEW ACCOUNTING PRONOUNCEMENTS In June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which established standards for the way that public business enterprises report information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company adopted the new requirements for the year ended April 30, 1999. In the Company's report for the first quarter ending July 31, 1999 and in subsequent quarters, it will present the interim disclosures for both fiscal 2000 and comparative fiscal 1999 interim information.

FORWARD LOOKING STATEMENTS This annual report may be deemed to contain certain forward-looking statements within the meaning of the federal securities laws. Forward-looking statements are those that express management's view of future performance and trends, and usually are preceded with "expects", "anticipates", "believes", "hopes", "estimates", "plans" or similar phrasing. Forward-looking statements include statements regarding projected operating revenues and costs, liquidity, capital expenditures, and availability of capital resources as well as Y2K readiness and potential exposure. Such statements are based on management's beliefs, assumptions and expectations, which in turn are based on information currently available to management. Information contained in these forward-looking statements is inherently uncertain, and the Company's actual performance and results may differ materially due to a number of factors, most of which are beyond the Company's ability to predict or control, including the Company's dependence on key clients; the Company's dependence on the availability, recruitment, and retention of qualified IT employees; the Company's dependence on key management personnel; the Company's potential liability to its clients in connection with the provision of IT services, particularly Y2K services; the Company's ability to finance, sustain, and manage growth; the Company's ability to integrate acquired businesses; competition; and general economic conditions. The Company undertakes no obligation to publicly release any revision to any forward-looking statement contained herein to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events.



31                                                       SCB COMPUTER TECHNOLOGY

                                                           CONSOLIDATED BALANCE SHEETS
                                                                      APRIL 30,
----------------------------------------------------------------------------------------
ASSETS                                                       1999               1998
----------------------------------------------------------------------------------------
CURRENT ASSETS:
   Cash and cash equivalents                            $   5,318,259      $   2,983,372
ACCOUNTS RECEIVABLE:
   Trade, net of allowance for doubtful accounts of
   $120,175 in 1999 and $73,891 in 1998                    38,390,232         25,362,352
   Related parties                                            166,491             99,553
                                                        --------------------------------
                                                           38,556,723         25,461,905
Prepaid expenses                                            2,463,721          2,632,076
Inventory                                                     330,356            439,182
Receivable for income taxes                                   404,155                 --
Deferred federal and state income tax                       2,830,274            335,663
                                                        --------------------------------
Total Current Assets                                       49,903,488         31,852,198
EQUIPMENT UNDER OPERATING LEASES, NET OF
ACCUMULATED DEPRECIATION OF
$3,725,697 IN 1999 AND $450,396 IN 1998                     4,826,291          5,266,429
                                                        --------------------------------
FIXED ASSETS:
   Buildings                                                1,348,293          1,348,293
   Furniture, fixtures, and equipment                      29,675,296         15,221,841
   Accumulated depreciation                                (6,753,640)        (3,629,636)
                                                        --------------------------------
                                                           24,269,949         12,940,498
   Land                                                       209,912            209,912
                                                        --------------------------------
                                                           24,479,861         13,150,410
                                                        --------------------------------
OTHER ASSETS:
   Investment in Direct Financing Leases                   16,229,954         17,109,698
   Goodwill, net of accumulated amortization of
   $2,445,226 in 1999 and $824,844 in 1998                 45,085,230         26,115,672
   Other                                                    6,322,010          5,051,939
                                                        --------------------------------
                                                           67,637,194         48,277,309
                                                        --------------------------------

TOTAL ASSETS                                            $ 146,846,834      $  98,546,346
                                                        ================================



32                                                       SCB COMPUTER TECHNOLOGY

                                                                        APRIL 30,
----------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY                            1999              1998
----------------------------------------------------------------------------------------
CURRENT LIABILITIES:
   Accounts payable-trade                                 $   6,763,376     $  3,614,622
   Accrued TVA Settlement Cost                                1,658,516                -
   Accrued and withheld payroll taxes,
   insurance, and payroll deductions                          2,371,844          606,414
   Accrued vacation                                           1,238,508          924,296
   Deferred revenue                                           1,244,623        1,036,902
   Other accrued expenses                                     3,244,784        1,787,070
   Lines of credit                                            4,974,288        2,405,245
   Current portion of long term debt                          9,796,227        2,600,000
   Current portion of capital lease obligation                  536,870          490,000
   Accrued federal and state income taxes                             -        1,380,801
                                                          ------------------------------
   Total Current Liabilities                                 31,829,036       14,845,350
                                                          ------------------------------

   Notes payable - non-recourse                              16,224,198       18,072,026
   Long-term debt                                            33,754,628       22,782,122
   Other long-term liability                                    900,000                -
   Capital lease obligation                                     738,193        1,317,527
   Deferred federal and state income taxes                    3,974,576        1,648,220
                                                          ------------------------------
   Total Liabilities                                         87,420,631       58,665,245
                                                          ------------------------------
SHAREHOLDERS' EQUITY:
   Preferred stock, no par value-authorized 1,000,000
   shares, none issued                                                -                -
   Common stock-100,000,000 shares of $.01 par value
   authorized and 24,710,749 shares issued and out-
   standing at April 30, 1999 and 22,529,965 shares
   issued and out standing at April 30, 1998                    247,107          225,300
   Additional paid-in capital                                39,380,220       24,504,619
   Retained earnings                                         19,798,876       15,151,182
                                                          ------------------------------
   Total Shareholders' Equity                                59,426,203       39,881,101
                                                          ------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                 $146,846,834      $98,546,346
                                                           =============================


See accompanying notes.


33                                                       SCB COMPUTER TECHNOLOGY

                                               CONSOLIDATED STATEMENTS OF INCOME

                                                           YEAR ENDED APRIL 30,
----------------------------------------------------------------------------------------------------
                                                       1999              1998              1997
----------------------------------------------------------------------------------------------------
Revenue                                          $ 156,670,233      $ 109,471,727      $  64,063,576
Cost of Services                                   107,640,340         75,634,218         46,585,959
Provision for contract losses                        1,800,000                 --                 --
                                                 ---------------------------------------------------
Gross Profit                                        47,229,893         33,837,509         17,477,617
                                                 ---------------------------------------------------

Selling, general and administrative expenses        29,573,364         20,324,990         10,345,277
TVA settlement and severance payments                2,700,000                 --                 --
Impairment of assets                                 3,950,000                 --                 --
                                                 ---------------------------------------------------
Income from operations                              11,006,529         13,512,519          7,132,340
OTHER INCOME (EXPENSES):
   Interest income                                     159,484            346,727            938,172
   Interest expense                                 (3,494,112)        (1,358,620)                --
   Other, net                                         (119,655)                --             45,216
                                                 ---------------------------------------------------
   Total other income (expenses)                    (3,454,283)        (1,011,893)           983,388
                                                 ---------------------------------------------------
Income before income taxes                           7,552,246         12,500,626          8,115,728
                                                 ---------------------------------------------------

INCOME TAX EXPENSE:
   Current                                           3,281,183          4,755,573          2,895,063
   Deferred (benefit)                                 (168,255)           152,937            157,627
                                                 ---------------------------------------------------
Total income tax expense                             3,112,928          4,908,510          3,052,690
                                                 ---------------------------------------------------

Net Income                                       $   4,439,318      $   7,592,116      $   5,063,038
                                                 ===================================================
Net Income per share - basic                     $         .18      $         .34      $         .23
                                                 ===================================================
Net Income per share - diluted                   $         .18      $         .33      $         .23
                                                 ===================================================
Net Income                                                                             $   5,063,038
Pro forma adjustment for income taxes                                                        177,000
Pro forma net income                                                                   $   4,886,038
                                                                                       =============
Pro forma net income per share - basic                                                 $         .22
                                                                                       =============
Pro forma net income per share -
diluted                                                                                $         .22
                                                                                       =============
Weighted average number of common
shares - basic                                      24,683,000         22,464,000         22,432,000
                                                 ===================================================
Weighted average number of common
shares assuming conversion - diluted                24,921,000         22,756,000         22,495,000
                                                 ===================================================


See accompanying notes.

34                                                       SCB COMPUTER TECHNOLOGY

                                         CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
---------------------------------------------------------------------------------------------------------------
                                 NUMBER                         ADDITIONAL                          TOTAL
                                   OF             COMMON         PAID-IN           RETAINED      SHAREHOLDERS'
                                 SHARES            STOCK         CAPITAL           EARNINGS         EQUITY
---------------------------------------------------------------------------------------------------------------
Balance at May 1, 1996          7,477,119     $     74,771     $ 23,835,254     $  2,886,141     $ 26,796,166
  Pre-merger dividends
  to former DSS owners                 --               --               --         (240,000)        (240,000)
Other                                  --               --               --              (45)             (45)
 Issuance of Common
  Stock in connection
  with the exercise of
  employee stock options              925                9           14,329               --           14,338
 Net Income                            --               --               --        5,063,038        5,063,038
                               ------------------------------------------------------------------------------
Balance at April 30, 1997       7,478,044           74,780       23,849,583        7,709,134       31,633,497
  Stock split (3 for 2)         3,742,002           37,420               --          (37,420)              --
 Stock split (2 for 1)         11,264,648          112,648               --         (112,648)              --
Shares retired upon
  settlement of
  DSS escrow                       (7,754)             (78)         (95,800)              --          (95,878)
 Issuance of Common
  Stock in connection
  with the exercise of
  employee stock options           53,025              530          750,836               --          751,366
Net income                             --               --               --        7,592,116        7,592,116
                               ------------------------------------------------------------------------------
Balance at April 30, 1998      22,529,965          225,300       24,504,619       15,151,182       39,881,101
Restatement for pooling
of interest                       543,724            5,437           (5,437)         208,376          208,376
                               ------------------------------------------------------------------------------
 Restated balance
at April 30, 1998              23,073,689          230,737       24,499,182       15,359,558       40,089,477
  Tax benefit of stock
  options exercised                    --               --          183,391               --          183,391
 Issuance of common
  stock as additional
  purchase price for
  Partners acquisition          1,580,582           15,806       14,239,168               --       14,254,974
  Issuance of Common
  Stock in connection
  with the exercise of
  employee stock options           56,478              564          458,479               --          459,043
  Net income                           --               --               --        4,439,318        4,439,318
                               ------------------------------------------------------------------------------


Balance at April 30, 1999      24,710,749     $    247,107     $ 39,380,220     $ 19,798,876     $ 59,426,203
                               ==============================================================================



See accompanying notes.

35                                                       SCB COMPUTER TECHNOLOGY

                      CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                YEAR ENDED APRIL 30,
------------------------------------------------------------------------------------------------
                                                      1999            1998              1997
------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
   Net income                                    $  4,439,318     $  7,592,116     $  5,063,038
   Adjustments to reconcile net income to
   net cash provided by operating activities:
   Impairment of assets                             3,950,000               --               --
   Provision for contract losses                    1,800,000               --               --
   Gain on lease disposals                           (994,391)        (628,514)            (500)
 Provision for bad debts                               46,284           30,000            4,680
   Depreciation included in cost of services        4,105,583        2,648,483               --
   Depreciation included in selling, general
   and administrative expenses                      1,172,939          592,661          255,643
   Amortization                                     1,620,382          756,344           72,032
   Deferred income taxes                             (168,255)         152,937          157,627
   (Increase) decrease in:
   Accounts receivable:
   Trade                                          (12,865,788)     (11,351,324)      (3,100,208)
   Related parties                                    (66,938)         338,008            6,958
   Other                                                   --            8,402           (8,402)
   Prepaid expenses                                   168,355       (1,996,798)        (279,496)
   Inventory                                          108,826          386,940          (28,182)
   Other assets                                    (1,486,920)      (4,927,494)        (427,792)
   Net investment in direct financing
   lease activity                                     633,975        8,407,454               --
   Increase (decrease) in:
   Accounts payable - trade                         3,148,754         (519,550)         253,216
   Accrued federal and state income taxes          (1,554,399)       1,230,860           26,734
   Accrued TVA settlement                           1,658,516               --               --
Accrued vacation                                      314,212          263,533           83,295
   Deferred revenue                                   207,721         (356,589)              --
   Other accrued expenses                             557,714         (114,673)        (175,731)
   Accrued and withheld payroll taxes,
   insurance and accrued payroll
   deductions                                       1,765,430          362,763           27,954
                                                  ---------------------------------------------
   Total adjustments                                4,122,000       (4,716,557)      (3,132,172)
                                                  ---------------------------------------------
   Net cash provided by operating activities        8,561,318        2,875,559        1,930,866
                                                  ---------------------------------------------


36                                                       SCB COMPUTER TECHNOLOGY

                                                               YEAR ENDED APRIL 30,
------------------------------------------------------------------------------------------------
                                                     1999              1998              1997
------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
   Purchases of fixed assets                      (20,122,998)      (8,959,456)        (792,187)
   Proceeds from lease disposals                    1,245,323        2,996,664              800
   Purchase of The Partners Group                  (6,165,283)     (16,806,411)              --
   Purchase of
   Technology Management Resources Inc.                    --       (1,200,000)      (8,500,000)
   Proceeds from land sale                                 --          273,284               --
                                                  ---------------------------------------------
   Net cash used by investing activities          (25,042,958)     (23,695,919)      (9,291,387)
-----------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
   Borrowings on long-term debt                    27,926,092       25,674,484               --
   Payments on long-term debt                      (9,757,359)      (6,776,135)              --
   Net borrowings (repayments) under line
   of credit                                        2,569,043        2,405,245               --
   Options exercised                                  459,043          751,366           14,338
   Repayment of capital lease obligations            (532,464)        (315,205)              --
   Proceeds from non-recourse debt                  4,000,000        3,400,182               --
   Payment on non-recourse debt                    (5,847,828)     (13,150,992)              --
   Payment of dividends                                    --               --         (240,000)
   Other                                                   --               --              (45)
   Net cash provided (used) by                     --------------------------------------------
   financing activities                            18,816,527       11,988,945         (225,707)
   Net increase (decrease) in                      --------------------------------------------
   cash and cash equivalents                        2,334,887       (8,831,415)      (7,586,228)
   Cash and cash equivalents at
   beginning of period                              2,983,372       11,814,787       19,401,015
                                                   --------------------------------------------
   Cash and cash equivalents at end of period    $  5,318,259     $  2,983,372     $ 11,814,787
                                                 ==============================================

SUPPLEMENTAL DISCLOSURES OF
CASH FLOW INFORMATION:
   Interest paid                                 $  3,613,167     $  1,953,130     $         --
   Income taxes paid                                4,500,009        3,791,000        2,805,293


See accompanying notes.


37                                                       SCB COMPUTER TECHNOLOGY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 APRIL 30, 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of SCB Computer Technology, Inc. and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

GENERAL SCB Computer Technology, Inc. (the "Company" or "SCB") was incorporated on May 11, 1984 in the State of Tennessee. The Company is an information technology company which primarily provides management and technical services primarily to state and local governments, public utilities, Fortune 500 companies, and other large organizations.

CASH AND CASH EQUIVALENTS The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

The Company enters into purchases of securities under agreements to resell. The amounts advanced under these agreements represent overnight loans and are reflected as a cash equivalent in the consolidated balance sheets. Securities purchased under agreement to resell are held in safekeeping in the Company's name. Should the market value of the underlying securities decrease below the amount recorded, the counterparty, a large national banking institution, is required to place an equivalent amount of additional securities in safekeeping in the name of the Company.

EARNINGS PER SHARE Basic and diluted earnings per share is calculated in accordance with FASB Statement No. 128, Earnings Per Share. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to the requirements of Statement 128.


38                                                       SCB COMPUTER TECHNOLOGY

FIXED ASSETS All fixed assets are carried at cost. Depreciation, which includes the amortization of assets recorded under capital leases, is computed using the straight-line basis over the useful lives of the various fixed assets. The estimated useful lives for computing depreciation on fixed assets are as follows:

                                                                   YEARS
    --------------------------------------------------------------------
    Furniture, fixtures and equipment                              5-10
    Autos                                                          3-6
    Buildings                                                      31-39

GOODWILL Goodwill represents the excess of the cost of businesses acquired using the purchase method of accounting over the fair value of the net identifiable assets at the date of acquisition and is being amortized using the straight line method over 30 years.

The Company continually monitors events and changes in circumstances that could indicate the carrying amount of goodwill may not be recoverable. When events or changes in circumstances are present that indicate the carrying amount of goodwill may not be recoverable, the Company assesses the recoverability of goodwill by determining whether the carrying value of such intangible assets will be recovered through undiscounted expected future cash flows after related interest charges. Should the Company determine that the carrying values of specific intangible assets are not recoverable, the Company would record a charge to reduce the carrying value of such assets to their fair values.

REVENUE RECOGNITION The Company recognizes revenues as professional services are performed. The Company records deferred revenue for payments received from certain customers on service contracts prior to the performance of services required under the service contract. Estimated losses are recorded when identified.

DIRECT FINANCING LEASES Leases meeting the criteria for capitalization in accordance with SFAS No.13 are classified as direct financing leases. For direct financing leases, the sum of the minimum lease payments and the unguaranteed residual value is recorded as the gross investment in the lease. The difference between the gross investment and the cost of the leased property is recorded as unearned income. Income is recognized over the life of the lease using the interest method.



39                                                       SCB COMPUTER TECHNOLOGY

OPERATING LEASES Leases not meeting the criteria for capitalization are classified as operating leases. For operating leases, lease payments are recognized as rental revenue on a straight-line basis over the life of the lease. Depreciation expense on equipment under operating leases is recorded over the lease term. The amount subject to depreciation is the total cost of the leased asset less the expected gross residual value at the end of the lease.

RESIDUAL INTEREST IN REMARKETED LEASE TRANSACTIONS In certain instances, the Company will act as a lease intermediary, or will sell the ownership rights of leased property. Typically, in connection with such transactions, the Company retains a percentage interest in the residual value at the end of the lease. These residual interests are recorded at the present value of the Company's portion of the estimated gross residual value at the end of the lease.

INDIRECT LEASING COSTS Indirect costs incurred in connection with leasing transactions, such as commissions and certain salaries, are capitalized and amortized over the lease period.

DETERMINATION OF GROSS RESIDUAL INTERESTS The unguaranteed gross residual interests of equipment on direct financing leases, operating leases, and remarketed lease transactions are determined by assessing the technical and economic life of the equipment in relation to the length of the lease. The estimated gross residual interests are periodically reassessed to account for potential fluctuations in residual values. Reassessment procedures include independent appraisals, evaluation of new technological developments, and comparison of remaining estimated residual interests with residual values of leases which terminated during the current period.

INCOME TAXES The Company accounts for income taxes using the liability method. Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

40                                                       SCB COMPUTER TECHNOLOGY

PRO FORMA PROVISION FOR INCOME TAXES During fiscal year 1997, the Company acquired Delta Software Services, Inc. ("DSS") in a merger transaction accounted for as a pooling-of-interests. Prior to the merger, DSS had elected "S" Corporation status for income tax purposes. As a result of the merger, DSS terminated its "S" Corporation election. Pro forma provision for income taxes, presents the combined pro forma tax expense of DSS as if it had been a "C" Corporation during the periods presented prior to acquisition date. There is no impact in the current year.

STOCK BASED COMPENSATION The Company grants stock options for a fixed number of shares to employees and directors with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and, accordingly, recognizes no compensation expense for the stock option grants.

SEGMENT REPORTING In fiscal 1999, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of SFAS No. 131 did not affect the results of operations or financial position of the Company, but did affect the disclosure of segment information as the Company was not required to make such disclosures under previous guidance. See Note 18.

CONCENTRATIONS OF CREDIT RISK Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company continually evaluates the credit worthiness of its customers' financial positions and monitors accounts on a periodic basis, but typically does not require collateral related to trade receivables. The Company has not experienced significant losses related to receivables from individual customers or groups of customers in a particular industry or geographic area. Credit losses have been immaterial and have consistently been within management's expectations.


41                                                       SCB COMPUTER TECHNOLOGY

USE OF ESTIMATES The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATION Certain account reclassifications have been made to the 1998 and 1997 financial statements to conform with the 1999 presentation, none of which are material.

FAIR VALUE OF FINANCIAL INSTRUMENTS The carrying value of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and debt approximates fair values of these instruments at April 30, 1999 and 1998.

2. BUSINESS COMBINATIONS

Effective June 30, 1997, the Company acquired all the outstanding capital stock of Partners Resources, Inc. (PRI); an information technology outsourcing company and Partners Capital Group, Inc. (PCG); a computer leasing company, which were accounted for using the purchase method of accounting. The cash consideration paid for these entities was $16,000,000 of which $1,600,000 was held in escrow for certain contingencies in accordance with the acquisition agreement. The operating results of PRI and PCG are included in the Company's consolidated statements of operations since July 1, 1997. The unaudited pro forma impact of the acquisition of PRI and PCG as if the transaction had occurred on May 1, 1996 is as follows:

                                                       YEAR ENDED APRIL 30, 1997
                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------
PRO FORMA
Revenue                                                           $   94,359
Net income, including pro forma adjustment for income taxes       $    3,293
Net income per share, including pro forma adjustment for
income taxes - basic and diluted                                  $     0.15



42                                                       SCB COMPUTER TECHNOLOGY

During May 1998, the Company paid $7,127,437 and issued 1,580,582 additional shares of its common stock to the former shareholders of PRI as additional purchase price of $21,382,312. This was equal to 14 times PRI's net income for the calendar year ended December 31, 1997 calculated in accordance with the contingent purchase price provisions of the acquisition agreement. The Company received $962,154 of the original $1,600,000 escrow as PCG failed to meet its earnings benchmark as defined in the acquisition agreement. These transactions resulted in additional goodwill that is being expensed over the remaining 30 year amortization period.

In February 1997, the Company acquired substantially all of the assets of Technology Management Resources, Inc. ("TMR"), a Company in substantially the same business as the Company, which was accounted for using the purchase method of accounting. The consideration initially paid by the Company related to this acquisition was $8,500,000 of which $500,000 was held in escrow for certain contingencies in accordance with the acquisition agreement. The initial purchase price of $8,500,000 has been allocated to the assets acquired and liabilities assumed based on their estimated fair value as of the date of acquisition. SCB initially agreed to issue the former TMR shareholders up to $4,000,000 in SCB Common Stock as additional purchase price contingent upon growth in the acquired business's revenues and earnings for the fiscal years ending April 30, 1998, 1999, and 2000. Effective December 30, 1997, SCB agreed to pay the former TMR shareholders $1,200,000 in cash in full and final settlement of any additional purchase price payments which has been accounted for as additional goodwill. Also effective as of December 30, 1997, SCB released the $500,000 escrow amount that was being held to satisfy potential indemnification obligations and terminated the employment of one of the former shareholders. The operating results of TMR are included in the Company's consolidated statements of operations since March 1, 1997. The unaudited pro forma impact of the TMR acquisition as if the transaction had occurred on May 1, 1996 is as follows:

                                                       YEAR ENDED APRIL 30, 1997
                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------------
PRO FORMA
--------------------------------------------------------------------------------------
Revenue                                                            $   67,694
Net income, including pro forma adjustment for income taxes        $    5,578
Net income per share, including pro forma adjustment for
income taxes - basic and diluted                                   $     0.25


43                                                       SCB COMPUTER TECHNOLOGY

In September 1996, the Company acquired Delta Software Services, Inc. ("DSS"), a Company in substantially the same business as the Company. The acquisition was accounted for using the pooling-of-interests method of accounting. The Company exchanged 1,384,608 shares of its common stock for all the outstanding stock of DSS. In November 1997, common shares of 7,754 were returned to the Company and retired in settlement of an escrow agreement under the original merger agreement.

In accordance with the pooling-of-interests method of accounting, no adjustment has been made to the historical carrying amount of assets and liabilities of DSS. The accompanying consolidated financial statements have been restated to include the financial position and operating results of DSS for all periods prior to the merger.

In May 1998, the Company effected a business combination with Proven Technology, Inc. ("PTI"), a company in substantially the same business as the Company. The combination was accounted for using the pooling-of-interests method of accounting. The Company exchanged 543,724 shares of its common stock for all the outstanding stock of PTI of which 54,372 shares are being held in escrow to secure potential indemnification claims. Because of its size, the transaction does not require restatement of prior financial results.

3. ACCOUNTS RECEIVABLE -- TRADE

Accounts receivable-trade includes unbilled receivables of $16,042,715 and $9,916,821 under contracts to purchase services as of April 30, 1999 and 1998, respectively. Such amounts are billable upon completion of performance milestones. Substantially all of the unbilled receivables are expected to be collected within one year.

4. NET INVESTMENT IN DIRECT FINANCING LEASES

The components of the net investment in direct financing leases are as follows:

                                                                   APRIL 30,
                                                              1999            1998
                                                              ----            ----
Minimum lease payments receivable                         $14,906,541      $15,469,381
Unguaranteed residual values of leased equipment            3,696,281        3,809,905
Indirect leasing costs                                        161,581          181,418
Unearned income                                            (2,534,449)      (2,351,006)
                                                          -----------      -----------
Net investment in direct financing leases                 $16,229,954      $17,109,698
                                                          ===========      ===========



                           SCB Computer Technology 44

The following is a summary by year of the future minimum lease payments receivable from direct financing leases:

YEAR ENDING APRIL 30,
---------------------
         2000                                                        $ 6,574,115
         2001                                                          4,618,224
         2002                                                          1,973,743
         2003                                                          1,524,593
         2004                                                            215,866
                                                                     -----------
Total minimum future lease payments receivable                       $14,906,541
                                                                     ===========


The minimum lease payments receivable for all direct financing leases are assigned to lenders as security for non-recourse debt.

5. RENTALS UNDER OPERATING LEASES

The following is a summary by year of the minimum future rentals on noncancellable operating leases as of April 30, 1999.


YEAR ENDING APRIL 30,
---------------------
    2000                                                              $1,578,204
    2001                                                                 960,375
    2002                                                                 694,891
    2003                                                                 159,477
    2004                                                                  25,648
                                                                      ----------
Total minimum future rentals                                          $3,418,595
                                                                      ==========



All of the above future rentals have been assigned to lenders in connection with the repayment of non-recourse debt.




                           SCB Computer Technology 45

6. NON-RECOURSE DEBT

At April 30, 1999 the non-recourse debt balances were $13,255,517 and $2,968,681 for direct financing leases and operating leases, respectively. At April 30, 1998, the non-recourse debt balances were $13,760,157 and $4,311,869 for direct financing leases and operating leases, respectively. Substantially all of the proceeds from the issuance of non-recourse debt was used to purchase assets leased under direct financing and operating leases. The non-recourse financing, which bears interest at rates ranging from 6.4% to 11.6%, is secured by the assigned lease payments and the underlying leased property. The lenders receive lease payments directly from the lessees.

The following is a summary of the future maturities of non-recourse debt:

  YEAR ENDING      DEBT RELATING TO DIRECT        DEBT RELATING TO
   APRIL 30,          FINANCING LEASES            OPERATING LEASES            TOTAL
   ---------          ----------------            ----------------            -----
    2000                $5,685,524                  $1,184,976             $6,870,500
    2001                 4,164,526                     828,884              4,993,410
    2002                 1,753,127                     694,039              2,447,166
    2003                 1,439,407                     222,895              1,662,302
    2004                   212,933                      37,887                250,820
                       -----------                  ----------            -----------
                       $13,255,517                  $2,968,681            $16,224,198
                       ===========                  ==========            ===========



7. DEBT

The Company has a $5,000,000 line of credit with a bank which bears interest at a rate of prime less 0.55% (7.2% at April 30, 1999) and is due upon demand. At April 30, 1999, $4,974,288 was outstanding under this line of credit which is unsecured.

Long-term debt consisted of the following at April 30, 1999 and 1998:


                                                                   APRIL 30,
                                                           1999                  1998
                                                           ----                  ----
Credit Facility and Term Loan                         $ 41,337,912          $ 19,643,667
Term notes                                               2,212,943             5,738,455
                                                        43,550,855            25,382,122
Less current portion                                     9,796,227             2,600,000
                                                      $ 33,754,628          $ 22,782,122




                           46 SCB COMPUTER TECHNOLOGY

Under the Second Amended and Restated Loan Agreement (the Loan Agreement), dated July 31, 1998, the Company has a $30,000,000 revolving credit facility (the Facility) and a $15,000,000 term loan (the Term Loan) with a bank which is secured by a portion of the Company's equity interest in various subsidiaries. The Facility and Term Loan bear interest at LIBOR plus an additional margin depending on the funded debt to EBITDA ratio (6.43% and 7.16% at April 30, 1999 and 1998, respectively).

Pursuant to the Loan Agreement, the aggregate outstanding balance allowed under the Facility is reduced $1,250,000 quarterly commencing in February 1999 through August 2000. The Facility expires and matures in October 2000, and is renewable at that time. At April 30, 1999 and 1998, $27,656,000 and $19,643,667,
respectively, were outstanding under the Facility.

The Term Loan is payable in monthly installments of $130,248 commencing August 1998 through December 1998, then monthly installments of $353,845 commencing January 1999 through July 2002 with a final payment of all unpaid principal and interest due in July 2002. At April 30, 1999, there was $13,681,912 outstanding under the Term Loan.

The Loan Agreement contains various covenants, including a maximum leverage ratio and restrictions on capital expenditures and leasing obligations.

The Company has several term notes with various lending institutions which bear interest at rates ranging from 8.5% to 9.55%. These notes have varying maturity dates ranging from August 2000 to October 2000. The notes are secured primarily by computer equipment, as the majority of the notes were obtained for the purchase of such equipment.

Future maturities related to long-term debt are as follows:


YEAR ENDING APRIL 30,                                         LONG TERM DEBT
---------------------                                         --------------
    2000                                                        $9,796,227
    2001                                                        27,124,890
    2002                                                         4,050,157
    2003                                                         2,579,581
                                                               -----------
                                                               $43,550,855
                                                               ===========

                           47 SCB COMPUTER TECHNOLOGY

8. CAPITAL LEASE

The Company has a capital lease for computer equipment used on various outsourcing engagements which requires payments of principal and interest of $624,000 in fiscal 2000, $624,000 in fiscal 2001 and $208,000 in fiscal 2002, with $180,937 of these payments representing interest. The present value of the minimum lease payments at April 30, 1999 and 1998 was $1,275,063 and $1,807,527, respectively. At April 30, 1999, the current portion of the present value of minimum lease payments is $536,870. The capital lease is secured by the equipment leased which is included in furniture, fixtures and equipment in the consolidated balance sheets at April 30, 1999 and 1998 in the amount of $2,114,199 with accumulated depreciation of $924,962 and $396,412, respectively.

9. EMPLOYEE BENEFIT PLANS

The Company has a profit sharing plan with an employee stock ownership plan
(ESOP) provision for full-time employees age 21 and over. Contributions are made at the discretion of the Board of Directors. The Company did not contribute to the plan for the years ended April 30, 1999, 1998 and 1997, but paid administrative expenses associated with the plan of $21,510, $21,960, and $6,660 in such years.

The Company also provides a qualified 401(k) profit sharing plan for full-time employees age 21 or over, and who have been with the Company for thirty days by April 30. Contributions by the Company are at the discretion of the Board of Directors. Contributions were $538,758, $144,330, and $93,413 for the years ended April 30, 1999, 1998 and 1997, respectively.

10. EMPLOYMENT AGREEMENTS

Effective November 1, 1998, the Company entered into employment agreements with its Chairman and Vice Chairman for a term of three years expiring October 31, 2001. These agreements provide for a base salary of $425,000 each for the initial year, $600,000 each for the second year, and $700,000 each for the third year. Additionally, the Company granted options to each to purchase 35,211 shares of common stock.


                           SCB COMPUTER TECHNOLOGY 48

11. LEASES

Total rent expense for the years ended April 30, 1999, 1998 and 1997 was $1,559,211, $1,015,572, and $258,348, respectively. The Company leases certain office facilities and vehicles under terms of noncancelable operating lease agreements which expire at various dates.

Total future annual lease requirements are as follows:

2000                    $1,722,086
2001                     1,534,182
2002                     1,371,658
2003                     1,325,938
2004                       502,500
Thereafter              $3,015,300
                        ----------
                        $9,471,714
                        ==========



12. SIGNIFICANT CUSTOMERS

The Company earns a significant portion of its revenue from its top five customers. Revenues earned from its top five customers totaled 35%, 37%, and 49% for the years ended April 30, 1999, 1998 and 1997, respectively.

At April 30, 1999 and 1998 accounts receivable from these significant customers were $15,676,198 and $8,658,419, respectively.

13. FEDERAL AND STATE INCOME TAXES

Significant components of the provision for income taxes are as follows:

                                                                                YEAR ENDED APRIL 30,
                                                                                --------------------
                                                          1999                           1998                          1997
                                                          ----                           ----                          ----
FEDERAL:
   Current                                            $ 2,768,248                    $ 3,878,708                   $ 2,439,146
   Deferred                                              (159,889)                       133,330                       141,035
                                                      -----------                    -----------                   -----------
                                                        2,608,359                      4,012,038                     2,580,181
                                                      -----------                    -----------                   -----------
STATE:
   Current                                                512,935                        876,865                       455,917
   Deferred                                                (8,366)                        19,607                        16,592
                                                      -----------                    -----------                   -----------
                                                          504,569                        896,472                       472,509
                                                      -----------                    -----------                   -----------
TOTAL                                                 $ 3,112,928                    $ 4,908,510                   $ 3,052,690
                                                      ===========                    ===========                   ===========



                           49 SCB COMPUTER TECHNOLOGY

Deferred tax liabilities and assets are comprised of the following:


                                                                                                   YEAR ENDED APRIL 30,
                                                                                           1999                             1998
                                                                                           ----                             ----
DEFERRED TAX LIABILITIES:
   Leasing activities                                                                   $ 2,678,189                     $ 1,188,262
   Deductible Goodwill                                                                      932,349                         339,880
   Other                                                                                    364,038                         120,078
                                                                                        -----------                     -----------
   Total deferred tax liabilities                                                         3,974,576                       1,648,220
                                                                                        -----------                     -----------
DEFERRED TAX ASSETS:
   Unusual charges (See Note 17)                                                          2,282,699                              --
   Vacation expense                                                                         547,575                         335,663
   Total deferred tax assets                                                              2,830,274                         335,663
                                                                                        -----------                     -----------
   NET DEFERRED TAX LIABILITIES                                                         $(1,144,302)                    $(1,312,557)
                                                                                        ===========                     ===========



The reconciliation of income tax computed at the U.S. federal statutory tax rates to income tax expense is:


                                                                            YEAR ENDED APRIL 30,
                                                                            --------------------
                                                         1999                       1998                         1997
                                                         ----                       ----                         ----
                                                AMOUNT         PERCENT      AMOUNT        PERCENT        AMOUNT         PERCENT
                                                ------         -------      ------        -------        ------         -------
Tax at U.S. statutory rates                 $ 2,567,764         34.0%    $ 4,250,213       34.0%      $ 2,759,348         34.0%
State income taxes net of
federal tax benefit                             322,695          4.3         591,672        4.7           311,856           3.8
Other-net                                       222,469          2.9          66,625        0.6           (18,514)        (0.2)
                                            -----------         ----     -----------       ----       -----------         ----
                                            $ 3,112,928         41.2%    $ 4,908,510       39.3%      $ 3,052,690         37.6%
                                            ===========         ====     ===========       ====       ===========         ====


Partners Capital Group, Inc., a subsidiary of the Company, has a federal income tax loss carryforward for tax return purposes in excess of $1.2 million that was created primarily from leasing activities. These loss carryforwards expire in various amounts through 2011.


                           50 SCB COMPUTER TECHNOLOGY

14. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

                                                           YEAR ENDED APRIL 30,
                                                           --------------------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)           1999        1998        1997
----------------------------------------           ----        ----        ----
NUMERATOR:
   Net income                                    $ 4,439     $ 7,592     $ 5,063
   Pro forma adjustment for income taxes               -           -         177
                                                 -------     -------     -------
   Pro forma net income                                -           -       4,886
                                                 -------     -------     -------
DENOMINATOR:
   Denominator for basic earnings per share
   - weighted average shares                      24,683      22,464      22,432
   Effect of dilutive securities:
   Employee stock options                            238         292          63
   Denominator for diluted earnings
   per share - adjusted weighted average
   and assumed conversions                        24,921      22,756      22,495
                                                 -------     -------     -------
Basic earnings per share                         $  0.18     $  0.34     $  0.23
Basic pro forma earnings per share               $     -     $     -     $  0.22
                                                 -------     -------     -------
Diluted earnings per share                       $  0.18     $  0.33     $  0.23
Diluted pro forma earnings per share             $     -     $     -     $  0.22
                                                 =======     =======     =======


                           51 SCB COMPUTER TECHNOLOGY

15. STOCK INCENTIVE PLANS

The Stock Incentive Plans provide for the granting of incentive stock options or non-qualified options to employees and to the Company's non-employee directors to purchase shares of the Company's common stock. The options generally become exercisable within one to four years from the date of grant and expire ten years from the date of grant. Under the Plan, 3,000,000 shares of common stock have been reserved for distribution. The Plan also provides for grants of stock appreciation rights and restricted stock. The following amounts reflect the effect of all stock dividends and splits declared through April 30, 1999:


                                                   FISCAL YEAR ENDED 1999      FISCAL YEAR ENDED 1998      FISCAL YEAR ENDED 1997
                                                 ------------------------      -----------------------    ------------------------
                                                                 WEIGHTED                     WEIGHTED                    WEIGHTED
                                                                 AVERAGE                      AVERAGE                     AVERAGE
                                                                 EXERCISE                     EXERCISE                    EXERCISE
                                                   OPTIONS         PRICE        OPTIONS         PRICE     OPTIONS          PRICE
                                                   -------         -----        -------         -----     -------          -----
Outstanding May 1                                 2,015,183        $7.01       1,093,050        $5.41       597,600        $5.17
Granted                                             388,922        $6.74       1,172,075        $8.50       559,500        $5.63
Exercised                                           (56,478)       $7.26        (112,330)       $6.75        (2,775)       $5.17
Canceled                                           (224,532)       $7.24        (137,612)       $7.35       (61,275)       $5.33
                                                  ---------        -----         -------        -----       -------        -----
Outstanding April 30                              2,123,095        $6.93       2,015,183        $7.01     1,093,050        $5.41
                                                  ---------        -----         -------        -----       -------        -----
Exercisable at year end                           1,480,498        $7.04         874,983        $6.69       366,375        $5.41
Weighted average fair
value of options
granted during the year                                            $3.22                        $4.25                      $2.86
                                                  =========        =====       =========        =====       =======        =====



Exercise prices for options outstanding as of April 30, 1999, ranged from $4.94 to $13.25. The weighted average remaining contractual life of those options is approximately eight years.

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issues to Employees" (APB No, 25) and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.


                           52 SCB COMPUTER TECHNOLOGY

Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1999, 1998 and 1997, respectively: risk-free interest rate of
5.01 percent, 6.04 percent and 6.56 percent; no dividend yield; volatility factors of the expected market price of the Company's common stock of .487; and a weighted average expected life of the option of five years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The company's pro forma information follows:

                                                    1999          1998           1997
                                                    ----          ----           ----
Pro forma net income:
   As reported - (including pro forma
   for income taxes in 1997)                     $4,439,318     $7,592,116    $4,886,038
Pro forma-for SFAS No 123                        $3,652,139     $4,971,136    $4,341,195
Pro forma earnings per share:
   As reported - (including pro forma for
   income taxes in 1997) - basic                       $.18           $.34          $.22
   As reported - (including pro forma for
   income taxes in 1997) - diluted                     $.18           $.33          $.22
Pro forma-for SFAS No 123 - basic                      $.15           $.22          $.19
Pro forma-for SFAS No 123 - diluted                    $.15           $.22          $.19
                                                 ==========     ==========    ==========


                           53 SCB COMPUTER TECHNOLOGY

16. TVA SETTLEMENT

In the fiscal quarter ended October 31, 1998, the Company reached a tentative agreement with the United States Attorney for the Western District of Tennessee and the Tennessee Valley Authority (TVA) to settle on a civil basis all claims against the Company related to the Company's billing practices under its consulting contract with the TVA. The Company has agreed to pay $1,000,000 to the United States government and $600,000 to the TVA in settlement of all claims against the Company. The Company provided an accrual of $1,900,000 for the anticipated settlement and related costs. The Final Agreement was executed May 5, 1999.

In connection with the settlement, a former officer of the Company plead guilty to a single felony count of submitting a false claim of less than $10,000. Pursuant to the resignation of such officer from the Company, SCB recorded severance expense of $800,000 in the fiscal quarter ended October 31, 1998, with non-compete payments to the former officer (aggregating $980,000) being amortized ratably over three years.

The $1,900,000 settlement charge and the $800,000 severance charge are reflected separately on the consolidated statement of income under the caption "TVA settlement and severance payments."

17. UNUSUAL CHARGES

During the fourth fiscal quarter of 1999, the Company completed an evaluation of its operations related to a data center and determined that its best course of action would be to close the facility. The data center had historically generated revenues through data processing services for customers using legacy systems. However, due to changes in the industry conditions and significant increases in the pricing of software licenses used in conjunction with legacy systems, it became obvious that the data center would continually generate operating losses in the future without significant capital improvements. Consequently, the Company recorded a non-cash charge of $1,800,000 for contract loss reserves which management believes are sufficient to cover estimated losses on the wind-down of its remaining contractual obligations related to the data center.

Additionally, the Company identified a non-cash impairment of the long-term assets related to the data center as the projected future cash flows of the data center were less


                           54 SCB COMPUTER TECHNOLOGY
than the carrying value of the assets. These assets which primarily consist of computer equipment were written down to their fair value based on the salvage value of the assets. As a result, an impairment loss of $3,950,0000 was also recorded in the fourth fiscal quarter of 1999.

These charges are based on estimates and, therefore, are subject to various risks and uncertainties related to the Company's ability to secure agreements with third parties and relinquish the assets. As a result, the Company believes it is reasonably possible that these estimates may be revised in the near-term. However, the impacts of such revisions, if any, are not expected to be material.

18. SEGMENT INFORMATION

The Company operates in two industry segments -- Professional Services and Enterprise Solutions.

The revenue components of the Professional Services segment consist primarily of: (1) IT Consulting, including evaluation, design and reengineering of computer systems, management, quality assurance and technical direction for IT projects, as well as functional expertise and training and (2) Professional Staffing, which involves providing skilled IT staff on an as-needed basis.

The revenue components of the Enterprise Solutions segment consist primarily of:
(1) Outsourcing, including system development and integration, maintenance, data center management, help desk and technical services, remote processing, computer hardware sales and leasing; (2) Enterprise Resource Planning (ERP) services, which include planning and evaluation, systems analysis and administration, implementation and functional support; and (3) E-Services, which include Enterprise Management Services, Internet application development and design and implementation of communication networks.



                           55 SCB COMPUTER TECHNOLOGY

Summarized financial information concerning the operating segments in which the Company operated at April 30, 1999, 1998 and 1997 and for each of the years then ended is shown in the following tables:

OPERATING SEGMENTS   (IN THOUSANDS)                                            1999                    1998                 1997 (b)
------------------   --------------                                            ----                    ----                 --------
REVENUES:
Professional Services                                                       $110,060                $ 78,399                $ 64,064
Enterprise Solutions                                                          46,610                  31,073                      --
                                                                            --------                --------                --------
                                                                            $156,670                $109,472                $ 64,064
                                                                            ========                ========                ========
INCOME FROM OPERATIONS: (A)
Professional Services                                                       $ 13,040                $  9,324                $  7,360
Enterprise Solutions                                                           6,416                   4,188                      --
                                                                            --------                --------                --------
                                                                             $19,456                $ 13,512                $  7,360
                                                                            ========                ========                ========
TOTAL ASSETS:
Professional Services                                                       $ 44,603                $ 34,761                $ 35,094
Enterprise Solutions                                                         101,820                  63,785                      --
                                                                            --------                --------                --------
                                                                            $146,423                $ 98,546                $ 35,094
                                                                            ========                ========                ========
EXPENDITURES FOR LONG-LIVED ASSETS:
Professional Services                                                       $  2,438                $  2,429                $ 10,226
Enterprise Solutions                                                          37,741                  24,042                      --
                                                                            $ 40,179                $ 26,471                $ 10,226
                                                                            ========                ========                ========
DEPRECIATION AND AMORTIZATION:
Professional Services                                                       $  1,488                $    564                $    328
Enterprise Solutions                                                           5,411                   3,433                      --
                                                                            --------                --------                --------
                                                                            $  6,899                $  3,997                $    328
                                                                            ========                ========                ========



(a) 1999 income from operations excludes the nonrecurring charges of $1,800,000 contract loss reserves and $3,950,000 for an impairment of long-lived assets (See Note 17) as well as a $2,700,000 nonrecurring charge related to the TVA settlement (See Note 16).

(b) The Company operated in only one segment in 1997 as the operations that comprise Enterprise Solutions were acquired in 1998.


                           56 SCB COMPUTER TECHNOLOGY

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. There are no intersegment sales. Long-term assets is made up of goodwill and property, plant and equipment. Corporate services, consisting of general and administrative services are provided to the segments from a centralized location. Such costs are allocated to the segments based on revenue, headcount, and resources dedicated to a particular segment. In addition, substantially all of the sales and recruiting workforce is contained in the Professional Services segment. Costs associated with the sales and recruiting workforce are allocated to the Enterprise Solutions segment based generally on forecasted revenues.

19. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                 JULY 31,       OCTOBER 31,    JANUARY 31,     APRIL 30,
QUARTER ENDED:                     1998            1998           1999            1999
--------------                     ----            ----           ----            ----
Revenue                       $ 35,488,610    $ 39,280,625   $ 38,619,450    $ 43,281,548
Cost of services                24,042,414      26,945,679     26,544,646      30,107,601
Provision for contract
   losses                                -               -              -       1,800,000
                                ----------      ----------     ----------      ----------
Gross profit                    11,446,196      12,334,946     12,074,804      11,373,947
Selling, general and
administrative expenses          6,826,357       7,133,003      7,396,022       8,217,982
TVA Settlement and
severance payments               1,900,000         800,000              -               -
Impairment of assets                     -               -              -       3,950,000
Income from operations           2,719,839       4,401,943      4,678,782       (794,035)
Other expenses                     626,572         882,437      1,041,403         903,871
                                ----------      ----------     ----------      ----------
Income (loss) before taxes       2,093,267       3,519,506      3,637,379     (1,697,906)
Income (loss) tax expense        1,197,000       1,368,886      1,380,204       (833,162)
                                ----------      ----------     ----------      ----------
Net income (loss)             $    896,267    $  2,150,620   $  2,257,175    $  (864,744)
Net income (loss)
per share - basic             $       0.04    $       0.09   $       0.09    $     (0.04)
                                ==========      ==========     ==========      ==========
Net income (loss)
per share - diluted           $       0.04    $       0.09   $       0.09    $     (0.04)
                                ==========      ==========     ==========      ==========

Weighted average (basic)        24,665,318      24,671,661     24,683,382      24,709,965
                                ==========      ==========     ==========      ==========

Adjusted weighted average
shares and assumed
conversion (diluted)            25,114,168      24,844,604     24,918,710      24,709,965
                                ==========      ==========     ==========      ==========


                           57 SCB COMPUTER TECHNOLOGY

                                       JULY 31,          OCTOBER 31,       JANUARY 31,         APRIL 30,
QUARTER ENDED:                           1997               1997              1998               1998
--------------                           ----               ----              ----               ----
Revenue                             $ 21,333,202       $ 28,054,205      $ 28,275,210      $ 31,809,110
Cost of services                      14,853,966         19,356,691        19,680,310        21,743,251
                                      ----------         ----------        ----------      ----------
Gross profit                           6,479,236          8,697,514         8,594,900        10,065,859
Selling, general and
administrative expenses                3,700,596          5,176,168         5,416,518         6,031,708
                                      ----------         ----------        ----------      ----------
Income from operations                 2,778,640          3,521,346         3,178,382         4,034,151
Other income/(expense)                   148,201           (235,047)         (450,246)         (474,801)
                                      ----------         ----------        ----------      ----------
Income before taxes                    2,926,841          3,286,299         2,728,136         3,559,350
Income tax expense                     1,138,400          1,267,664         1,189,046         1,313,400
                                      ----------         ----------        ----------      ----------
Net income                          $  1,788,441       $  2,018,635      $  1,539,090      $  2,245,950
                                      ==========         ==========        ==========      ==========
Net income per share - basic        $       0.08       $       0.09      $       0.07      $       0.10
                                      ==========         ==========        ==========      ==========
Net income per share - diluted      $       0.08       $       0.09      $       0.07      $       0.10
                                      ==========         ==========        ==========      ==========

Weighted average (basic)              22,440,666         22,459,676        22,472,494        22,484,627
                                      ==========         ==========        ==========      ==========

Adjusted weighted
average shares and
assumed conversion (diluted)          22,634,148         22,734,298        22,744,304      22,911,445
                                      ==========         ==========        ==========      ==========




                           58 SCB COMPUTER TECHNOLOGY

                         REPORT OF INDEPENDENT AUDITORS


Board of Directors
SCB Computer Technology, Inc.

We have audited the accompanying consolidated balance sheets of SCB Computer Technology, Inc. and subsidiaries as of April 30, 1999 and 1998, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended April 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SCB Computer Technology, Inc. and subsidiaries at April 30, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended April 30, 1999, in conformity with generally accepted accounting principles.



Memphis, Tennessee
June 17, 1999



                           59 SCB COMPUTER TECHNOLOGY