Form 10-K, Exhibit 13
period 2002-04-30
SCB COMPUTER TECHNOLOGY INC
filed 2002-07-26
CIK 1005268

                                                                      EXHIBIT 13

                              FINANCIAL HIGHLIGHTS

The following selected financial information is derived from the consolidated financial statements of the Company. The selected financial information should be read in conjunction with the Company's consolidated financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company's year ends on April 30 of each year.

          CONSOLIDATED INCOME STATEMENT DATA FOR YEARS ENDED APRIL 30,
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                       2002(a)         2001(a)         2000(a)         1999(a)           1998
                                                      ---------       ---------       ---------       ---------       ---------

Revenue(b)                                            $ 105,102       $ 132,094       $ 160,812       $ 153,261       $ 106,235
Cost of services                                         77,974          94,373         121,772         110,223          74,714
                                                      ---------       ---------       ---------       ---------       ---------
Gross profit                                             27,128          37,721          39,040          43,038          31,521
Selling, general and administrative expenses             22,783          36,247          45,751          30,991          20,520
Impairment and other charges(c)                              --          42,927           2,631           6,650              --
                                                      ---------       ---------       ---------       ---------       ---------
Income (loss) from operations                             4,345         (41,453)         (9,342)          5,397          11,001
Other income (expenses), net                             (1,334)         (3,620)         (3,921)         (3,455)         (1,012)
                                                      ---------       ---------       ---------       ---------       ---------
Income (loss) before income taxes                         3,011         (45,073)        (13,263)          1,942           9,989
Provision (benefit) for income taxes                     (1,684)        (10,949)         (4,923)            869           3,904
                                                      ---------       ---------       ---------       ---------       ---------
Net income (loss)                                     $   4,695       $ (34,124)      $  (8,340)      $   1,073       $   6,085
                                                      =========       =========       =========       =========       =========
Net income (loss) per share - basic                   $    0.19       $   (1.36)      $   (0.34)      $    0.04       $    0.27
                                                      =========       =========       =========       =========       =========
Net income (loss) per share - diluted                 $    0.19       $   (1.36)      $   (0.34)      $    0.04       $    0.27
                                                      =========       =========       =========       =========       =========
Weighted average number of common shares - basic         24,985          25,045          24,763          24,683          22,464
                                                      =========       =========       =========       =========       =========
Weighted average number of common shares
assuming conversion - diluted                            25,167          25,045          24,763          24,921          22,756
                                                      =========       =========       =========       =========       =========

                CONSOLIDATED BALANCE SHEET DATA AS OF APRIL 30,
                                 (IN THOUSANDS)

                                               2002             2001              2000                1999              1998
                                              -------          -------          ---------           --------          -------

Working capital (deficit)                     $ 5,615          $ 6,417          $ (16,573)          $ 17,699          $19,064
Total assets                                   41,377           66,614            137,231            143,631           99,939
Long-term debt and non-recourse debt           14,578           41,294             71,463             61,918           45,370
Tangible shareholders' equity(d)               18,115            8,816              1,676              9,634           12,423
Total shareholders' equity                     18,115           13,420             47,072             54,554           38,374

(a) See Note 2 to the consolidated financial statements for a discussion of the Company's recent acquisitions and divestitures.

(b) In accordance with Issue No. 01-14, Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred, issued by the Emerging Issues Task Force of the Financial Accounting Standards Board in January 2002, the Company reclassified $794,000, $2,855,000, $1,245,000 and $513,000 of rebilled out-of-pocket expenses as revenue in fiscal 2001, 2000, 1999 and 1998, respectively. These out-of-pocket expenses were de minimis in fiscal 2002. See Note 1 to the consolidated financial statements.

(c) See Note 13 to the consolidated financial statements for a discussion of the impairment and other charges.

(d) Tangible shareholders' equity represents total shareholders' equity less intangible assets.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

This annual report contains forward-looking statements. All statements other than statements of historical fact made in this annual report are forward-looking statements. Forward-looking statements reflect management's current assumptions, beliefs, and expectations and are subject to risks and uncertainties, including those discussed below and in the section of the Company's annual report on Form 10-K entitled "Business - Forward-Looking Statements," that could cause actual results to differ materially from historical or anticipated results. The following information should be read in conjunction with the Company's consolidated financial statements, including the notes thereto.

OVERVIEW

The Company's performance in fiscal 2002 reflects the dramatic change in its strategic direction that occurred in fiscal 2001. The Company's growth from fiscal 1997 through fiscal 2000 was driven largely through acquisitions, diversification, and attempts at cross-selling services. In fiscal 2001, the Company began to focus its operational, capital, and management resources on its core competencies of providing information technology ("IT") outsourcing, consulting, and professional staffing services (the "core operations"). In fiscal 2002, the Company's revenue from core operations, on which the Company's management intends to focus its future efforts, was $99.1 million. Professional staffing, outsourcing, and consulting accounted for 73%, 14%, and 13%, respectively, of the Company's revenue from core operations in fiscal 2002.

Beginning in fiscal 2001 and continuing through fiscal 2002, the Company disposed of several under-performing business units. These non-core business units were engaged in specialized policy consulting, computer hardware and specialty software sales, enterprise resource planning, and computer equipment leasing (the "non-core operations"). The Company sold its Technology Management Resources, Proven Technology, and Global Services business units in fiscal 2001 and its Enterprise Resource Planning, Delta Software, and Partners Capital Group business units in fiscal 2002. The Company completed the last sale of its non-core operations on April 1, 2002. The disposition of the non-core operations largely accounts for the 34.6% decrease in the Company's revenue from $160.8 million in fiscal 2000 to $105.1 million in fiscal 2002.

The Company performs IT services for customers in two distinct markets: state and local governments, and commercial enterprises. In fiscal 2002, 2001, and 2000, approximately 58%, 48%, and 38%, respectively, of the Company's revenue was attributable to state and local governments, with the balance being attributable to commercial enterprises. The Company is a leading provider of IT services to state and local governments in the United States of America.

The Company currently provides IT services for over 150 clients. In fiscal 2002, 2001, and 2000, the Company's top five revenue-generating clients accounted for approximately 52%, 44%, and 36% of the Company's revenue, respectively. Although the Company from time to time has substantial accounts receivable from its top five clients, the Company has not experienced any significant payment problems from these clients. A material decrease in services provided to any of the largest clients of the Company could have an adverse impact on the Company's financial condition and results of operations.

The Company's fiscal year extends from May 1 through the following April 30. The Company generally recognizes revenue as services are performed. The Company's third fiscal quarter ending January 31, in which the number of holidays and vacation days reduces employees' billable hours, generally produces lower revenue and profitability in comparison to the other three fiscal quarters.

                           RESULTS OF OPERATIONS


COMPARISON OF FISCAL 2002 TO FISCAL 2001

REVENUE AND INCOME FROM OPERATIONS. The Company's revenue decreased 20.4% to $105.1 million in fiscal 2002 from $132.1 million in fiscal 2001. Revenue from core operations decreased 1.8% to $99.1 million in fiscal 2002 from $100.9 million in fiscal 2001 due primarily to a slight decrease in average headcount. Revenue from non-core operations decreased 80.8% to $6.0 million in fiscal 2002 from $31.2 million in fiscal 2001 due to the sale of certain non-core businesses in connection with the Company's shift in strategic direction.

The Company's average billable headcount in core operations decreased 4.5% to 753 billable employees in fiscal 2002 from 788 billable employees in fiscal 2001. The Company's average hourly billing rate for these operations increased 4.6% to $62.15 in fiscal 2002 from $59.42 in fiscal 2001.

Over the last two fiscal years, the Company has reported certain unusual items that have significantly affected the comparability of its financial results. These items include professional fees relating to the Company's ongoing SEC investigation, gains from the sales of non-core operations, and impairment and other charges. The Company believes that the exclusion of these unusual items presents a clearer picture of the financial performance of the Company during fiscal 2002 and 2001.

The following table summarizes the components of the Company's income from operations (in thousands) in fiscal 2002, 2001 and 2000. The professional fees for the SEC investigation have been isolated from corporate expenses, the impairment and other charges have been reclassified from income from core operations and income (loss) from non-core operations, and each item is shown separately in order to provide a more comparable presentation.

                                                                     Years Ended April 30,
                                                       --------------------------------------------------
                                                         2002                 2001                 2000
                                                       --------             --------             --------

Income from core operations                            $ 15,274             $ 15,325             $  4,883
Income (loss) from non-core operations                      263               (1,559)               2,652
Corporate expenses                                      (10,402)             (12,794)             (13,550)
Professional fees for SEC investigation                    (959)                (659)                  --
Impairment and other charges                                 --              (42,927)              (3,480)
                                                       --------             --------             --------
  Income (loss) from operations as reported            $  4,176             $(42,614)            $ (9,495)
                                                       ========             ========             ========

The following table shows the impact of the professional fees for the SEC investigation, the gains from the sales of non-core operations, and the impairment and other charges on the Company's net income (in thousands) in fiscal 2002, 2001 and 2000:

                                                                      Years Ended April 30,
                                                         -------------------------------------------------
                                                          2002                 2001                 2000
                                                         -------             --------             --------

Income (loss) before income taxes as reported            $ 3,011             $(45,073)            $(13,263)
Add: Professional fees for SEC investigation                 959                  659                   --
     Impairment and other charges                             --               42,927                3,480
Less:  Gain on sales of non-core operations                 (505)              (1,366)                  --
                                                         -------             --------             --------
Adjusted income (loss) before income taxes                 3,465               (2,853)              (9,783)
Related income tax expense (benefit)                       1,369               (1,127)              (3,864)
                                                         -------             --------             --------
    Adjusted net income (loss)                           $ 2,096             $ (1,726)            $ (5,919)
                                                         =======             ========             ========

As shown in the table, excluding these unusual items, the Company's adjusted net income increased to $2.1 million in fiscal 2002 from a loss of $1.7 million in fiscal 2001.

CORPORATE EXPENSES. The Company's corporate expenses decreased 15.6% to $11.4 million in fiscal 2002 from $13.5 million in fiscal 2001 due to management's cost reduction efforts which primarily focused on salaries and travel-related expenses.

INTEREST EXPENSE. The Company's interest expense decreased 62.7% to $1.9 million in fiscal 2002 from $5.1 million in fiscal 2001 due primarily to the reduction of the Company's bank debt and a general decline in interest rates.

TAX RATE. The Company's effective tax rate for fiscal 2002 was a tax benefit of 55.9%, compared to an effective tax benefit of 24.3% for fiscal 2001. The change is mainly due to a $2.5 million reduction in the valuation reserve (see
Note 17). The deferred tax asset valuation allowance was based on management's calculations of estimated probable future taxable income over the next several years after considering available federal and state income tax loss carryforwards of $5.7 million.

COMPARISON OF FISCAL 2001 TO FISCAL 2000

REVENUE AND INCOME FROM OPERATIONS. The Company's revenue decreased 17.8% to $132.1 million in fiscal 2001 from $160.8 million in fiscal 2000. Revenue from core operations decreased 12.4% to $100.9 million in fiscal 2001 from $115.2 million in fiscal 2000 due primarily to a 5.0% decrease in average headcount and the conclusion of year 2000 consulting projects. Revenue from non-core operations decreased 31.6% to $31.2 million in fiscal 2001 from $45.6 million in fiscal 2000 due to the sale of certain non-core businesses in connection with the Company's shift in strategic direction.

Income from core operations increased 212.2% to $15.3 million in fiscal 2001 from $4.9 million in fiscal 2000 primarily due to increased performance in the consulting and outsourcing operations. Income from non-core operations decreased to a loss of $1.6 million in fiscal 2001 from income of $2.7 million in fiscal 2000 primarily as a result of poor performance from the enterprise resource planning business unit.

CORPORATE EXPENSES. The Company's corporate expenses decreased slightly to $13.5 million in fiscal 2001 from $13.6 million in fiscal 2000.

INTEREST EXPENSE. The Company's interest expense increased 14.8% to $5.1 million in fiscal 2001 from $4.4 million in fiscal 2000 due to higher debt issuance costs in fiscal 2001, which was partially offset by a reduction in the Company's bank debt and a decrease in interest rates.

TAX RATE. The Company's effective tax rate for fiscal 2001 was a tax benefit of 24.3%, compared to an effective tax benefit of 37.1% for fiscal 2000. The change is mainly due to a $3.1 million increase in the valuation reserve. The deferred tax asset valuation allowance was based on management's calculations of estimated probable future taxable income over the next several years after considering available net operating loss carryforwards of $21.4 million.

IMPAIRMENT AND OTHER CHARGES. In fiscal 2001, the Company recorded certain charges of $42.9 million against operations. The specifics of the charges are as follows:

- IMPAIRMENT CHARGES - In accordance with Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of, the Company performed an extensive analysis of the carrying value of goodwill previously recorded. The Company concluded that its cash flows would not recover the carrying amount of the long-lived assets. Accordingly, the Company recorded an impairment charge of $30.4 million for previously recorded goodwill. In addition, the Company evaluated its investment in computer equipment leasing activities, specifically the unguaranteed residual values of the leases, given that the Company had strategically decided to exit the leasing operations. The Company concluded that the lease residual values recorded were impaired and, as a result, recorded a $7.3 million impairment charge.

- SEVERANCE AND OTHER EMPLOYMENT-RELATED EXPENSES - The Company recorded a charge of $2.2 million, of which $0.8 million related to the severance of two former executive officers, $1.0 million was recorded to cover employment-related expenses from the reduction in operations at several locations, and $0.4 million was recorded to cover other unusual employment-related expenses.

- LEASE TERMINATION EXPENSES - The Company entered into agreements on three operating leases resulting in a $1.2 million charge recorded in the loss on disposal of assets category. In one lease, the Company incurred a $0.1 million lease termination fee. The property was under a long-term lease and was rarely used, and the Company settled its total obligation for 25% of the total contracted rent amount. In two other locations, the Company abandoned leasehold improvements and equipment totaling $1.1 million. As a result, the Company reduced its leased space by approximately 66%.

RELIANCE UPON SIGNIFICANT CUSTOMERS

The Company earns a significant portion of its revenue from relatively few customers. In fiscal 2002, the Company's five largest revenue-generating customers accounted for 52% of its revenue, an increase from 44% in fiscal 2001. In fiscal 2002, the following customers accounted for 10% or more of the Company's revenue: State of Tennessee (15%), State of Kentucky (13%), and Honeywell International Inc. (11%). One customer, Honeywell International Inc., accounted for 86% of the Company's revenue from outsourcing operations, an increase from 47% in fiscal 2001.

Generally, the Company's contracts with its top ten clients, in accordance with industry practice, are cancelable on short notice and without penalty (except with respect to the Company's larger outsourcing contracts), provide for monthly payment of fees, and establish other basic terms such as the hourly billing rates for each type of Company professional who performs work pursuant to the contract. Some contracts specifically define the services to be performed pursuant to the contract, while other contracts, particularly professional staffing contracts, merely establish the basic parameters of the work (i.e., the system to be evaluated, designed or maintained) and require that additional work orders be submitted for services to be performed. The Company is the exclusive service provider under certain contracts, while other contracts, particularly professional staffing contracts, specifically allow the client to engage other vendors for the projects covered by the contract.

LIQUIDITY AND CAPITAL RESOURCES

DEBT. During fiscal 2002, the Company reduced its total funded and non-recourse debt by 64.6% to $14.6 million at April 30, 2002, from $41.3 million at April 30, 2001.

At April 30, 2001, the Company's principal sources of funded debt were a revolving loan with a principal balance of $19.0 million (the "old revolving loan"), a term loan with a principal balance of $6.9 million (the "old term loan"), and a line of credit with a principal balance of $5.0 million (the "line of credit").

On May 3, 2001, the Company reduced the outstanding balance of the old revolving loan by $0.8 million from the release of funds escrowed pursuant to the previous sale of the Technology Management Resources business unit.

On June 20, 2001, the Company further reduced the outstanding balance of the old revolving loan by $8.5 million from the proceeds of the sale of the Enterprise Resources Planning business unit.

On July 23, 2001, the Company refinanced its debt by obtaining a five-year, $27.5 million credit facility that consists of a $17.5 million revolving loan (the "new revolving loan") and a $10.0 million term loan (the "primary term loan"). The Company used $15.8 million from the credit facility to retire the old revolving loan and the old term loan and $1.0 million to refinance the line of credit into a three-year, $4.0 million term loan (the "secondary term loan"). The credit facility is secured by substantially all the Company's assets and contains various financial and other covenants. The Company was in compliance with the loan covenants at April 30, 2002. In connection with obtaining the credit facility, the Company granted to the lender and the Company's debt placement agent warrants to purchase a total of 300,000 shares of common stock, at an exercise price of $1.00 per share, during a term of three years.

The interest rate on borrowings under the new revolving loan is prime plus a margin of 1.25%. At April 30, 2002, the effective annual interest rate under the new revolving loan was 6.0%. At April 30, 2002, $5.6 million was outstanding on the new revolving loan. The amount available for borrowing under the new revolving loan is limited to 85% of billed accounts receivable plus 70% of unbilled accounts receivable. At April 30, 2002, $3.6 million was available for borrowing under the new revolving loan.

The interest rate on borrowings under the primary term loan is prime plus a margin of 2.75%. At April 30, 2002, the effective annual interest rate under the primary term loan was 7.5%. The Company is repaying the primary term loan at the rate of $350,000 of principal plus accrued interest per month. At April 30, 2002, $6.5 million was outstanding on the primary term loan.

The interest rate on borrowings under the secondary term loan is prime plus a margin of 2.0%. At April 30, 2002, the effective annual interest rate under the secondary term loan was 6.75%. The Company is repaying the secondary term loan at the rate of $70,000 of principal plus accrued interest per month. Because the Company achieved certain financial results during fiscal 2002, the primary lender advanced the Company $1.0 million to repay part of the secondary term loan. At April 30, 2002, $2.4 million was outstanding on the secondary term loan.

At the outset of fiscal 2002, the Company had non-recourse debt, bearing interest at rates ranging from 6.4% to 12.0%, relating to equipment under direct financing leases and operating leases totaling $9.7 million. The Company reduced non-recourse debt by $5.2 million through payments generated from the leasing portfolio's operations during the first eleven months of fiscal 2002. The Company's sale of its Partners Capital Group business unit on April 1, 2002, included the purchaser's assumption of the remaining $4.6 million in non-recourse debt. As a result, the Company had no outstanding non-recourse debt at April 30, 2002.

OPERATING CASH FLOW. In addition to the above credit facilities, the Company funds its operations from cash generated by operations. The Company's operating activities provided net cash of approximately $9.9 million, $15.9 million and $7.2 million for fiscal years 2002, 2001, and 2000, respectively. The primary reason for the decrease from fiscal 2001 to 2002 was the unusually large tax refunds received during fiscal 2001.

CAPITAL EXPENDITURES. The Company's capital expenditures primarily relate to computer equipment purchases for use by the Company's professionals and on outsourcing projects. Capital expenditures decreased 85.7% to $0.3 million in fiscal 2002 from $2.1 million in fiscal 2001. The Company does not expect to incur substantial capital expenditures in fiscal 2003 except to the extent required for new or revised outsourcing engagements. The Company is currently negotiating the extension of an outsourcing contract, which could result in a significant capital expenditure of $6.0 to $11.0 million during fiscal 2003. The Company believes this potential capital will be financed through equipment leasing arrangements.

DISPOSITIONS OF NON-CORE OPERATIONS. The Company began disposing of its non-core operations in fiscal 2001 and completed the process in fiscal 2002.

On May 2, 2000, the Company sold substantially all the assets of its Technology Management Resources business unit, which was engaged in specialized policy consulting, for $9.7 million in cash plus the assumption of certain related liabilities. The Company used $8.9 million of the sale proceeds to reduce its debt and $0.8 million for working capital.

On November 30, 2000, the Company sold substantially all the assets of its Proven Technology business unit, which was engaged in computer hardware sales, for 50,000 shares of the Company's common stock plus the assumption of certain related liabilities.

On November 30, 2000, the Company sold substantially all the assets of its Global Services business unit, which was engaged in computer hardware sales, for 10,000 shares of the Company's common stock.

On June 20, 2001, the Company sold substantially all the assets of its Enterprise Resource Planning business unit for $9.1 million in cash plus the assumption of certain related liabilities. The Company used $8.5 million of the sale proceeds to reduce its debt and $0.6 million for working capital and to pay expenses related to the transaction.

On February 28, 2002, the Company sold substantially all the assets of its Delta Software business unit, which was engaged in specialty software sales, for the assumption of certain related liabilities.

On April 1, 2002, the Company sold certain assets relating to its Partners Capital Group business unit, which was engaged in computer equipment leasing, for $60,000 in cash plus the assumption of certain related liabilities, including $4.6 million of non-recourse debt.

WORKING CAPITAL. At April 30, 2002, the Company had working capital of $5.6 million (including $0.4 million in cash and cash equivalents), a 12.5% decrease from $6.4 million at April 30, 2001. The decrease in working capital was primarily due to the Company's sale of the Enterprise Resource Planning business unit (the sale included $3.4 million in working capital) and the Partners Capital Group business unit (the sale included $1.1 million in working capital), which was substantially offset by a decrease in accrued expenses. Excluding these business units, working capital increased 194.7% to $5.6 million at April 30, 2002, from $1.9 million at April 30, 2001.

The Company generated net cash from operating activities of $9.6 million and $15.9 million in fiscal 2002 and 2001, respectively. The decrease in net cash provided by operating activities was mainly attributable to income tax refunds received in fiscal 2001.

Due to federal tax legislation enacted during fiscal 2002, the Company received $1.5 million of additional income tax refunds from net operating loss carrybacks in fiscal 2002. The Company received another $0.7 million of such tax refunds in May 2002 and anticipates receiving an additional $0.2 million during the balance of fiscal 2003.

FUTURE LIQUIDITY REQUIREMENTS. Although it is difficult to predict the Company's future liquidity requirements, the Company believes that its current cash and cash equivalents, anticipated cash flows from operations and available borrowings under its credit facility will be sufficient for the foreseeable future to fund the Company's working capital requirements and operations, make required payments of principal and interest on its debt, and permit anticipated capital expenditures. As discussed under "Capital Expenditures," the Company is currently negotiating an extension to an outsourcing contract, which could result in a significant capital expenditure of $6.0 to $11.0 million during fiscal 2003. The Company believes that this potential capital expenditure will be financed through equipment leasing arrangements.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS. The Company does not utilize off balance sheet financing other than operating lease arrangements for office premises and equipment. The following table summarizes all commitments of the Company under contractual obligations at April 30, 2002 (in thousands):

                                                                  Payments Due by Period
                                      --------------------------------------------------------------------------------
                                                       Less than            1 - 3             4 - 5            After 5
Contractual Obligations                Total              1 Year            Years             Years              Years
                                      -------          ---------           ------            ------            -------
Long-term debt                        $14,578            $6,585            $2,406            $5,587            $   --
Operating leases                        5,606             1,728             1,409             1,169             1,300
                                      -------            ------            ------            ------            ------
    Total cash obligations            $20,184            $8,313            $3,815            $6,756            $1,300
                                      =======            ======            ======            ======            ======

The following table summarizes all other commercial commitments of the Company at April 30, 2002 (in thousands):

                                                             Amount of Commitment Expiration per Period
                                          -------------------------------------------------------------------------------
                                          Total Amount        Less than        1 - 3              4 - 5           After 5
Other Commercial Commitments                 Committed           1 Year        Years              Years             Years
                                          ------------        ---------        ------            -------          -------
Revolving loan*                             $17,500             $ --           $   --            $17,500            $ --
Standby letter of credit                      1,829               --            1,829                 --              --
                                            -------             ----           ------            -------            ----
    Total commercial commitments            $19,329             $ --           $1,829            $17,500            $ --
                                            =======             ====           ======            =======            ====

* Advances under the revolving loan are limited to a predetermined calculation based on the amount of billed and unbilled accounts receivable. The outstanding amount under the revolving loan cannot exceed $17,500,000. At April 30, 2002, there was $5,587,000 outstanding on the revolving loan which is included in long-term debt in the contractual obligations table above.

SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies could have the most significant impact on the Company's operations from period to period.

REVENUE RECOGNITION. The Company recognizes revenue as professional services are performed. The Company is compensated for its services on either a time and materials, fixed fee per month, or fixed fee per project basis.

Generally, the Company's contracts with its top ten clients, in accordance with industry practice, are cancelable on short notice and without penalty (except with respect to the Company's larger outsourcing contracts), provide for monthly payment of fees, and establish other basic terms such as the hourly billing rates for each type of Company professional who performs work pursuant to the contract. Some contracts specifically define the services to be performed pursuant to the contract, while other contracts, particularly professional staffing contracts, merely establish the basic parameters of the work (i.e., the system to be evaluated, designed or maintained) and require that additional work orders be submitted for services to be performed. The Company is the exclusive service provider under certain contracts, while other contracts, particularly professional staffing contracts, specifically allow the client to engage other vendors for the projects covered by the contract.

The majority of the Company's revenue is billed on a time and materials basis. Some time and materials contracts contain a cap on the number of hours to be worked, in which case the hours are monitored to help prevent exceeding the cap.

Less than 10% of the Company's revenue is performed on a fixed fee per project basis. In instances where the Company accepts an engagement on a fixed fee per project basis, the Company records revenue on a percentage of completion basis. The Company's agreement with the client calls for the billing of fees at specified increments not directly related to the timing of costs incurred. The Company records deferred revenue for payments received from certain customers on service contracts prior to the performance of services required under the service contract. Estimated losses are recorded when identified.

INCOME TAXES. The Company accounts for income taxes using the liability method. Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, management determines that it is more likely than not that some portion or all of the deferred tax assets will not be realized. The deferred tax asset valuation allowance is based primarily on management's calculations of estimated probable future taxable income over the next several years. Management considers income taxes to be one of the Company's significant accounting policies because of the estimates and judgment required in predicting probable future taxable income.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets, which supersedes Accounting Principles Board ("APB") Opinion No. 17, Intangible Assets, and is effective for fiscal years beginning after December 15, 2001. SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets should be accounted for in financial statements upon their acquisition. SFAS 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. SFAS 142 is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. The Company will adopt SFAS 142 as of May 1, 2002. The Company had no unamortized goodwill or other intangible assets at April 30, 2002. The adoption of SFAS 142, therefore, is expected to have no significant impact on the Company's financial statements.

In July 2001, FASB issued SFAS No. 141, Business Combinations, which supersedes both APB Opinion No. 16, Business Combinations, and SFAS No. 38, Accounting for Preacquisition Contingencies of Purchased Enterprises, and is effective for all business combinations initiated after June 30, 2001. SFAS 141 addresses financial accounting and reporting for business combinations and requires that all business combinations within the scope of SFAS 141 be accounted for using only the purchase method. The Company adopted SFAS 141 as of June 30, 2001. The Company has not completed any business combinations since June 30, 2001. The adoption of SFAS 141, therefore, has had no impact to date on the Company's financial statements.

In October 2001, FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which is effective for fiscal years beginning after December 15, 2001. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS 144 supercedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of, it retains many of the fundamental provisions of that Statement. SFAS 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations
- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a business segment. However, SFAS 144 retains the Opinion's requirement to report discontinued operations separately and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. The Company will adopt SFAS 144 as of May 1, 2002. The adoption of SFAS 144 is expected to have no significant impact on the Company's financial statements.

In January 2002, the Emerging Issues Task Force of FASB issued Issue No. 01-14, Income Statement Characterization of Reimbursements Received for
"Out-of-Pocket" Expenses Incurred, which is effective for periods beginning after December 15, 2001. Issue 01-14 requires that certain out-of-pocket expenses rebilled to customers be recorded as revenue as opposed to an offset to the related expense. Comparative financial statements for prior periods must be conformed to this presentation. The Company historically recorded rebilled out-of-pocket expenses as an offset to the related expense. Effective February 1, 2002, the Company adopted Issue 01-14 and changed its accounting policy to reflect rebilled expenses as revenue. Accordingly, $794,000, $2,855,000, $1,245,000 and $513,000 of rebilled out-of-pocket expenses were reclassified as revenue for fiscal 2001, 2000, 1999, and 1998, respectively. These out-of-pocket expenses were de minimis in fiscal 2002 (see Note 1).

       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's primary market risks include fluctuations in interest rates and variability in interest rate spread relationships (i.e., prime or LIBOR spreads). Substantially all of the Company's $14.6 million in outstanding debt at April 30, 2002, relates to credit facilities with commercial lending institutions. Interest on the outstanding balance is charged based on a variable rate related to the prime rate. The rate is incremented for margins in the form of fluctuations in interest rates. The effect of a hypothetical one percentage point increase across all maturities of variable rate debt would result in a decrease of $146,000 in pre-tax net income assuming no further changes in the amount of borrowings subject to variable rate interest from the amounts outstanding at April 30, 2002. The Company does not trade in derivative financial instruments.

                         SCB COMPUTER TECHNOLOGY, INC.
                          CONSOLIDATED BALANCE SHEETS
                        (in thousands, except par value)

                                                                                 April 30,
                                                                       -----------------------------
ASSETS                                                                   2002                 2001
                                                                       --------             --------
Current assets:
  Cash and cash equivalents                                            $    354             $    575
  Accounts receivable, net of allowance for doubtful
   accounts of $165 in 2002 and $624 in 2001 (Note 3)                    14,412               19,605
  Current portion of leases (Note 4)                                         --                7,312
  Prepaid expenses and other current assets                               1,874                1,663
  Refundable income taxes                                                 3,088                1,844
  Deferred income taxes (Note 10)                                         1,106                4,714
                                                                       --------             --------
   Total current assets                                                  20,834               35,713

Investment in leasing activities (Note 4)                                    --                2,543
Fixed assets, net (Note 5)                                                9,129               14,975
Other long-term assets:
  Goodwill, net of accumulated amortization                                  --                4,604
  Deferred income taxes - long-term (Note 10)                            10,253                7,793
  Other                                                                   1,161                  986
                                                                       --------             --------
                                                                         11,414               13,383
                                                                       --------             --------
    TOTAL ASSETS                                                       $ 41,377             $ 66,614
                                                                       ========             ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                     $  1,578             $    948
  Deferred revenue                                                        1,066                  959
  Accrued expenses                                                        5,990                9,993
  Current portion of long-term debt (Note 7)                              6,585               11,484
  Current portion of non-recourse notes payable (Note 6)                     --                5,912
                                                                       --------             --------
   Total current liabilities                                             15,219               29,296

Long-term debt                                                            7,993               20,085
Notes payable - non-recourse (Note 6)                                        --                3,813
Other long-term liability                                                    50                   --
                                                                       --------             --------
Total liabilities                                                        23,262               53,194
Commitments and contingencies (Notes 8, 9 and 14)

Shareholders' equity (Note 2):
  Preferred stock, no par value - authorized 1,000 shares,                   --                   --
    none issued
  Common stock, $.01 par value - 100,000 shares authorized;
    24,985 shares outstanding; 60 Treasury shares                           250                  250
  Additional paid-in capital                                             40,708               40,708
  Retained earnings (deficit)                                           (22,843)             (27,538)
                                                                       --------             --------
  Total shareholders' equity                                             18,115               13,420
                                                                       --------             --------

    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                         $ 41,377             $ 66,614
                                                                       ========             ========

          See accompanying notes to consolidated financial statements.

                         SCB COMPUTER TECHNOLOGY, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                   (in thousands, except earnings per share)

                                                                             Years Ended April 30,
                                                              -----------------------------------------------------
                                                                 2002                  2001                 2000
                                                              ---------             ---------             ---------

Revenue                                                       $ 105,102             $ 132,094             $ 160,812
Cost of services                                                 77,974                94,373               120,923
Provision for contract losses                                        --                    --                   849
                                                              ---------             ---------             ---------
    Gross profit                                                 27,128                37,721                39,040

Selling, general and administrative expenses                     22,783                36,247                45,751
Impairment and other charges (Note 13)                               --                42,927                 2,631
                                                              ---------             ---------             ---------
    Income (loss) from operations                                 4,345               (41,453)               (9,342)
Other income (expenses):
  Interest income                                                    62                    86                    65
  Interest expense                                               (1,899)               (5,054)               (4,404)
  Other income (Note 2)                                             503                 1,348                   418
                                                              ---------             ---------             ---------
  Other income (expenses), net                                   (1,334)               (3,620)               (3,921)
                                                              ---------             ---------             ---------
Income (loss) before income taxes                                 3,011               (45,073)              (13,263)
Income tax expense (benefit) (Note 10):
  Current                                                        (2,832)                   --                (6,588)
  Deferred                                                        1,148               (10,949)                1,665
                                                              ---------             ---------             ---------
  Total income tax expense (benefit)                             (1,684)              (10,949)               (4,923)
                                                              ---------             ---------             ---------

    NET INCOME (LOSS)                                         $   4,695             $ (34,124)            $  (8,340)
                                                              =========             =========             =========

Net income (loss) per share - basic (Note 10)                 $    0.19             $   (1.36)            $   (0.34)
                                                              =========             =========             =========
Net income (loss) per share - diluted (Note 10)               $    0.19             $   (1.36)            $   (0.34)
                                                              =========             =========             =========
Weighted average number of common shares - basic                 24,985                25,045                24,763
                                                              =========             =========             =========
Weighted average number of common shares - diluted               25,167                25,045                24,763
                                                              =========             =========             =========

         See accompanying notes to consolidated financial statements.

                         SCB COMPUTER TECHNOLOGY, INC.
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (in thousands)

                                                                                  Additional        Retained          Total
                                                       Number of      Common        Paid-In         Earnings       Shareholders'
                                                         Shares       Stock         Capital         (Deficit)         Equity
                                                       ---------      ------      ----------        ---------      -------------

Balance at April 30, 1999                               24,711         $247        $ 39,380         $ 14,926         $ 54,553
  Issuance of common stock in connection
    with purchase of RAO Consulting                        333            3             850               --              853
  Issuance of common stock in connection
    with the exercise of employee stock options              1           --               6               --                6
  Net loss                                                  --           --              --           (8,340)          (8,340)
                                                        ------         ----        --------         --------         --------
Balance at April 30, 2000                               25,045          250          40,236            6,586           47,072

  Purchase of Treasury shares of common stock              (60)          --             (28)              --              (28)
  Issuance of common stock warrants                         --           --             500               --              500
  Net loss                                                  --           --              --          (34,124)         (34,124)
                                                        ------         ----        --------         --------         --------
Balance at April 30, 2001                               24,985          250          40,708          (27,538)          13,420

  Net income                                                --           --              --            4,695            4,695
                                                        ------         ----        --------         --------         --------
Balance at April 30, 2002                               24,985         $250        $ 40,708         $(22,843)        $ 18,115
                                                        ======         ====        ========         ========         ========

         See accompanying notes to consolidated financial statements.

                         SCB COMPUTER TECHNOLOGY, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                                               Years Ended April 30,
                                                                                      ------------------------------------------
Operating Activities:                                                                   2002             2001             2000
                                                                                      --------         --------         --------
  Net income (loss)                                                                   $  4,695         $(34,124)        $ (8,340)
  Adjustments to reconcile net income (loss) to
  net cash provided by operating activities:
   Impairment and other charges                                                             --           42,927            2,631
   Provision (recovery) for bad debts                                                     (153)           1,637            4,024
   Depreciation                                                                          8,422           10,248            7,862
   Amortization                                                                            184            2,688            2,841
   Deferred income taxes                                                                 1,148          (10,949)           1,665
   Gain on sale of assets                                                                 (505)          (1,366)              --
  Change in operating assets and liabilities, net of acquisitions/divestitures of businesses:
   Accounts receivable                                                                   2,775            3,722            5,286
   Prepaid expenses and other assets                                                    (2,337)           2,435            1,528
   Inventory                                                                                --              122             (191)
   Refundable income taxes                                                              (1,244)           6,127           (8,647)
   Accounts payable - trade                                                                722           (3,637)          (2,486)
   Accrued expenses and other liabilities                                               (3,828)          (3,892)             999
                                                                                      --------         --------         --------
  Total adjustments                                                                      5,184           50,062           15,512
                                                                                      --------         --------         --------
  Net cash provided by operating activities                                              9,879           15,938            7,172
                                                                                      --------         --------         --------

Investing Activities:
  Purchases of fixed assets                                                               (334)          (2,103)          (2,773)
  Payments received from leasing activities                                              2,251            6,068           (9,065)
  Purchases of businesses                                                                   --               --           (3,218)
  Proceeds from sale of businesses, net of liabilities paid                             10,144            9,028               --
  Proceeds from buildings and land sale                                                     --               --            1,629
  Other long-term liability                                                                 --               --             (790)
                                                                                      --------         --------         --------
  Net cash provided by (used in) investing activities                                   12,061           12,993          (14,217)
                                                                                      --------         --------         --------

Financing Activities:
  Payments on short-term debt                                                               --           (9,541)              --
  Borrowings on short-term debt                                                             --            2,500            7,000
  Borrowings on long-term debt                                                          21,174               --            1,538
  Payments on long-term debt                                                           (45,375)         (12,421)          (4,274)
  Net borrowings (repayments) under line of credit                                       7,209               --           (1,929)
  Options exercised                                                                         --               --                6
  Proceeds from non-recourse debt                                                           --               --           12,827
  Payments on non-recourse debt                                                         (5,169)         (10,707)         (11,628)
                                                                                      --------         --------         --------
  Net cash provided by (used in) financing activities                                  (22,161)         (30,169)           3,540
                                                                                      --------         --------         --------

Net decrease in cash and cash equivalents                                                 (221)          (1,238)          (3,505)
  Cash and cash equivalents at beginning of year                                           575            1,813            5,318
                                                                                      --------         --------         --------
  Cash and cash equivalents at end of year                                            $    354         $    575         $  1,813
                                                                                      ========         ========         ========

Supplemental disclosures of cash flow information:
  Interest paid                                                                       $  1,635         $  3,553         $  3,975
  Income taxes paid                                                                        428               --            1,674
  Non-recourse debt assumed by purchaser of business unit (Note 2)                       4,556               --               --
  Current liabilities assumed by purchaser of business unit (Note 2)                       316               --               --

          See accompanying notes to consolidated financial statements.

                          SCB COMPUTER TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION. The accompanying consolidated financial statements include the accounts of SCB Computer Technology, Inc., and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

GENERAL. SCB Computer Technology, Inc. (the "Company"), was incorporated on May 11, 1984, in the State of Tennessee. The Company is an information technology company which primarily provides management and technical services mainly to state and local governments and commercial enterprises.

USE OF ESTIMATES. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

FIXED ASSETS. All fixed assets are carried at cost. Depreciation, which includes the amortization of assets recorded under capital leases, is computed using the straight-line basis over the estimated useful lives of the various fixed assets. The range of estimated useful lives for computing depreciation on fixed assets is 3-10 years.

LONG-LIVED ASSETS. Long-lived assets consist of tangible assets such as property and equipment and intangible assets such as good-will. The Company monitors events and changes in circumstances that could indicate that the carrying amount of long-lived assets may not be recoverable. These events or changes in circumstances may include, among others, a significant decrease in cash flow, a significant decrease in earnings, or a significant adverse change in legal factors. When events or changes in circumstances are present that indicate that the carrying amount of long-lived assets may not be recoverable, the Company assesses the recoverability of the assets by determining whether the carrying value of the assets will be recovered through undiscounted expected future cash flows after related interest charges. If the Company determines that the carrying values of specific long-lived assets are not recoverable, the Company would record a charge to reduce the carrying value of such assets to their fair values.

The Company amortizes goodwill, which represents the excess of the cost of businesses acquired using the purchase method of accounting over the fair value of the net identifiable assets acquired at the date of acquisition, using the straight-line method over periods ranging from 3 to 30 years.

REVENUE RECOGNITION. The Company recognizes revenue as professional services are performed. The Company is compensated for its services on either a time and materials, fixed fee per month, or fixed fee per project basis.

Generally, the Company's contracts with its top ten clients, in accordance with industry practice, are cancelable on short notice and without penalty (except with respect to the Company's larger outsourcing contracts), provide for monthly payment of fees, and establish other basic terms such as the hourly billing rates for each type of Company professional who performs work pursuant to the contract. Some contracts specifically define the services to be performed pursuant to the contract, while other contracts, particularly professional staffing contracts, merely establish the basic parameters of the work (i.e., the system to be evaluated, designed or maintained) and require that additional work orders be submitted for services to be performed. The Company is the exclusive service provider under certain contracts, while other contracts, particularly professional staffing contracts, specifically allow the client to engage other vendors for the projects covered by the contract.

The majority of the Company's revenue is billed on a time and materials basis. Some time and materials contracts contain a cap on the number of hours to be worked, in which case the hours are monitored to help prevent exceeding the cap.

Less than 10% of the Company's revenue is performed on a fixed fee per project basis. In instances where the Company accepts an engagement on a fixed fee per project basis, the Company records revenue on a percentage of completion basis. The Company's agreement with the client calls for the billing of fees at specified increments not directly related to the timing of costs incurred. The Company records deferred revenue for payments received from certain customers on service contracts prior to the performance of services required under the service contract. Estimated losses are recorded when identified.

LEASES. The Company leased equipment to customers prior to the sale of Partners Capital business unit on April 1, 2002. Leases meeting the criteria for capitalization in accordance with Statement of Financial Accounting Standards ("SFAS") No. 13, Accounting for Leases, are classified as direct financing leases. For direct financing leases, the sum of the minimum lease payments and the unguaranteed residual value is recorded as the gross investment in the lease. The difference between the gross investment and the cost of the leased property is recorded as unearned income. Income is recognized over the life of the lease using the interest method.

Leases not meeting the criteria for capitalization are classified as operating leases. For operating leases, lease payments are recognized as rental revenue on a straight-line basis over the life of the lease. Depreciation expense on equipment under operating leases is recorded over the lease term. The amount subject to depreciation is the total cost of the leased asset less the unguaranteed residual value at the end of the lease.

Amendments, extensions, and terminations of leases are accounted for in accordance with SFAS 13.

INDIRECT LEASING COSTS. Indirect costs incurred in connection with leasing transactions, such as commissions and certain salaries, are capitalized and amortized over the lease period.

DETERMINATION OF GROSS RESIDUAL INTERESTS. The unguaranteed gross residual interests of equipment accounted for as direct financing and operating leases are determined by assessing the technical and economic life of the equipment in relation to the length of the lease. The estimated gross residual interests are periodically reassessed to account for potential fluctuations in residual values. Reassessment procedures include obtaining independent appraisals, evaluating new technological developments, and comparing remaining estimated residual interests with residual values of leases that terminated during the current period. If there are indications that gross residual interests are impaired, the Company's policy is to write the amounts down to estimated net realizable value.

INCOME TAXES. The Company accounts for income taxes using the liability method. Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, management determines that it is more likely than not that some portion or all of the deferred tax assets will not be realized.

STOCK-BASED COMPENSATION. The Company grants stock options for a fixed number of shares to employees and directors with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and accordingly recognizes no compensation expense for the stock option grants. In accordance with SFAS No. 123, Accounting for Stock-Based Compensation, a valuation using the fair-value-based accounting method has been made for stock options and accordingly pro forma net income and earnings per share have been presented in
Note 12.

CONCENTRATIONS OF CREDIT RISK. Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company evaluates the credit worthiness of its potential customers' financial positions and monitors accounts on a periodic basis, but typically does not require collateral related to accounts receivable. The Company has not historically experienced significant losses related to accounts receivable from individual customers or groups of customers in a particular industry or geographic area. The foregoing concentrations expose the Company to a greater degree of risk of loss than would be the case with greater diversification.

RECLASSIFICATION. Certain account reclassifications have been made to the financial statements for fiscal 2001 and 2000 to conform to the presentation for fiscal 2002.

FAIR VALUE OF FINANCIAL INSTRUMENTS. At April 30, 2002 and 2001, the carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximates its fair values of these instruments due to their short-term nature. Debt at April 30, 2002 and 2001 approximates the fair value as these instruments primarily bear interest at variable rates.

NEW ACCOUNTING PRONOUNCEMENTS. In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, Goodwill and Other Intangible Assets, which supersedes APB Opinion No. 17, Intangible Assets, and is effective for fiscal years beginning after December 15, 2001. SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets should be accounted for in financial statements upon their acquisition. SFAS 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. SFAS 142 is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. The Company adopted SFAS 142 as of May 1, 2002. The Company had no unamortized goodwill or other intangible assets at April 30, 2002. The adoption of SFAS 142, therefore, is expected to have no significant impact on the Company's financial statements.

In July 2001, FASB issued SFAS No. 141, Business Combinations, which supersedes both APB Opinion No. 16, Business Combinations, and SFAS No. 38, Accounting for Preacquisition Contingencies of Purchased Enterprises, and is effective for all business combinations initiated after June 30, 2001. SFAS 141 addresses financial accounting and reporting for business combinations and requires that all business combinations within the scope of SFAS 141 be accounted for using only the purchase method. The Company adopted SFAS 141 as of June 30, 2001. The Company has not completed any business combinations since June 30, 2001. The adoption of SFAS 141, therefore, has had no impact to date on the Company's financial statements.

In October 2001, FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which is effective for fiscal years beginning after December 15, 2001. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS 144 supercedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of, it retains many of the fundamental provisions of that Statement. SFAS 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations
- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a business segment. However, SFAS 144 retains the Opinion's requirement to report discontinued operations separately and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. The Company adopted SFAS 144 as of May 1, 2002. The adoption of SFAS 144 is expected to have no significant impact on the Company's financial statements.

In January 2002, the Emerging Issues Task Force of FASB issued Issue No. 01-14, Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred, which is effective for periods beginning after December 15, 2001. Issue 01-14 requires that certain out-of-pocket expenses rebilled to customers be recorded as revenue as opposed to an offset to the related expense. Comparative financial statements for prior periods must be conformed to this presentation. The Company historically recorded rebilled out-of-pocket expenses as an offset to the related expense. Effective February 1, 2002, the Company adopted Issue 01-14 and changed its accounting policy to reflect rebilled expenses as revenue. Accordingly, $794,000 and $2,855,000 of rebilled out-of-pocket expenses were reclassified as revenue for fiscal 2001 and 2000, respectively.

2.  BUSINESS ACQUISITIONS AND DISPOSITIONS

The following is a summary of the Company's acquisitions completed during the years ended April 30, 2002, 2001 and 2000:

     Date                  Party               Transaction                           Consideration
     ----                  -----               -----------                           -------------
May 1, 1999     Global Services, Inc.         Asset purchase   $6,647,000 in cash, plus assumption of liabilities

March 3, 2000   RAO Consulting Incorporated   Asset purchase   $1,500,000 consisting of $300,000 in cash, $300,000 promissory note, and 333,000 shares of the Company's common stock, plus assumption of liabilities

The following is a summary of the Company's dispositions completed during the years ended April 30, 2002, 2001 and 2000:

       Date                    Business Unit            Transaction                        Consideration
       ----                    -------------            -----------                        -------------

May 2, 2000         Technology Management Resources     Asset sale     $10,000,000 in cash
                        business unit

November 30, 2000   Proven Technology business unit     Asset sale     $23,000 consisting of 50,000 shares of the Company's
                                                                          common stock, plus assumption of liabilities

November 30, 2000   Global Services business unit       Asset sale     $5,000 consisting of 10,000 shares of the Company's
                                                                          common stock

June 20, 2001       Enterprise Resource Planning        Asset sale     $9,144,000 in cash, plus assumption of liabilities
                        business unit

February 28, 2002   Delta Software business unit        Asset sale     Assumption of liabilities

April 1, 2002       Partners Capital business unit      Asset sale     $60,000 in cash, plus assumption of liabilities, including
                                                                          $4.6 million of non-recourse debt

As a result of the above dispositions, the Company realized gains on the sale of assets of $505,000 and $1,366,000 in fiscal 2002 and 2001, respectively. Since all non-core operations have been disposed, the Company will not have any non-core operations in fiscal 2003. The summarized operating results of the disposed business units are presented in Note 16 as the Company's non-core operations.

The Company acquired Partners Resources, Inc. ("PRI") as of June 30, 1997. In May 1999, the Company paid $7.1 million and issued 1,580,582 shares of common stock to the former shareholders of PRI in full settlement of the remaining earnout provisions.

At April 30, 2002, the Company has no remaining earnout or other contingent payment obligations to any of the sellers or buyers in the above transactions.

3.  ACCOUNTS RECEIVABLE

Accounts receivable includes unbilled receivables of $1,179,311 and $1,282,987 at April 30, 2002 and 2001, respectively. Such amounts are the result of services performed and revenue recognized in advance of contractual billings to customers. Substantially all of the unbilled receivables are expected to be collected within one year.

The Company earns a significant portion of its revenue from relatively few customers. The Company's five largest revenue-generating customers accounted for 52%, 44%, and 36% of its revenue for the years ended April 30, 2002, 2001, and 2000, respectively. The following customers accounted for 10% or more of the Company's revenue in fiscal 2002: State of Tennessee (15%), State of Kentucky (13%), and Honeywell International, Inc. (11%). At April 30, 2002 and 2001, the Company's accounts receivable from the five largest revenue-generating customers were approximately $7,807,000 and $7,631,000, respectively.

4.  INVESTMENT IN LEASING ACTIVITIES

Prior to April 1, 2002, the Company had investments in direct financing leases and non-cancelable operating leases. The Company sold the Partners Capital Group business unit, which engaged in computer equipment leasing, on April 1, 2002 (see Note 2). The following items comprise the net amounts of leasing activities in the respective balance sheet captions (in thousands):

                                                                              April 30,
                                                                          ----------------
                                                                           2002       2001
                                                                          -----     ------
Investment in leasing activities
    Direct financing leases                                               $  --     $4,906
    Equipment under operating leases, net of accumulated depreciation
      of $11,099 in 2001                                                     --      4,949
                                                                          -----     ------
                                                                             --      9,855
    Less: current portion                                                    --      7,312
                                                                          -----     ------
    Investment in leasing activities, non-current                         $  --     $2,543
                                                                          =====     ======

The minimum lease payments receivable for all direct financing leases and minimum future rentals on non-cancelable operating leases are assigned to lenders as security for non-recourse debt which is discussed in Note 6.

5.  FIXED ASSETS

Fixed assets consisted of the following at April 30, 2002 and 2001 (in thousands):

                                                                                April 30,
                                                                          ----------------------
                                                                              2002          2001
                                                                          --------      --------
Furniture, fixtures and equipment                                         $ 29,513      $ 32,964
Accumulated depreciation                                                   (20,384)      (17,989)
                                                                          --------      --------

                                                                          $  9,129      $ 14,975
                                                                          ========      ========

6.  NON-RECOURSE DEBT

At April 30, 2001, the non-recourse debt balances were $4,775,831 and $4,949,208 for direct financing leases and operating leases, respectively. The Company used substantially all the proceeds from the non-recourse debt to purchase assets leased under direct financing and operating leases. At April 30, 2002, the Company did not have any outstanding non-recourse debt due to the assumption of the remaining $4.6 million of non-recourse debt by the purchaser of the Partners Capital Group business unit (see Note 2).

7.  LONG-TERM DEBT

At April 30, 2001, the Company's principal sources of funded debt were a revolving loan with a principal balance of $19,012,431 (the "old revolving loan"), a term loan with a principal balance of $6,948,701 (the "old term loan"), and a line of credit with a principal balance of $4,967,082 (the "line of credit").

On May 3, 2001, the Company reduced the outstanding balance of the old revolving loan by $0.8 million from the release of funds escrowed pursuant to the sale of the Technology Management Resources business unit.

On June 20, 2001, the Company further reduced the outstanding balance of the old revolving loan by $8.5 million from the proceeds of the sale of the Enterprise Resources Planning business unit.

On July 23, 2001, the Company refinanced its debt by obtaining a five-year, $27.5 million credit facility that consists of a $17.5 million revolving loan (the "new revolving loan") and a $10.0 million term loan (the "primary term loan"). The Company used $15.8 million from the credit facility to retire the old revolving loan and the old term loan and $1.0 million to refinance the line of credit into a three-year, $4.0 million term loan (the "secondary term loan"). This debt refinancing, together with the foregoing debt reductions, resulted in a total of $16.7 million of current debt being reclassified to long-term debt in the Company's consolidated balance sheet at April 30, 2001. The credit facility is secured by substantially all the Company's assets and contains various financial and other covenants. The Company was in compliance with these loan covenants at April 30, 2002.

The interest rate on borrowings under the new revolving loan is prime plus a margin of 1.25%. At April 30, 2002, the effective annual interest rate under the new revolving loan was 6.0%. At April 30, 2002, $5.6 million was outstanding on the new revolving loan. The amount available for borrowing under the new revolving loan is limited to 85% of billed accounts receivable plus 70% of unbilled accounts receivable. At April 30, 2002, $3.6 million was available for borrowing under the new revolving loan.

The interest rate on borrowings under the primary term loan is prime plus a margin of 2.75%. At April 30, 2002, the effective annual interest rate under the primary term loan was 7.5%. The Company is amortizing the primary term loan at the rate of $350,000 of principal plus accrued interest per month. At April 30, 2002, $6.5 million was outstanding on the primary term loan.

The interest rate on borrowings under the secondary term loan is prime plus a margin of 2.0%. At April 30, 2002, the effective annual interest rate under the secondary term loan was 6.75%. The Company is amortizing the secondary term loan at the rate of $70,000 of principal plus accrued interest per month. Because the Company achieved certain financial results during fiscal 2002, the primary lender advanced the Company $1.0 million to repay part of the secondary term loan. At April 30, 2002, $2.4 million was outstanding on the secondary term loan.

At April 30, 2002, the Company had $83,647 outstanding under a promissory note that bears interest at 11.0% and is due in fiscal 2004. The loan is secured by computer software.

Long-term debt consisted of the following at April 30, 2002 and 2001 (in thousands):

                                                               April 30,
                                                        ----------------------
                                                            2002          2001
                                                        --------      --------
New revolving loan                                      $  5,587      $     --
Primary term loan                                          6,500            --
Secondary term loan                                        2,407            --
Old revolving loan                                            --        19,012
Old term loan                                                 --         6,949
Line of credit                                                --         4,967
Term notes                                                    84           641
                                                        --------      --------
                                                          14,578        31,569
Less:  current portion
                                                          (6,585)      (11,484)
                                                        --------      --------
                                                        $  7,993      $ 20,085
                                                        ========      ========

Future maturities related to long-term debt are as follows (in thousands):

Years Ending April 30,
----------------------
    2003                                                                $  6,585
    2004                                                                   2,179
    2005                                                                     227
    2006                                                                      --
    2007                                                                   5,587
    Thereafter                                                                --
                                                                        --------
                                                                        $ 14,578
                                                                        ========

On June 15, 2000, in connection with amending the old revolving loan and the old term loan, the Company granted to the lender warrants to purchase 250,000 shares of common stock, at an exercise price of $0.44 per share, during a term of three years. On December 15, 2000, the Company and the lender amended the warrants to reduce the exercise price to $0.31 per share.

On July 23, 2001, in connection with obtaining the new revolving loan and the primary term loan, the Company granted to the lender and the Company's debt placement agent warrants to purchase a total of 300,000 shares of common stock, at an exercise price of $1.00 per share, during a term of three years.

8.  PROFIT-SHARING PLAN

The Company maintains the SCB Computer Technology, Inc., KSOP for the benefit of its eligible employees. The KSOP is a tax-qualified profit-sharing plan under
Section 401(k) of the Internal Revenue Code of 1986, as amended. A participant in the KSOP may elect to reduce his or her compensation by an amount that the Company will contribute to a trust under the KSOP on behalf of the participant. The Company, at the discretion of its board of directors, may match a percentage of a participant's contribution based on his or her length of service with the Company. The Company's matching contributions to the KSOP on behalf of all participants were $275,894, $634,380, and $853,656 in the years ended April 30, 2002, 2001, and 2000, respectively. The KSOP also contains provisions pursuant to which certain participants' account balances under the Company's predecessor employee stock ownership plan(the "ESOP") are maintained in the KSOP. The ESOP accounts are invested primarily in the Company's common stock. The Company did not make any contributions to the ESOP accounts maintained in the KSOP in the years ended April 30, 2002, 2001, and 2000. The Company paid administrative expenses associated with the KSOP of $35,512, $23,277, and $26,850 in the years ended April 30, 2002, 2001, and 2000, respectively.

9.  LEASES

Total rent expense for the years ended April 30, 2002, 2001, and 2000 was $1,772,339, $2,398,667, and $2,079,126, respectively. The Company leases certain office facilities and vehicles under non-cancelable operating lease agreements which expire at various dates. Total future annual lease requirements are as follows (in thousands):

Years Ending April 30,
----------------------
    2003                                                                $ 1,728
    2004                                                                    765
    2005                                                                    644
    2006                                                                    588
    2007                                                                    581
    Thereafter                                                            1,300
                                                                        -------
                                                                        $ 5,606
                                                                        =======

10. FEDERAL AND STATE INCOME TAXES

The significant components of the provision for income taxes are as follows (in thousands):

                                                   Years Ended April 30,
                                             ----------------------------------
                                                2002          2001         2000
                                             -------      --------      -------
Federal:
  Current                                    $(2,832)     $     --      $(5,587)
  Deferred                                     1,404        (9,286)       1,412
                                             -------      --------      -------
                                              (1,428)       (9,286)      (4,175)
                                             -------      --------      -------
State:
  Current                                         --            --       (1,001)
  Deferred                                      (256)       (1,663)         253
                                             -------      --------      -------
                                                (256)       (1,663)        (748)
                                             -------      --------      -------
Total expense (benefit)                      $(1,684)     $(10,949)     $(4,923)
                                             =======      ========      =======

The deferred tax assets and liabilities are comprised of the following (in thousands):

                                                               Years Ended April 30,
                                                              ----------------------
                                                                  2002          2001
                                                              --------      --------
Deferred tax assets:
   Goodwill impairment                                        $  9,160      $  8,759
   Impairment of assets and provision for contract losses           --         2,884
   Vacation accrual                                                658           715
   Net operating loss carryforward                               2,256         8,460
   Alternative minimum tax credits                                 502            --
   Allowance for doubtful accounts                                 205           736
   Other accrued liabilities                                       243           379
                                                              --------      --------
   Total deferred tax assets                                    13,024        21,933
   Less valuation allowance                                       (705)       (3,218)
                                                              --------      --------
Net deferred tax assets                                         12,319        18,715

Deferred tax liabilities:
   Leasing activities                                               --         1,999
   Accumulated depreciation                                        960         4,209
                                                              --------      --------
   Total deferred tax liabilities                                  960         6,208
                                                              --------      --------
Net deferred income taxes                                       11,359        12,507
Less: Amount classified as current                              (1,106)       (4,714)
                                                              --------      --------
Deferred income taxes - long term                             $ 10,253      $  7,793
                                                              ========      ========

The deferred tax asset valuation allowance was based on management's calculations of estimated probable future taxable income over the next several years after considering available federal and state income tax loss carryforwards of $5.7 million.

The reconciliation of income tax computed at the U.S. federal statutory tax rates to income tax expense is as follows (in thousands):

                                                                         Years Ended April 30,
                                                   ------------------------------------------------------------------------
                                                            2002                     2001                     2000
                                                   ---------------------    ---------------------     ---------------------
                                                    Amount       Percent     Amount       Percent      Amount       Percent
                                                   -------       -------    --------      -------     -------       -------
Tax at U.S. federal statutory rates                $ 1,024         34.0%    $(15,325)       (34.0)%   $(4,510)       (34.0)%
State income taxes, net of federal tax benefit        (169)        (5.6)      (1,098)        (2.4)       (470)        (3.5)
Change in deferred tax valuation allowance          (2,513)       (83.5)       3,218          7.1          --           --
Non-deductible goodwill impairment                      --           --        1,193          2.6          --           --
Other, net                                             (26)        (0.9)       1,063          2.4          57          0.4
                                                   -------       ------     --------       ------     -------       ------
                                                   $(1,684)       (55.9)%   $(10,949)       (24.3)%   $(4,923)       (37.1)%
                                                   =======       ======     ========       ======     =======       ======

At April 30, 2002, the Company had federal and state income tax loss carryforwards for tax return purposes of $5.7 million. The loss carryforwards expire in various amounts through 2017.

Due to tax legislation enacted during fiscal 2002, the Company received $1.5 million of additional income tax refunds from net operating loss carrybacks in fiscal 2002. The Company received another $0.7 million of such tax refunds in May 2002 and anticipates receiving an additional $0.2 million during the balance of fiscal 2003.

11. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share amounts):

                                                                                Years Ended April 30,
                                                                         ----------------------------------
                                                                            2002         2001          2000
                                                                         -------     --------      --------
Numerator:
  Net income (loss)                                                      $ 4,695     $(34,124)     $ (8,340)
                                                                         =======     ========      ========

Denominator:
  Denominator for basic earnings per share - weighted average shares      24,985       25,045        24,763
  Effect of diluted securities:
     Employee stock options and outstanding warrants                         182           --            --
                                                                         -------     --------      --------
  Denominator for diluted earnings per share - adjusted weighted
  average and assumed conversions                                         25,167       25,045        24,763

Basic earnings (loss) per share                                          $  0.19     $  (1.36)     $  (0.34)
                                                                         =======     ========      ========

Diluted earnings (loss) per share                                        $  0.19     $  (1.36)     $  (0.34)
                                                                         =======     ========      ========

12. STOCK INCENTIVE PLAN

The Company maintains two stock incentive plans for the benefit of the officers, other key employees, and outside directors of and consultants to the Company and its subsidiaries. The Company is authorized to grant incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, and other stock-based awards under the stock incentive plans. To date, the Company has granted only non-qualified stock options to purchase shares of its common stock. Generally, the exercise price of the options is equal to the market value of the underlying shares of common stock on the date of grant, the options become exercisable within one to four years from the date of grant, and the options expire ten years from the date of grant. The Company is allowed to issue a total of 4,800,000 shares of common stock pursuant to the stock incentive plans. At April 30, 2002, there were outstanding options to purchase an aggregate of 2,614,109 shares of common stock, leaving a total of 2,185,891 shares of common stock available for future awards to be granted under the stock incentive plans. The following amounts reflect the effect of all stock dividends and splits declared through April 30, 2002.

A summary of the options outstanding at April 30, 2002, follows (in thousands, except weighted average exercise price):

                                                 Options Outstanding                            Options Exercisable
                                   ---------------------------------------------------     -----------------------------------
                                                       Weighted
                                      Number       Average Remaining   Weighted Average                         Weighted Average
Range of Exercise Prices           Outstanding      Contractual Life    Exercise Price     Number Exercisable   Exercise Price
------------------------           -----------      ----------------    --------------     ------------------   --------------
    $0.45 - $2.88                      743                8.51               $1.64                593                $1.50
    $2.91 - 3.63                       238                7.60               $3.00                238                $3.00
    $3.75 - 3.75                       713                4.80               $3.75                713                $3.75
    $5.00 - 11.56                      920                4.75               $6.62                910                $6.60
                                     -----                                                      -----
    $0.45 - $11.56                   2,614                6.09               $4.09              2,454                $4.19
                                     =====                                                      =====

The following is a summary of the option transactions for fiscal 2002, 2001 and 2000 (in thousands, except weighted average exercise price):

                                                                    Years Ended April 30,
                                       -------------------------------------------------------------------------------
                                               2002                        2001                           2000
                                       ---------------------        ---------------------        ----------------------
                                                    Weighted                     Weighted                      Weighted
                                                     Average                      Average                       Average
                                                    Exercise                     Exercise                      Exercise
                                       Options         Price        Options         Price        Options          Price
                                       -------      --------        -------      --------        -------       --------
Outstanding at May 1                     2,621       $  4.84          3,283       $  5.24          2,123        $  6.93
Granted                                    350       $  0.49             40       $  0.68          1,605        $  3.53
Exercised                                   --       $    --             --       $    --             (1)       $  5.34
Canceled                                  (357)      $  5.81           (702)      $  6.14           (444)       $  7.06
                                         -----                        -----                        -----
Outstanding at April 30                  2,614       $  4.09          2,621       $  4.84          3,283        $  5.24
                                         =====                        =====                        =====
Exercisable at fiscal year end           2,454       $  4.19          2,244       $  5.06          2,300        $  5.72
Weighted average fair value of
options granted during fiscal year                   $  0.49                      $  0.31                       $  2.72

The exercise prices of the options outstanding at April 30, 2002, ranged from $0.45 to $11.56 per share. The weighted average remaining contractual life of those options is approximately six years.

The Company has elected to follow APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its employee stock options, because as discussed below, the alternative fair value accounting provided for under SFAS No. 123, Accounting for Stock-Based Compensation, requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB Opinion 25, the Company recognizes no compensation expense upon the grant of the options, because the exercise price of the options equals the market price of the underlying stock on the date of grant.

Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its options under the fair value method of that Statement. The fair value for the options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for fiscal 2002, 2001, and 2000, respectively: risk-free interest rates of 5.00 percent, 6.00 percent and
6.00 percent; no dividend yield; volatility factors of the expected market price of the Company's common stock of .959, .490 and .992; and a weighted average expected life of the option of five years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands, except earnings per share):

                                                   Years Ended April 30,
                                         -----------------------------------------
                                              2002           2001             2000
                                         ---------     ----------      -----------
Net income (loss):
  As reported                            $   4,695     $  (34,124)     $    (8,340)
  Pro forma - for SFAS 123               $   4,288     $  (34,792)     $   (10,703)

Net income (loss) per share:
  As reported - basic                    $    0.19     $    (1.36)     $     (0.34)
  As reported - diluted                  $    0.19     $    (1.36)     $     (0.34)
  Pro forma - for SFAS 123 - basic       $    0.17     $    (1.39)     $     (0.43)
  Pro forma - for SFAS 123 - diluted     $    0.17     $    (1.39)     $     (0.43)

13. IMPAIRMENT AND OTHER CHARGES

During the second quarter of fiscal 2001, the Company began an evaluation of its operations, including the strategic direction of the Company. For over twenty years, the Company's primary focus was providing clients with IT consulting, outsourcing and professional staffing services (the "core operations"). Approximately five years ago, the Company initiated an acquisition program in an effort to become a provider of diversified IT services such as specialized policy consulting, computer hardware and specialty software sales, enterprise resource planning, and computer equipment leasing (the "non-core operations"). The evaluation included assessing the carrying value of long-lived assets (including goodwill and unguaranteed lease residuals), space needs in several locations, certain employment-related matters, and the disposition of the non-core operations. The evaluation, which was completed in the fourth quarter of fiscal 2001, indicated that the Company should focus its resources on the core operations and de-emphasize the non-core operations.

As a result of this evaluation, the Company recorded the following impairment and other charges in the year ended April 30, 2001, of which approximately $2.6 million represented cash payments (in thousands):

                                                              Core      Non-Core         Total
                                                           -------      --------       -------
Impairment charges:
  Goodwill - Partners Resources, Inc.                      $26,894       $    --       $26,894
  Goodwill - Partners Capital Group                             --         3,510         3,510
  Unguaranteed lease residuals                                  --         7,302         7,302
  Leasehold improvements                                       824            --           824
  Equipment                                                     --           308           308
Other charges:
  Severance and other employee benefits                      2,237            --         2,237
  Lease cancellation, buyout, and abandonments                 384            --           384
  Abandoned software                                           514            --           514
  Loss on disposal of Global Services (Note 2)                  --           783           783
  Loss on disposal of Proven Technology (Note 2)                --           171           171
                                                           -------       -------       -------

Total impairment and other charges                         $30,853       $12,074       $42,927
                                                           =======       =======       =======

The accrual associated with these charges was $0.3 million and $1.1 million at April 30, 2002 and 2001, respectively. The remaining balance of this accrual at April 30, 2002, consists of unpaid severance benefits. The components of the change in this accrual for fiscal 2002 are as follows (in thousands):

Accrual at April 30, 2001     Cash Payments      Reversals    Accrual at April 30, 2002
-------------------------     -------------      ---------    -------------------------
          $1,069                   $810             -0-                  $259

In April 2000, the Company evaluated all goodwill amounts to determine recoverability. Due to a dramatic change in market conditions combined with a short (three-year) amortization period, the Company determined that $2,631,000 of the goodwill recorded in the acquisition of Global Services, Inc., was impaired.

14. LITIGATION AND LEGAL PROCEEDINGS

A consolidated lawsuit was filed on behalf of the Company's shareholders in April 2000 against the Company, certain of its current and former directors and officers, and the Company's former independent auditor. The lawsuit, filed in the United States District Court for the Western District of Tennessee, Memphis Division, arose from the Company's restatement of its consolidated financial statements for fiscal 1998 and 1999 and the first three quarters of fiscal 2000. The district court, upon the defendants' motions, dismissed the lawsuit with prejudice in February 2001. The lead plaintiffs appealed the dismissal order to the United States Court of Appeals for the Sixth Circuit in March 2001. In order to avoid the risks, costs, and distraction of burdensome, protracted litigation, including the pending Sixth Circuit appeal, the Company and the individual defendants, after extensive negotiations, reached an agreement with the lead plaintiffs to settle the lawsuit. Under the terms of the settlement, the Company, through its insurer, paid $2.1 million into a settlement fund to be administered under the supervision of the district court for the benefit of the plaintiff class. In reaching the settlement, the Company and the individual defendants denied and continue to deny each and every claim of alleged violations of law made by the plaintiffs in the lawsuit. The district court preliminarily approved the settlement on December 7, 2001. After conducting a final settlement hearing on March 15, 2002, the district court approved the fairness of the settlement. The 30-day period in which a party withstanding to appeal the district court's approval of the settlement could do so expired on April 15, 2002, without any appeal having been filed. As to the Company and the individual defendants, the case has now been concluded.

In April 2000, the Securities and Exchange Commission (the "SEC") commenced an investigation of the Company's past accounting and financial reporting practices. The SEC investigation arose from the Company's restatement of its consolidated financial statements for fiscal 1998 and 1999 and the first three quarters of fiscal 2000. Throughout the investigation, the Company has cooperated fully with the SEC by voluntarily providing documents and records, by making its current employees available for interviews or depositions, and by encouraging its former employees to cooperate with the SEC's investigation. On November 20, 2001, the Company received from the SEC staff a preliminary notice that it had determined that the Company had committed certain civil violations of the Securities Exchange Act of 1934 and the SEC's rules thereunder. In response to such notice, the Company has held extensive discussions with the SEC staff with a view to resolving the investigation and any resulting enforcement proceeding on a basis that would be acceptable to the Company. As a result of these discussions, the Company has submitted an offer of settlement that would resolve the charges asserted against the Company by the SEC. There can be no assurance that the SEC will accept the Company's offer of settlement, although management is not currently aware of any reason that the SEC would not do so.

The Company is involved in various other claims and litigation incidental to its business. In the opinion of management, these claims and suits individually or in the aggregate will not have a material adverse effect on the Company's consolidated financial statements.

15. RELATED PARTY TRANSACTIONS

On July 16, 2001, the Company agreed to lend up to $192,000 to T. Scott Cobb, the President and Chief Executive Officer and a director of the Company (the "first loan"). The first loan bears interest at prime and originally had a maturity date of April 30, 2002. On January 18, 2002, the Company and Mr. Cobb modified the first loan by increasing the maximum available principal amount to $313,755 and extending the maturity date to August 31, 2002, subject to the requirement that Mr. Cobb prepay the first loan in certain circumstances. The proceeds of the first loan were to be used by Mr. Cobb to repay his personal indebtedness to a commercial bank. At April 30, 2002, the outstanding principal balance of the first loan was $287,442 and the interest accrued thereunder was $6,252.

On February 15, 2002, the Company agreed to lend an additional $500,000 to Mr. Cobb (the "second loan"). The second loan bears interest at prime, has a maturity date of January 31, 2003, and is secured by a pledge by Mr. Cobb to the Company of 1,503,691 shares of the Company's common stock owned by Mr. Cobb. The proceeds of the second loan were to be used by Mr. Cobb to repay his personal indebtedness to a commercial bank. At April 30, 2002, the outstanding principal balance of the second loan was $500,000 and the interest accrued thereunder was $4,882. On June 14, 2002, Mr. Cobb repaid the $500,000 principal balance of the second loan to the Company.

In fiscal 2002, the Company paid IT Resources Solutions.net, Inc. ("ITRS"), a company owned by Kenneth J. Cobb, the son of T. Scott Cobb, $66,000 for marketing management services in the northeastern United States, $26,049 for the lease of office and storage facilities in New York, and $7,331 for contract labor used on the Company's projects.

16. SEGMENT INFORMATION

Beginning with the second quarter of fiscal 2001, the Company operated within two business segments as a result of the strategic business decisions discussed in Note 13. The two business segments are (1) core operations, which consist of IT outsourcing, consulting, and professional staffing services, and (2) non-core operations, which consist of specialized policy consulting, computer hardware and specialty software sales, enterprise resource planning, and computer equipment leasing. Accordingly, the Company is presenting the following summarized financial information concerning the Company's operating segments at April 30, 2002, 2001, and 2000, and for each of the fiscal years then ended (in thousands):

                                                          Years Ended April 30,
                                          -------------------------------------------------
                                               2002             2001(a)             2000(b)
                                          ---------           ---------           ---------
Revenue(c):
  Core operations                         $  99,136           $ 100,911           $ 115,243
  Non-core operations                         5,966              31,183              45,569
  Corporate                                      --                  --                  --
                                          ---------           ---------           ---------
                                          $ 105,102           $ 132,094           $ 160,812
                                          =========           =========           =========

Income (loss) from operations:
  Core operations                         $  15,274           $  15,325           $   4,883
  Non-core operations                           263              (1,559)              2,652
  Corporate                                 (11,192)            (12,292)            (13,397)
                                          ---------           ---------           ---------
                                          $   4,345           $   1,474           $  (5,862)
                                          =========           =========           =========

Total assets:
  Core operations                         $  21,144           $  30,723           $  88,287
  Non-core operations                            --              17,962              38,777
  Corporate                                  20,233              17,929              10,167
                                          ---------           ---------           ---------
                                          $  41,377           $  66,614           $ 137,231
                                          =========           =========           =========

Expenditures for long-lived assets:
  Core operations                         $     170           $     388           $   4,708
  Non-core operations                            --               1,294               5,391
  Corporate                                     164                 421               1,056
                                          ---------           ---------           ---------
                                          $     334           $   2,103           $  11,155
                                          =========           =========           =========

Depreciation and amortization:
  Core operations                         $   4,528           $   6,669           $   5,841
  Non-core operations                         3,197               4,400               4,072
  Corporate                                     881               1,867                 790
                                          ---------           ---------           ---------
                                          $   8,606           $  12,936           $  10,703
                                          =========           =========           =========

(a) Fiscal 2001 income from operations excludes impairment and other charges of $42,927,000.

(b) Fiscal 2000 income from operations excludes the nonrecurring charges of $848,751 contract loss reserves and $2,631,000 for an impairment of long-lived assets.

(c) In accordance with Issue No. 01-14, Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred, issued by the Emerging Issues Task Force of the FASB in January 2002, the Company reclassified $794,000 and $2,855,000 of rebilled out-of-pocket expenses as non-core operations revenue in fiscal years 2001 and 2000, respectively. These out-of-pocket expenses were de minimis in fiscal 2002 (see Note 1).

The non-core operations consist of the business units that were disposed of from May 2000 to April 2002 as described in Note 2.

Since all non-core operations have been disposed, the Company will not have any non-core operations during fiscal 2003.

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. There are no inter-segment sales. Long-term assets consist of goodwill and fixed assets. Corporate services, consisting of general and administrative services, are provided to the segments from a centralized location. In addition, substantially all the sales and recruiting workforce are contained in the core operations segment.

17. UNAUDITED CONSOLIDATED RESULTS OF OPERATIONS BY QUARTER

The Company's unaudited consolidated results of operations for each quarter in fiscal 2002 and 2001 are set forth in the tables below (in thousands, except earnings per share).

                                                                                      Quarters Ended
                                                               --------------------------------------------------------------------
                                                               July 31, 2001   October 31, 2001   January 31, 2002   April 30, 2002
                                                               -------------   ----------------   ----------------   --------------
Revenue                                                             $ 28,626           $ 27,693           $ 24,647         $ 24,136
Cost of services                                                      20,989             20,529             18,515           17,941
                                                                    --------           --------           --------         --------
Gross profit                                                           7,637              7,164              6,132            6,195
Selling, general and administrative expenses                           6,429              5,741              5,227            5,387
                                                                    --------           --------           --------         --------
Income from operations                                                 1,208              1,423                905              808
Other income (expenses)                                                 (165)              (590)              (332)            (246)
                                                                    --------           --------           --------         --------
Income before taxes                                                    1,043                833                573              562
Income tax expense (benefit) (Note 10)(a)                                412                329                226           (2,651)
                                                                    --------           --------           --------         --------
Net income                                                          $    631           $    504           $    347         $  3,213
                                                                    ========           ========           ========         ========
Net income per share - basic                                        $   0.03           $   0.02           $   0.01         $   0.13
                                                                    ========           ========           ========         ========
Net income per share - diluted                                      $   0.03           $   0.02           $   0.01         $   0.13
                                                                    ========           ========           ========         ========
Weighted average number of common shares (basic)                      24,985             24,985             24,985           24,985
                                                                    ========           ========           ========         ========
Adjusted weighted average number of common shares (diluted)           25,072             25,190             25,187           25,226
                                                                    ========           ========           ========         ========


                                                                                           Quarters Ended
                                                               --------------------------------------------------------------------
                                                               July 31, 2000   October 31, 2000   January 31, 2001   April 30, 2001
                                                               -------------   ----------------   ----------------   --------------
Revenue(b)                                                          $ 36,222           $ 33,260           $ 31,235         $ 31,377
Cost of services                                                      25,984             23,706             21,615           23,068
                                                                    --------           --------           --------         --------
Gross profit                                                          10,238              9,554              9,620            8,309
Selling, general and administrative expenses                           9,475              9,604              8,065            9,103
Impairment and other charges (Note 13)                                    --             38,667               (289)           4,549
                                                                    --------           --------           --------         --------
Income (loss) from operations                                            763            (38,717)             1,844           (5,343)
Other income (expenses)                                                  217             (1,329)            (1,016)          (1,492)
                                                                    --------           --------           --------         --------
Income (loss) before taxes                                               980            (40,046)               828           (6,835)
Income tax expense (benefit) (Note 10)                                   387             (6,262)               327           (5,401)
                                                                    --------           --------           --------         --------
Net income (loss)                                                   $    593           $(33,784)          $    501         $ (1,434)
                                                                    ========           ========           ========         ========
Net income (loss) per share - basic                                 $   0.02           $  (1.35)          $   0.02         $  (0.06)
                                                                    ========           ========           ========         ========
Net income (loss) per share - diluted                               $   0.02           $  (1.35)          $   0.02         $  (0.06)
                                                                    ========           ========           ========         ========
Weighted average number of common shares (basic)                      25,045             25,045             25,045           25,045
                                                                    ========           ========           ========         ========
Adjusted weighted average number of common shares (diluted)           25,045             25,045             25,045           25,045
                                                                    ========           ========           ========         ========

(a) Due to federal tax legislation enacted during the fourth quarter of fiscal 2002, the Company then received $1.5 million of additional income tax refunds from net operating loss carrybacks in that same period. The Company received another $0.7 million of such tax refunds in May 2002 and anticipates receiving an additional $0.2 million during the balance of fiscal 2003. Due to the impact of this new tax legislation and management's assessment of the impact of profitability for fiscal 2002, the deferred tax valuation allowance was reduced. These factors combined to create a $2,874,000 income tax benefit in the fourth quarter of fiscal 2002.

(b) In accordance with Issue No. 01-14, Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred, issued by the Emerging Issues Task Force of FASB in January 2002, the Company reclassified $276,000, $195,000, $96,000, and $227,000 of rebilled out-of-pocket expenses as revenue in the first, second, third, and fourth quarters of fiscal 2001, respectively. These out-of-pocket expenses were de minimis in fiscal 2002 (see Note 1)

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders
SCB Computer Technology, Inc.

We have audited the accompanying consolidated balance sheets of SCB Computer Technology, Inc. (the "Company") as of April 30, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for the three years in the period ended April 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SCB Computer Technology, Inc., at April 30, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended April 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

[Insert BDO's signature]

Memphis, Tennessee
June 14, 2002

               MARKET FOR THE COMPANY'S COMMON STOCK

The Company's common stock currently is traded in the over-the-counter market and has been quoted on the OTC Bulletin Board under the ticker symbol "SCBI" since September 21, 2000. Before then, public trading of the Company's common stock was quoted on the NASDAQ National Market until such trading was suspended on April 14, 2000, and the common stock was delisted on August 18, 2000.

The following table sets forth the high and low sales prices per share of the Company's common stock during each quarter in fiscal 2002 and 2001 as reported by the OTC Bulletin Board and the NASDAQ National Market for the respective periods in which such organizations quoted the public trading of the common stock:

                                               Stock Price
                                          -----------------------
                                            High           Low
                                          --------      ---------
Fiscal year ended April 30, 2002:
  Fourth quarter                          $   1.03      $   0.68
  Third quarter                               0.80          0.60
  Second quarter                              1.00          0.54
  First quarter                               0.63          0.30

Fiscal year ended April 30, 2001:
  Fourth quarter                              0.64          0.41
  Third quarter                               0.65          0.23
  Second quarter                              2.13          0.36
  First quarter                               2.13          2.13

At June 28, 2002, there were 209 record holders of common stock and an estimated 2,800 beneficial owners of common stock.

The Company did not pay any cash dividends on its common stock during fiscal 2002 and 2001. The payment of cash dividends in the future will be at the discretion of the board of directors of the Company and will depend on the Company's earnings, financial condition, capital needs, and other factors deemed pertinent by the board of directors, including the limitations on the payment of dividends under state law and the Company's credit arrangements. It is the current intention of the board of directors not to pay cash dividends and to retain any earnings to finance the operation and expansion of the Company's business.