Form 10-K, Exhibit 13
period 2003-04-30
SCB COMPUTER TECHNOLOGY INC
filed 2003-07-28
CIK 1005268

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

          CONSOLIDATED INCOME STATEMENT DATA FOR YEARS ENDED APRIL 30,
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                             2003(a)     2002(a)        2001(a)    2000(a)     1999(a)
                                                           ---------    ---------     ---------   ---------   ---------
Revenue                                                    $  90,547    $ 105,102     $ 132,094   $ 160,812    $153,261
Cost of services                                              68,475       77,974        94,373     121,772     110,223
                                                           ---------    ---------     ---------   ---------    --------
Gross profit                                                  22,072       27,128        37,721      39,040      43,038
Selling, general and administrative expenses                  18,032       22,783        36,247      45,751      30,991
Impairment and other charges(b)                                   --           --        42,927       2,631       6,650
                                                           ---------    ---------     ---------   ---------    --------
Income (loss) from operations                                  4,040        4,345       (41,453)     (9,342)      5,397
Other income (expenses), net                                    (570)      (1,334)       (3,620)     (3,921)     (3,455)
                                                           ---------    ---------     ---------   ---------    --------
Income (loss) before income taxes                              3,470        3,011       (45,073)    (13,263)      1,942
Provision (benefit) for income taxes                             665       (1,684)      (10,949)     (4,923)        869
                                                           ---------    ---------     ---------   ---------    --------
Net income (loss)                                          $   2,805    $   4,695     $ (34,124)  $  (8,340)   $  1,073
                                                           =========    =========     =========   =========    ========
Net income (loss) per share - basic                        $    0.11    $    0.19     $   (1.36)  $   (0.34)   $   0.04
                                                           =========    =========     =========   =========    ========
Net income (loss) per share - diluted                      $    0.11    $    0.19     $   (1.36)  $   (0.34)   $   0.04
                                                           =========    =========     =========   =========    ========
Weighted average number of common shares - basic              24,647       24,985        25,045      24,763      24,683
                                                           =========    =========     =========   =========    ========
Weighted average number of common shares - diluted            24,949       25,167        25,045      24,763      24,921
                                                           =========    =========     =========   =========    ========

                 CONSOLIDATED BALANCE SHEET DATA AS OF APRIL 30,
                                 (IN THOUSANDS)

                                                2003         2002           2001         2000       1999
                                              --------     --------       --------    ---------   --------
Working capital (deficit)                     $  4,545     $  5,615       $  6,417    $ (16,573)  $ 17,699
Total assets                                    53,235       41,377         66,614      137,231    143,631
Long-term debt and non-recourse debt            21,882       14,578         41,294       71,463     61,918
Total shareholders' equity                      20,532       18,115         13,420       47,072     54,554

(a) See Note 2 to the consolidated financial statements for a discussion of the Company's recent acquisitions and divestitures.

(b) See Note 12 to the consolidated financial statements for a discussion of the impairment and other charges.

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

OVERVIEW

The Company's performance in fiscal 2003 reflects the dramatic change in its strategic direction that occurred in fiscal 2001 and 2002. The Company's growth from fiscal 1997 through fiscal 2000 was driven largely through acquisitions, diversification, and attempts at cross-selling services. In fiscal 2001, the Company began to focus its operational, capital, and management resources on its core competencies of providing information technology ("IT") outsourcing, consulting, and professional staffing services (the "core operations"). In fiscal 2003, the Company's revenue from core operations, on which the Company's management intends to focus its future efforts, was $90.5 million. Professional staffing, outsourcing, and consulting accounted for 66%, 23%, and 11%, respectively, of the Company's revenue from core operations in fiscal 2003. As a result of the RSI acquisition, the Company's revenue mix shifted to more outsourcing and consulting during the fourth quarter of fiscal 2003 as professional staffing, outsourcing and consulting comprised 48%, 42% and 10%, respectively.

The Company is implementing a strategy of expanding the Company's business in the government consulting sector into Federal contracting. This has produced both benefits and risks to the Company. Management believes that the success of the strategy is demonstrated by increased shareholder value and further definition of the Company as a market leader in the area of government information technology consulting and solutions. This has produced a much greater concentration of the business of the Company in the government consulting sector, and increased the Company's reliance on contracts cancelable on short notice with federal, state and local government customers which are subject to budgetary restraints. Because a portion of this strategy utilized acquisitions, the Company's long term debt level under its current facility has increased from $12,087,000 in 2002 to $13,527,000 in 2003. Each of these and other risks presented are discussed in the remainder of this section. Management is aggressively managing each of these areas. As an example, a senior member of Company Management is assigned to each large customer of the Company in order to give personal attention to management of the relationship. Management believes that its aggressive management of these and other risks will enable the Company to realize the full value attainable from its government contracting strategy.

Beginning in fiscal 2001 and continuing through fiscal 2002, the Company disposed of several under-performing business units. These non-core business units were engaged in specialized policy consulting, computer hardware and specialty software sales, enterprise resource planning, and computer equipment leasing (the "non-core operations"). The Company sold its Technology Management Resources, Proven Technology, and Global Services business units in fiscal 2001 and its Enterprise Resource Planning, Delta Software, and Partners Capital Group business units in fiscal 2002. The Company completed the last sale of its non-core operations on April 1, 2002. The disposition of the non-core operations accounts for 28% of the 44% decrease in the Company's revenue from $160.8 million in fiscal 2000 to $90.5 million in fiscal 2003. The remaining decrease is due to decreases in average headcount of billable employees, the general decline in the information technology market recently, employees hired by clients, increased competition for state and local government proposals, and a slight shift in commercial customers outsourcing services to offshore countries

Beginning in fiscal 2003, the Company implemented a strategic acquisition plan focused on growing its core operations through acquiring companies with heavy concentrations in the government market, primarily the U.S. Federal government market. The Company completed its first acquisition under its plan with the purchase of Remtech Services, Inc. on February 6, 2003 as described in Business Acquisitions below. Subsequent to fiscal 2003, on May 28, 2003, the Company entered into a definitive agreement to acquire a second company, National Systems Research Co. This acquisition is expected to close by August 31, 2003 as described below in Business Acquisitions.

The Company performs IT services for customers in three distinct markets: state and local governments, agencies of the Federal government of the United States of America ("U.S.") and commercial enterprises. In fiscal 2003, approximately 57% of the Company's revenue was attributable to state and local governments, compared to 58% and 48% in fiscal 2002 and 2001, respectively, while commercial enterprises accounted for 33% of the Company's revenue, a decrease from 42% and 52% in fiscal 2002 and 2001, respectively. The remaining 10% of fiscal 2003 revenue was derived from agencies of the Federal government as a result of the RSI acquisition (as discussed in Business Acquisitions below). During the fourth quarter of fiscal year 2003, 44% of the Company's revenue was attributable to state and local governments, 32% from the Federal government and 24% from commercial customers. This shift in the fourth quarter was principally due to the RSI acquisition (as discussed in Business Acquisitions below).

                                            Years Ended April 30,
         MARKETS                      2003         2002           2001
        ---------                     ----         ----           ----
State & Local Government              57%           58%           48%
Federal Government                    10%           --            --
Commercial enterprises                33%           42%           52%

The Company believes that it is a leading provider of IT services to state and local governments in the U.S. and this strong presence in that market creates a competitive advantage and market differentiator for the Company.

The Company currently provides IT services for over 120 clients. In both fiscal 2003 and 2002, the Company's top five revenue-generating clients accounted for approximately 52% of the Company's revenue, an increase from 44% in fiscal 2001. During the fourth quarter of fiscal 2003, the same top five clients only accounted for 40% of the Company's fourth quarter revenue due to the acquisition of RSI. Although the Company from time to time has substantial accounts receivable from its top five clients, the Company has not experienced any significant payment problems from these clients. A material decrease in services provided to any of the largest clients of the Company could have an adverse impact on the Company's financial condition and results of operations.

The Company's fiscal year extends from May 1 through the following April 30. The Company generally recognizes revenue as services are performed. The Company's third fiscal quarter ending January 31, in which the number of holidays and vacation days reduces employees' billable hours, generally produces lower revenue and profitability in comparison to the other three fiscal quarters.

                              RESULTS OF OPERATIONS

COMPARISON OF FISCAL 2003 TO FISCAL 2002

REVENUE AND INCOME FROM OPERATIONS. The Company's revenue decreased 13.8% to $90.5 million in fiscal 2003 from $105.1 million in fiscal 2002. Revenue from core operations decreased 8.7% to $90.5 million in fiscal 2003 from $99.1 million in fiscal 2002 due primarily to a decrease in average headcount of billable employees. Revenue from non-core operations decreased $6.0 million in fiscal 2003 due to the sale of certain non-core businesses in connection with the Company's shift in strategic direction. The Company's revenue in fiscal 2003 was increased $9.0 million from fiscal 2002 due to the acquisition of RSI.

The Company's average billable headcount in core operations decreased 18.7% to 602 in fiscal 2003 excluding the employees added as a result of the RSI acquisition from 741 in fiscal 2002. This decrease was attributable to the general decline in the information technology market, employees hired by clients, increased competition for state and local government proposals, and a slight shift in commercial customers outsourcing services to offshore countries. The RSI acquisition added 587 billable employees as of February 6, 2003. The Company's average hourly billing rate for the operations excluding RSI increased 2.2% to $70.23 in fiscal 2003 from $68.73 in fiscal 2002.

The Company's income from operations increased from 4.1% of revenue in fiscal 2002 to 4.5% of revenue in fiscal 2003 mainly due to several cost reduction measures instituted during the latter part of fiscal 2002 and continuing through fiscal 2003. These measures included salary and benefit reductions, downsizing facilities and reducing other general field overhead costs. These reductions were offset by increases in healthcare benefits for employees. Average direct cost per billable hour increased 3.7% in fiscal 2003. One of the most significant components to this increase was the 20% increased cost of group health insurance claims for employees.

CORPORATE EXPENSES. The Company's corporate expenses decreased 25.6% to $8.3 million in fiscal 2003 from $11.2 million in fiscal 2002. The decrease in corporate expenses was due in part to the recognition of a $250,000 collection of an insurance claim for legal fees previously expensed by the Company, management's cost-reduction efforts, which primarily focused on salaries and travel-related expenses, and reduced professional fees. The decrease in corporate expenses was 21.4% excluding the $250,000 insurance claim received in fiscal 2003 and excluding $959,000 in unusual professional fees expensed in fiscal 2002.

INTEREST EXPENSE. The Company's interest expense decreased 36.8% to $1.2 million in fiscal 2003 from $1.9 million in fiscal 2002 due primarily to the reduction of the Company's bank debt and a general decline in interest rates. Interest expense in the fourth quarter of fiscal 2003 of $415,000 was higher than the previous three quarters of fiscal 2003 due to the acquisition of RSI.

TAX RATE. The Company's effective tax rate for fiscal 2003 was 19.2%, compared to an effective tax benefit of 55.9% for fiscal 2002. The change is mainly due to a $0.7 million and a $2.5 million reduction in the deferred tax asset valuation allowance in fiscal 2003 and 2002, respectively (see Note 9 to the Company's consolidated financial statements). The deferred tax asset valuation allowance was based on management's calculations of estimated probable future taxable income over the next several years after considering available federal and state income tax loss carryforwards of $4.3 million.

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

The Company's average billable headcount in core operations decreased 6.0% to 741 billable employees in fiscal 2002 from 788 billable employees in fiscal 2001. The Company's average hourly billing rate for these operations increased 4.6% to $62.15 in fiscal 2002 from $59.42 in fiscal 2001.

Over the fiscal years ending April 30, 2002 and 2001, the Company has reported certain unusual items that have significantly affected the comparability of its financial results. These items include professional fees relating to the Company's now settled SEC investigation, gains from the sales of non-core operations, and impairment and other charges. The Company believes that the exclusion of these unusual items presents a clearer picture of the financial performance of the Company during fiscal 2002 and 2001.

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

                                                      Years Ended April 30,
                                               ----------------------------------
                                                 2002         2001         2000
                                               --------     --------     --------
Income from core operations                    $ 15,274     $ 15,325     $  4,883
Income (loss) from non-core operations              263       (1,559)       2,652
Corporate expenses                              (10,233)     (11,633)     (13,550)
Professional fees for SEC investigation            (959)        (659)          --
Impairment and other charges                         --      (42,927)      (3,480)
                                               --------     --------     --------
  Income (loss) from operations as reported    $  4,345     $(41,453)    $ (9,495)
                                               ========     ========     ========

The following table shows the impact of the professional fees for the SEC investigation, the gains from the sales of non-core operations, and the impairment and other charges on the Company's operating income (in thousands) in fiscal 2002, 2001 and 2000:

                                                        Years Ended April 30,
                                                 ----------------------------------
                                                   2002         2001         2000
                                                 --------     --------     --------
Income (loss) from operations as reported        $  4,345     $(41,453)    $ (9,495)
Add: Professional fees for SEC investigation          959          659           --
    Impairment and other charges                       --       42,927        3,480
Less: Gain on sales of non-core operations           (505)      (1,366)          --
                                                 --------     --------     --------
Adjusted income (loss) from operations           $  4,799     $    767     $ (6,015)
                                                 ========     ========     ========

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

TAX RATE. The Company's effective tax benefit for fiscal 2002 was 55.9%, compared to an effective tax benefit of 24.3% for fiscal 2001. The change is mainly due to a $2.5 million reduction in the valuation reserve (see Note 9 to the consolidated financial statements). The deferred tax asset valuation allowance was based on management's calculations of estimated probable future taxable income over the next several years after considering available federal and state income tax loss carryforwards of $5.7 million.

RELIANCE UPON SIGNIFICANT CUSTOMERS

The Company earns a significant portion of its revenue from relatively few customers. In both fiscal 2003 and 2002, the Company's five largest revenue-generating customers accounted for 52% of its revenue, an increase from 44% in fiscal 2001. In fiscal 2003, the following customers each accounted for 10% or more of the Company's revenue: State of Tennessee (16%), State of Kentucky (14%), and IBM (successor to Honeywell International Inc.) (11%). During the fourth quarter of fiscal 2003, the Company's five largest revenue-generating customers accounted for only 39.7% of its revenue with just the following two customers accounting for 10% or more of the total revenue:
State of Tennessee (12%) and State of Kentucky (11%)

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

LIQUIDITY AND CAPITAL RESOURCES

DEBT. On July 23, 2001, the Company refinanced its debt by obtaining a five-year, $27.5 million credit facility (the "credit facility") that consists of a $17.5 million revolving loan (the "revolving loan") and a $10.0 million term loan ("term loan A"). In connection with this refinancing, the Company refinanced an existing loan with a different financial institution into a three-year, $4.0 million term loan ("term loan B"). The credit facility is secured by substantially all the Company's assets and contains various financial and other covenants. The Company was in compliance with these loan covenants at April 30, 2003.

The interest rate on borrowings under the revolving loan is prime plus a margin of 1.0%. At April 30, 2003, the effective annual interest rate under the revolving loan was 5.25%. At April 30, 2003, approximately $6.3 million was outstanding on the revolving loan. The amount available for borrowing under the revolving loan is limited to 85% of billed accounts receivable plus 70% of unbilled accounts receivable. At April 30, 2003, approximately $4.3 million was available for borrowing under the revolving loan. Term loan A was paid in full as of April 30, 2003.

The interest rate on borrowings under term loan B is prime plus a margin of 2.0%. At April 30, 2003, the effective annual interest rate under term loan B was 6.25%. The Company is amortizing term loan B at the rate of $70,000 of principal plus accrued interest per month. At April 30, 2003 approximately $1.1 million was outstanding under term loan B.

On February 6, 2003, the Company amended the credit facility to allow for an additional $7.7 million term loan ("term loan C") to be used to finance part of the purchase price of RSI acquisition. See Business Acquisitions below and Note 2 to the Company's consolidated financial statements. The interest rate on borrowings under term loan C is prime plus a margin of 2.75%. At April 30, 2003, the effective annual interest rate under term loan C was 7.0%. Due to the Company meeting certain requirements contained in the credit facility, the margin on term loan C will be 2.25% for the majority of fiscal 2004. The Company is amortizing the term loan C at the rate of $192,500 of principal plus accrued interest per month for forty months.

In April 2003, the Company purchased approximately $7.3 million of computer equipment to be used on one of its outsourcing projects. This equipment was financed by the vendor until the Company finalized its long-term financing with a financial institution. Subsequent to year end, on June 15, 2003, the Company entered into a forty-month term loan ("term loan D") which was used to pay the computer equipment vendor. This liability has been reflected as a note payable in the Company's April 30, 2003 financial statements. Term loan D bears interest at a fixed rate of 4.625% and is secured by the computer equipment purchased with the proceeds of the loan.

At April 30, 2003, the Company had $21,864 outstanding under a promissory note with a software vendor that bears interest at 11.0% and is due in fiscal 2004. The loan is secured by computer software.

In connection with obtaining term loan C, the Company granted to the lender warrants to purchase 80,000 shares of common stock at an exercise price of $0.68 per share with an expiration date of July 23, 2007 and modified 80,000 warrants issued to the lender at origination of the credit facility. The modification decreased the exercise price from $1.00 to $0.68 and extended to the expiration date to July 23, 2007. At April 30, 2003 Company has outstanding warrants to purchase 250,000 shares of common stock, at an exercise price of $0.31 per share, which expire on January 1, 2004; 220,000 shares at an exercise price of $1.00, which expire on July 23, 2004 and 160,000 shares at an exercise price of $0.68, which expire on July 23, 2007.

The following is a summary of long-term debt at April 30, 2003 (in thousands):

Revolving loan                              $ 6,277
Term loan A                                      --
Term loan B                                   1,067
Term loan C                                   7,250
Term loan D                                   5,759
Notes payable to former RSI shareholders      1,508
Other term notes                                 21
                                            -------
                                            $21,882
                                            =======

OPERATING CASH FLOW. In addition to the above credit facilities, the Company funds its operations from cash generated by operations. The Company's operating activities provided net cash of approximately $14.0 million, $9.9 million and $15.9 million for fiscal years 2003, 2002, and 2001, respectively. The primary reason for the increase from fiscal 2002 to 2003 was $2.7 million in income tax refunds received during fiscal 2003.

CAPITAL EXPENDITURES. The Company's capital expenditures primarily relate to computer equipment purchases for use by the Company's professionals and on outsourcing projects. Capital expenditures increased to $7.7 million in fiscal 2003 from $0.3 million in fiscal 2002 due to the purchase of $7.3 million of computer equipment required to be used on one outsourcing contract, which was extended during fiscal 2003. The Company does not expect to incur substantial capital expenditures in fiscal 2004 except to the extent required for new or revised outsourcing engagements.

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

BUSINESS ACQUISITIONS. On February 4, 2003, the Company, Remtech Services, Inc. ("Remtech" or "RSI"), and the shareholders of Remtech, (the "Shareholders"), entered into a Stock Purchase Agreement (the "Agreement") pursuant to which the Company agreed to purchase and the Shareholders agreed to sell 100% of the outstanding common stock of Remtech. On February 6, 2003 (the "Closing Date"), the sale was completed. On the Closing Date, the Company acquired all of the outstanding stock of Remtech from the Shareholders. Pursuant to the Agreement, the Company paid cash in the amount of $10,864,000 and issued unsecured, subordinated promissory notes in the amount of $1,800,000 to the Shareholders in consideration of the sale of all the outstanding shares of common stock of Remtech (the "Shares"). The purchase price was determined by arms' length negotiation between the parties, taking into account the historical operating results and existing customer relationships of Remtech's business. The Company obtained financing for part of the cash consideration paid pursuant to the Agreement by (a) a term loan of approximately $7.7 million and (b) borrowing approximately $3.0 million under the Company's existing revolving loan agreement. The Company funded the balance of the cash consideration from working capital. The borrowing base under the existing revolving loan was increased by approximately $3.7 million by virtue of adding Remtech's accounts receivable to the Company's borrowing base.

Subsequent to year end, on May 28, 2003, the Company entered into a definitive stock purchase agreement to acquire National Systems Research Company ("NSR"). The acquisition is expected to close by August 31, 2003 based upon the satisfactory completion of several closing conditions including the resolution of certain legal matters and finalization of the financing.

WORKING CAPITAL. At April 30, 2003, the Company had working capital of $4.5 million (including $1.1 million in cash and cash equivalents), a 19.0% decrease from $5.6 million at April 30, 2002. The decrease in working capital was primarily due to the Company's large current income tax refunds receivable recorded as a current asset at April 30, 2002. These refunds were received in fiscal 2003 and used to reduce long term debt.

The Company generated net cash from operating activities of $14.0 million and $9.9 million in fiscal 2003 and 2002, respectively. The increase in net cash provided by operating activities was mainly attributable to income tax refunds received in fiscal 2003.

STOCK REPURCHASE PROGRAM. On September 10, 2002, the Company's board of directors approved a stock repurchase program that authorizes the Company to repurchase up to $3.0 million of common stock. The stock repurchase program authorizes the Company to repurchase shares of its common stock from time to time in the open market and through privately negotiated transactions. The Company will base its decisions to repurchase shares on the prevailing market conditions, the availability of cash to fund the repurchases, and other relevant factors. All repurchases will be conducted in accordance with applicable laws, rules and regulations and the limitations imposed under the Company's credit facility. Repurchased shares of common stock will be added to the Company's treasury shares and will be available for future corporate uses. The Company may discontinue the stock repurchase program at any time.

Under its loan agreement, the Company can repurchase shares with a total cost up to 50% of the prior quarter's "excess cash flow" as defined in the loan agreement, provided that the Company's excess availability under the loan agreement exceeds $4.0 million after the repurchase.

During the year ended April 30, 2003, the Company purchased 689,800 shares of its common stock for a combined cost of approximately $482,000. The cost of the shares purchased was recorded as treasury stock, which reduces the amount of total shareholders' equity.

FUTURE LIQUIDITY REQUIREMENTS. Although it is difficult to predict the Company's future liquidity requirements, the Company believes that its current cash and cash equivalents, anticipated cash flows from operations, and available borrowings under its credit facility will be sufficient for the foreseeable future to fund the Company's working capital requirements and operations, make required payments of principal and interest on its debt, and permit future capital expenditures.

As discussed under "Stock Repurchase Program," the Company will potentially repurchase shares of its common stock from time to time in the open market and through privately negotiated transactions based on the prevailing market conditions, the availability of cash to fund the repurchases, and other relevant factors. At the beginning of each quarter, based upon the prior quarter's financial performance, the Company will assess its ability to repurchase shares. Based upon current information, the Company cannot repurchase more than $571,000 in common stock during the first quarter ended July 31, 2003.

As discussed under "Acquisitions", since the end of fiscal 2003 the Company has signed a stock purchase agreement and intends on financing the acquisition through the existing credit facility and seller notes once certain conditions to closing are resolved.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS. The Company does not utilize off balance sheet financing other than operating lease arrangements for office premises and equipment. The following table summarizes all commitments of the Company under contractual obligations at April 30, 2003 (in thousands):

                                                     Payments Due by Period
                                       --------------------------------------------------
                                                  Less than   1 - 3      4 - 5    After 5
                                         Total      1 Year    Years      Years     Years
                                       --------   ---------  -------    -------   -------
Contractual Obligations
Long-term debt                         $ 21,882    $ 5,907   $15,975    $    --    $   --
Operating leases                          5,514      1,565     2,067      1,159       723
                                       --------    -------   -------    -------    ------
    Total cash obligations             $ 27,396    $ 7,472   $18,042    $ 1,159    $  723
                                       ========    =======   =======    =======    ======

The following table summarizes all other commercial commitments of the Company at April 30, 2003 (in thousands):

                                              Amount of Commitment Expiration per Period
                                    --------------------------------------------------------------
                                    Total Amount  Less than      1 - 3         4 - 5       After 5
                                     Committed     1 Year        Years         Years        Years
                                    ------------  ---------     -------       --------     -------
Other Commercial Commitments
Revolving loan*                        $17,500       $ --       $17,500       $     --       $ --
    Total commercial commitments       $17,500       $ --       $17,500       $     --       $ --
                                       =======       ====       =======       ========       ====

* Advances under the revolving loan are limited to a predetermined calculation based on the amount of billed and unbilled accounts receivable. The outstanding amount under the revolving loan cannot exceed $17,500,000. At April 30, 2003, there was $6,277,000 outstanding on the revolving loan which is included in long-term debt in the contractual obligations table above.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

A "critical accounting policy" is one, which is both important to the understanding of the financial condition and results of operations of the Company and requires management's most difficult, subjective or complex judgments often requiring the need to make estimates about the effect of matters that are inherently uncertain. The Company's accounting policies that fit this definition include the following:

REVENUE RECOGNITION. The Company recognizes revenue as professional services are performed. The Company is compensated for its services on either a time and materials, fixed fee per month, cost-plus-fee or fixed fee per project basis.

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

The majority of the Company's revenue, approximately 83%, is billed on a time and materials basis. Some time and materials contracts contain a cap on the number of hours to be worked, in which case the hours are monitored to help prevent exceeding the cap.

Approximately 2% of the Company's revenue is performed on a fixed fee per project basis. In instances where the Company accepts an engagement on a fixed fee per project basis, the Company records revenue on a percentage of completion basis based upon performance milestones. The Company's agreement with the client calls for the billing of fees at specified increments not directly related to the timing of costs incurred. The Company records deferred revenue for payments received from certain customers on service contracts prior to the performance of services required under the service contract. Estimated losses are recorded when identified.

Approximately 15% of the Company's revenue is performed on a cost-plus basis. Revenue on cost-plus-fee contracts is recognized to the extent of costs incurred plus a proportionate amount of the fee earned. Revenue on time-and-material contracts is recognized to the extent of billable rates times hours delivered plus expenses incurred.

Revenue from maintenance support services is nonrefundable and is generally recognized on a straight-line basis over the term of the service agreement. Provisions for estimated losses on uncompleted contracts are recorded in the period such losses are determined.

The Company's U.S. Government contracts (approximately 32% of total revenue in the fourth quarter of fiscal 2003) are subject to subsequent government audit of direct and indirect costs. The majority of such audits have been completed through December 2000. Management does not anticipate any material adjustment to the consolidated financial statements in subsequent periods for audits not yet completed.

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

NEW ACCOUNTING PRONOUNCEMENTS. In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations" effective for fiscal years beginning after June 15, 2002. SFAS 143 requires that a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company does not expect the future adoption of SFAS 143 to have a material effect on its financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS 145 rescinds SFAS 4, "Reporting Gains and Losses from Extinguishment of Debt," which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. As a result, the criteria in Accounting Principles Board Opinion No. 30 will now be used to classify those gains and losses. SFAS 145 amends SFAS No. 13, "Accounting for Leases," to require that certain lease modifications that have economic effects similar to sales-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. The provisions of SFAS 145 are effective for financial statements for fiscal years beginning after May 15, 2002. The adoption of SFAS 145 is not expected to have a material effect on the Company's financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities ("FIN 46"). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is applicable immediately for variable interest entities created after January 31, 2003. For variable interest entities created prior to January 31, 2003, the provisions of FIN 46 are applicable no later than July 1, 2003. The Company does not expect this interpretation to have a material effect on its financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" that amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. With certain exceptions, SFAS 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designed after June 30, 2003.

In May 2003 the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," that improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS 150 requires that three instruments be classified as liabilities in the statement of financial position. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for the Company's quarter beginning August 1, 2003. The Company does not believe adoption of this statement will have a material effect on the Company's financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The statement nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The statement changes the measurement and timing of recognition for exit costs, including restructuring charges. The Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. A fundamental conclusion reached by the Board in this Statement is that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. The Statement is effective for any such activities initiated after December 31, 2002. It has no effect on charges recorded for exit activities begun prior to this date. The adoption of this statement is not anticipated to have a material effect on the Company's financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. FIN 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for the Company's fiscal 2003 financial statements. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 is not expected to have a material effect on the Company's financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosures - an amendment of FASB Statement No. 123." SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The adoption of SFAS 148 is not expected to have a material effect on financial position or results of operations.

           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's primary market risks include fluctuations in interest rates and variability in interest rate spread relationships (i.e., prime or LIBOR spreads). Substantially all of the Company's $21.9 million in outstanding debt at April 30, 2003, relates to credit facilities with commercial lending institutions. Interest on the outstanding balance is charged based on a variable rate related to the prime rate. The rate is incremented for margins in the form of fluctuations in interest rates. The effect of a hypothetical one percentage point increase across all maturities of variable rate debt would result in a decrease of $219,000 in pre-tax net income assuming no further changes in the amount of borrowings subject to variable rate interest from the amounts outstanding at April 30, 2003. The Company does not trade in derivative financial instruments.

                          SCB COMPUTER TECHNOLOGY, INC.
                           CONSOLIDATED BALANCE SHEETS
                        (in thousands, except par value)

                                                                                        April 30,
                                                                                ------------------------
                                                                                   2003          2002
                                                                                ----------    ----------
ASSETS

Current assets:
  Cash and cash equivalents                                                     $    1,112    $      354
  Accounts receivable, net of allowance for doubtful
   accounts of $160 in 2003 and $165 in 2002 (Note 3)                               15,969        14,412
  Prepaid expenses and other current assets                                          1,590         1,874
  Refundable income taxes                                                              574         3,088
  Deferred income taxes (Note 9)                                                     2,028         1,106
                                                                                ----------    ----------
   Total current assets                                                             21,273        20,834

Fixed assets, net (Note 4)                                                          11,811         9,129

Other long-term assets:
  Goodwill (Note 5)                                                                  5,150            --
  Other intangible assets, net of accumulated amortization (Note 5)                  4,770            --
  Deferred income taxes - long-term (Note 9)                                         8,991        10,253
  Other                                                                              1,310         1,161
                                                                                ----------    ----------
                                                                                    20,151        11,414
                                                                                ----------    ----------
    TOTAL ASSETS                                                                $   53,235    $   41,377
                                                                                ==========    ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                              $    2,161    $    1,578
  Deferred revenue                                                                   1,296         1,066
  Accrued expenses                                                                   7,364         5,990
  Current portion of long-term debt (Note 6)                                         5,907         6,585
                                                                                ----------    ----------
  Total current liabilities                                                         16,728        15,219

Other long-term liability                                                               --            50
Long-term debt (Note 6)                                                             15,975         7,993
                                                                                ----------    ----------
Total liabilities                                                                   32,703        23,262

Commitments and contingencies (Notes 7, 8 and 13)

Shareholders' equity (Note 2):

  Preferred stock, no par value - authorized 1,000 shares,
    none issued                                                                         --            --
  Common stock, $.01 par value - 100,000 shares authorized;
    25,025 shares issued; 700 Treasury shares                                          250           250
  Treasury stock                                                                      (482)           (5)
  Additional paid-in capital                                                        40,807        40,713
  Retained earnings (deficit)                                                      (20,038)      (22,843)
                                                                                ----------    ----------
  Total shareholders' equity                                                        20,532        18,115
                                                                                ----------    ----------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                  $   53,235    $   41,377
                                                                                ==========    ==========

          See accompanying notes to consolidated financial statements.

                          SCB COMPUTER TECHNOLOGY, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except earnings per share)

                                                                           Years Ended April 30,
                                                                 ---------------------------------------
                                                                     2003          2002          2001
                                                                 -----------   -----------   -----------
Revenue                                                          $    90,547   $   105,102   $   132,094
Cost of services                                                      68,475        77,974        94,373
                                                                 -----------   -----------   -----------
  Gross profit                                                        22,072        27,128        37,721

Selling, general and administrative expenses                          18,032        22,783        36,247
Impairment and other charges (Note 12)                                    --            --        42,927
                                                                 -----------   -----------   -----------
  Income (loss) from operations                                        4,040         4,345       (41,453)

Other income (expenses):
  Interest income                                                        355            62            86
  Interest expense                                                    (1,223)       (1,899)       (5,054)
  Other income (Note 2)                                                  298           503         1,348
                                                                 -----------   -----------   -----------
Income (loss) before income taxes                                      3,470         3,011       (45,073)
Income tax expense (benefit) (Note 9)                                    665        (1,684)      (10,949)
                                                                 -----------   -----------   -----------

  Net Income (loss)                                              $     2,805   $     4,695   $   (34,124)
                                                                 ===========   ===========   ===========

Net income (loss) per share - basic (Note 10)                    $      0.11   $      0.19   $     (1.36)
                                                                 ===========   ===========   ===========
Net income (loss) per share - diluted (Note 10)                  $      0.11   $      0.19   $     (1.36)
                                                                 ===========   ===========   ===========
Weighted average number of common shares - basic                      24,647        24,975        25,045
                                                                 ===========   ===========   ===========
Weighted average number of common shares - diluted                    24,949        25,157        25,045
                                                                 ===========   ===========   ===========

          See accompanying notes to consolidated financial statements.

                          SCB COMPUTER TECHNOLOGY, INC.
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (in thousands)

                                                                                            Additional   Retained        Total
                                                           Number of    Common   Treasury     Paid-In    Earnings     Shareholders'
                                                             Shares     Stock     Shares      Capital    (Deficit)       Equity
                                                           ---------    ------   --------   ----------   ----------   ------------
Balance at April 30, 2000                                    25,045     $  250    $   --    $ 40,236     $  6,586       $ 47,072
  Retirement of shares of common stock                          (50)        --        --         (23)          --            (23)
  Purchase of treasury shares of common stock                    --         --        (5)         --           --             (5)
  Issuance of common stock warrants                              --         --        --         500           --            500
  Net loss                                                       --         --        --          --      (34,124)       (34,124)
                                                             ------     ------    ------    --------     --------       --------
Balance at April 30, 2001                                    24,975        250        (5)     40,713      (27,538)        13,420
  Net income                                                     --         --        --          --        4,695          4,695
                                                             ------     ------    ------    --------     --------       --------
Balance at April 30, 2002                                    24,975        250        (5)     40,713      (22,843)        18,115
  Purchase of treasury shares of common stock                    --         --      (482)         --           --           (482)
  Issuance of common stock in connection
    with the exercise of employee stock options                  30         --        --          14           --             14
  Issuance of common stock warrants                              --         --        --          80           --             80
  Net income                                                     --         --        --          --        2,805          2,805
                                                             ------     ------    ------    --------     --------       --------
Balance at April 30, 2003                                    25,025     $  250    $ (487)   $ 40,807     $(20,038)      $ 20,532
                                                             ======     ======    ======    ========     ========       ========

          See accompanying notes to consolidated financial statements.

                         SCB COMPUTER TECHNOLOGY, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                                            Years Ended April 30,
                                                                                   ------------------------------------
                                                                                      2003         2002         2001
                                                                                   ---------    ----------   ----------
Operating Activities:
  Net income (loss)                                                                $   2,805    $    4,695   $  (34,124)
  Adjustments to reconcile net income (loss) to
  net cash provided by operating activities:
   Impairment and other charges                                                           --            --       42,927
   Provision (recovery) for bad debts                                                    (58)         (153)       1,637
   Depreciation                                                                        5,138         8,422       10,248
   Amortization                                                                          290           184        2,688
   Deferred income tax expense (benefit)                                                 582         1,148      (10,949)
   Gain on sale of assets                                                                 --          (505)      (1,366)
  Change in operating assets and liabilities, net of
  acquisitions/divestitures of businesses:
   Accounts receivable                                                                 2,518         2,775        3,722
   Prepaid expenses and other assets                                                     194        (2,337)       2,435
   Inventory                                                                              --            --          122
   Refundable income taxes                                                             2,599        (1,244)       6,127
   Accounts payable - trade                                                              239           722       (3,637)
   Accrued expenses and other liabilities                                               (280)       (3,828)      (3,892)
                                                                                   ---------    ----------   ----------
  Net cash provided by operating activities                                           14,027         9,879       15,938
                                                                                   ---------    ----------   ----------

Investing Activities:
  Purchases of fixed assets                                                           (7,685)         (334)      (2,103)
  Payments received from leasing activities                                               --         2,251        6,068
  Purchases of businesses, net of cash acquired of $1,095                            (12,409)           --           --
  Proceeds from sale of businesses, net of liabilities paid                               --        10,144        9,028
                                                                                   ---------    ----------   ----------
  Net cash provided by (used in) investing activities                                (20,094)       12,061       12,993
                                                                                   ---------    ----------   ----------

Financing Activities:
  Payments on short-term debt                                                             --            --       (9,541)
  Borrowings on short-term debt                                                           --            --        2,500
  Borrowings on long-term debt                                                        18,561        21,174           --
  Payments on long-term debt                                                         (10,578)      (45,375)     (12,421)
  Net borrowings (repayments) under line of credit                                      (690)        7,209           --
  Purchases of common stock for treasury                                                (482)           --           --
  Options exercised                                                                       14            --           --
  Payments on non-recourse debt                                                           --        (5,169)     (10,707)
                                                                                   ---------    ----------   ----------
  Net cash provided by (used in) financing activities                                  6,825       (22,161)     (30,169)
                                                                                   ---------    ----------   ----------

Net increase (decrease) in cash and cash equivalents                                     758          (221)      (1,238)
  Cash and cash equivalents at beginning of year                                         354           575        1,813
                                                                                   ---------    ----------   ----------
  Cash and cash equivalents at end of year                                         $   1,112    $      354   $      575
                                                                                   =========    ==========   ==========

Supplemental disclosures of cash flow information:

  Interest paid                                                                    $     837    $    1,635   $    3,553
  Income taxes paid                                                                      194           428           --
  Non-recourse debt assumed by purchaser of business unit (Note 2)                        --         4,556           --
  Current liabilities assumed by purchaser of business unit (Note 2)                      --           316           --

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

GENERAL. SCB Computer Technology, Inc. (the "Company"), was incorporated on May 11, 1984, in the State of Tennessee. The Company is an information technology company, which primarily provides management and technical services mainly to state and local governments, agencies of the Federal government of the United States of Amercica and commercial enterprises.

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

CAPITALIZED SOFTWARE COSTS. Costs incurred internally in creating a computer software product to be sold or licensed are charged to expense when incurred as research and development until technological feasibility has been established for the product. Technological feasibility is established upon completion of a detailed program design or, in its absence, completion of a working model. Thereafter, all such software development costs are capitalized and subsequently reported at the lower of unamortized cost or estimated net realizable value. Capitalized costs are amortized based on current and future revenue for each product with annual minimum amortization equal to the straight-line amortization over the remaining estimated economic life of the product, which ranges from three to five years.

GOODWILL. The Financial Accounting Standards Board ("FASB") recently issued Statements of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 eliminates the pooling method of accounting for all business combinations initiated after June 30, 2001. SFAS No. 142 requires that goodwill no longer be amortized against earnings, but instead reviewed periodically for impairment, with any identified impairments treated as a cumulative effect of a change in accounting principle. The Company elected to adopt SFAS No. 142 effective May 1, 2002, and as a result, amortization of goodwill was discontinued. A reconciliation of previously reported net income and earnings per share with the amounts adjusted for the exclusion of goodwill amortization net of related income tax effects follows (in thousands).

                                                          Years Ended April 30,
                                                  ------------------------------------
                                                     2003          2002        2001
                                                  ---------     ---------    ---------
Reported net income (loss)                        $   2,805     $   4,695    $(34,124)
Goodwill amortization, net of tax                        --            --       1,626
                                                  ---------     ---------    --------
Adjusted net income                                   2,805         4,695     (32,498)
Reported basic net income (loss) per share        $    0.11     $    0.19    $  (1.36)
                                                  =========     =========    ========
Goodwill amortization, net of tax                        --            --        0.06
Adjusted basic net income (loss) per share        $    0.11     $    0.11    $   1.30
                                                  =========     =========    ========
Reported diluted net income (loss) per share      $    0.11     $    0.11    $  (1.36)
                                                  =========     =========    ========
Goodwill amortization, net of tax                        --            --        0.06
Adjusted diluted net income (loss) per share      $    0.11     $    0.11    $  (1.30)
                                                  =========     =========    ========

INTANGIBLE ASSETS. Intangible assets resulted from the Company's acquisition of RSI. The intangible assets identified during the Company's valuation of RSI's assets at acquisition date include purchased customer contracts and non-compete agreements.

ASSET IMPAIRMENT. Long-lived assets consist of tangible assets such as property and equipment and identifiable intangible assets. The Company monitors events and changes in circumstances that could indicate that the carrying amount of long-lived assets may not be recoverable. These events or changes in circumstances may include, among others, a significant decrease in cash flow, a significant decrease in earnings, or a significant adverse change in legal factors. When events or changes in circumstances are present that indicate that the carrying amount of long-lived assets may not be recoverable, the Company assesses the recoverability of the assets by determining whether the carrying value of the assets will be recovered through undiscounted expected future cash flows after related interest charges. If the Company determines that the carrying values of specific long-lived assets are not recoverable, the Company would record a charge to reduce the carrying value of such assets to their fair values.

REVENUE RECOGNITION. The Company recognizes revenue as professional services are performed. The Company is compensated for its services on either a time and materials, fixed fee per month, cost-plus-fee or fixed fee per project basis.

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

The majority of the Company's revenue, approximately 83%, is billed on a time and materials basis. Some time and materials contracts contain a cap on the number of hours to be worked, in which case the hours are monitored to help prevent exceeding the cap.

Less than 2% of the Company's revenue is performed on a fixed fee per project basis. In instances where the Company accepts an engagement on a fixed fee per project basis, the Company records revenue on a percentage of completion basis based upon performance milestones. The Company's agreements typically call for the billing of fees at specified increments not directly related to the timing of costs incurred. The Company records deferred revenue for payments received from certain customers on service contracts prior to the performance of services required under the service contract. Estimated losses are recorded when identified.

Approximately 15% of the Company's revenue is performed on a cost-plus-fee basis. Revenue on cost-plus-fee contracts is recognized to the extent of costs incurred plus a proportionate amount of the fee earned. Revenue on time-and-material contracts is recognized to the extent of billable rates times hours delivered plus expenses incurred.

Revenue from maintenance support services is nonrefundable and is generally recognized on a straight-line basis over the term of the service agreement. Provisions for estimated losses on uncompleted contracts are recorded in the period such losses are determined.

The Company's U.S. Government contracts (approximately 32% of total revenue in the fourth quarter of fiscal 2003) are subject to subsequent government audit of direct and indirect costs. The majority of such audits have been completed through December 2000. Management does not anticipate any material adjustment to the consolidated financial statements in subsequent periods for audits not yet completed.

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

STOCK-BASED COMPENSATION. The Company grants stock options for a fixed number of shares to employees and directors with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and accordingly recognizes no compensation expense for the stock option grants. In accordance with SFAS No. 123, Accounting for Stock-Based Compensation, a valuation using the fair-value-based accounting method has been made for stock options and accordingly pro forma net income and earnings per share are shown below For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands, except earnings per share):

                                                                                  Years Ended April 30,
                                                                          --------------------------------
                                                                            2003        2002        2001
                                                                          --------    --------    --------
Net income (loss):
  As reported                                                             $  2,805    $  4,695    $(34,124)
  Add: Stock-based employee compensation expense included in
      net income, net of related tax expense                                    --          --          --
  Deduct: Stock-based employee compensation determined
under fair value based method for all awards, net of related
tax benefit                                                                    228         407         668
  Pro forma - for SFAS 123                                                $  2,577    $  4,288    $(34,792)
Net income (loss) per share:
  As reported - basic                                                     $   0.11    $   0.19    $  (1.36)
  As reported - diluted                                                   $   0.11    $   0.19    $  (1.36)
  Pro forma - for SFAS 123 - basic                                        $   0.10    $   0.17    $  (1.39)
  Pro forma - for SFAS 123 - diluted                                      $   0.10    $   0.17    $  (1.39)

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

FAIR VALUE OF FINANCIAL INSTRUMENTS. At April 30, 2003 and 2002, the carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximates its fair values of these instruments due to their short-term nature. Debt at April 30, 2003 and 2002 approximates the fair value as these instruments primarily bear interest at variable rates.

NEW ACCOUNTING PRONOUNCEMENTS. In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations" effective for fiscal years beginning after June 15, 2002. SFAS 143 requires that a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company does not expect the future adoption of SFAS 143 to have a material effect on its financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS 145 rescinds SFAS 4, "Reporting Gains and Losses from Extinguishment of Debt," which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. As a result, the criteria in Accounting Principles Board Opinion No. 30 will now be used to classify those gains and losses. SFAS 145 amends SFAS No. 13, "Accounting for Leases," to require that certain lease modifications that have economic effects similar to sales-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. The provisions of SFAS 145 are effective for financial statements for fiscal years beginning after May 15, 2002. The adoption of SFAS 145 is not expected to have a material effect on the Company's financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities ("FIN 46"). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is applicable immediately for variable interest entities created after January 31, 2003. For variable interest entities created prior to January 31, 2003, the provisions of FIN 46 are applicable no later than July 1, 2003. The Company does not expect this interpretation to have a material effect on its financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" that amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. With certain exceptions, SFAS 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designed after June 30, 2003.

In May 2003 the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," that improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS 150 requires that three instruments be classified as liabilities in the statement of financial position. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for the Company's quarter beginning August 1, 2003. The Company does not believe adoption of this statement will have a material effect on the Company's financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The statement nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The statement changes the measurement and timing of recognition for exit costs, including restructuring charges. The Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. A fundamental conclusion reached by the Board in this Statement is that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. The Statement is effective for any such activities initiated after December 31, 2002. It has no effect on charges recorded for exit activities begun prior to this date. The adoption of this statement is not anticipated to have a material effect on the Company's financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. FIN 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for the Company's fiscal 2003 financial statements. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 is not expected to have a material effect on the Company's financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosures - an amendment of FASB Statement No. 123." SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The adoption of SFAS 148 is not expected to have a material effect on financial position or results of operations.

2. BUSINESS ACQUISITIONS AND DISPOSITIONS

On February 4, 2003, the Company, Remtech Services, Inc. ("Remtech" or "RSI"), and the shareholders of Remtech, (the "Shareholders"), entered into a Stock Purchase Agreement (the "Agreement") pursuant to which the

Company agreed to purchase and the Shareholders agreed to sell 100% of the outstanding common stock of Remtech. On February 6, 2003 (the "Closing Date"), the sale was completed. On the Closing Date, the Company acquired all of the outstanding stock of Remtech from the Shareholders. Pursuant to the Agreement, the Company paid cash in the amount of $10,864,000 and issued an unsecured, subordinated promissory notes in the amount of $1,800,000 to the Shareholders in consideration of the sale of all the outstanding shares of common stock of Remtech (the "Shares"). The purchase price was determined by arms' length negotiation between the parties, taking into account the historical operating results and existing customer relationships of Remtech's business. The Company obtained financing for part of the cash consideration paid pursuant to the Agreement by (a) a term loan of approximately $7,700,000 and (b) borrowing approximately $3,000,000 under the Company's existing revolving loan. The Company funded the balance of the cash consideration from working capital. The borrowing base under the existing revolving loan was increased by approximately $3.7 million by virtue of adding Remtech's accounts receivable to the Company's borrowing base. The Company also granted non-qualified stock options to purchase shares of its common stock to several key Remtech employees through the Company's stock option plans.

The acquired business provides information technology support services primarily to the federal government, which was one of the primary reasons for the acquisition. As part of this acquisition, 602 employees joined SCB. Approximately $5.1 million of the purchase consideration has been allocated to goodwill, based upon the excess of the purchase price over the $3.4 million estimated fair value of net tangible assets and the $5.0 million assigned to identifiable intangible assets acquired. The Company is amortizing these intangible assets over a period of three to six years with 5.9 years being the weighted average amortization period. RSI contributed revenue of $9.0 million for the period from November 1, 2001 to June 30, 2002. The following condensed balance sheet discloses the amount assigned to each major assets and liabilities of RSI at the acquisition date (in thousands):

Assets
Cash                                                                     $    1,095
Accounts receivable, net of allowance for doubtful accounts of $42            4,017
Prepaid expenses and other current assets                                        42
Fixed assets                                                                    133
Deferred income taxes, net                                                      327
Identifiable intangible assets                                                4,990
Goodwill                                                                      5,088
                                                                         ----------
  Total Assets                                                               15,692
                                                                         ==========
Liabilities
Accounts payable                                                         $      344
Accrued expenses                                                              1,832
Debt                                                                             12
  Total Liabilities                                                           2,188
                                                                         ----------
Net assets allocated                                                     $   13,504
                                                                         ==========

Pro Forma Information (unaudited)

The following unaudited pro forma combined condensed statements of operations set forth the consolidated results of operations of the Company for the years ended April 30, 2003 and 2002 as if the above-mentioned acquisition had occurred at the beginning of both the year of acquisition and the year prior to the acquisition. This unaudited pro forma information does not purport to be indicative of the actual financial position or the results that would actually have occurred if the combinations had been in effect for the years ended April 30 (in thousands):

                                                   April 30,
                                            -----------------------
                                               2003         2002
                                            ----------   ----------
Revenue                                     $  112,664   $  133,274
Net Income                                       2,927        4,866
Diluted net income per share                      0.12         0.19

The following is a summary of the Company's acquisitions completed during the years ended April 30, 2003, 2002 and 2001:

      Date                 Party               Transaction                        Consideration
      ----                 -----               -----------                        -------------
February 1, 2003    Remtech Services, Inc.    Stock purchase     $13,164,000 consisting of $10,864,000 in
                                                                 cash, $1,800,000 in notes payable to the
                                                                 former RSI owners and $500,000 in future
                                                                 payments under the former owners covenant
                                                                 not to compete agreements. The Company also
                                                                 paid $340,000 in professional fees related
                                                                 to the acquisition.

The following is a summary of the Company's dispositions completed during the years ended April 30, 2003, 2002 and 2001:

     Date                          Business Unit              Transaction                Consideration
     ----                          -------------              -----------                -------------
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

November 30, 2000        Global Services business unit         Asset sale       $5,000 consisting of 10,000 shares
                                                                                of the Company's common stock

June 20, 2001            Enterprise Resource Planning          Asset sale       $9,144,000 in cash, plus assumption
                                                                                of liabilities
                         business unit

February 28, 2002        Delta Software business unit          Asset sale       Assumption of liabilities

April 1, 2002            Partners Capital business unit        Asset sale       $60,000 in cash, plus assumption of
                                                                                liabilities, including $4.6 million
                                                                                of non-recourse debt

As a result of the above dispositions, the Company realized gains on the sale of assets of $505,000 and $1,366,000 in fiscal 2002 and 2001, respectively. Since all non-core operations have been disposed, the Company did not have any non-core operations in fiscal 2003. The summarized operating results of the disposed business units are presented in Note 15 as the Company's non-core operations.

The Company acquired Partners Resources, Inc. ("PRI") as of June 30, 1997. In May 1999, the Company paid $7.1 million and issued 1,580,582 shares of common stock to the former shareholders of PRI in full settlement of the remaining earnout provisions.

At April 30, 2003, the Company has no remaining earnout or other contingent payment obligations to any of the sellers or buyers in the above transactions.

3. ACCOUNTS RECEIVABLE

Accounts receivable includes unbilled receivables of approximately $2,234,000 and $1,179,000 at April 30, 2003 and 2002, respectively. Such amounts are the result of services performed and revenue recognized in advance of contractual billings to customers. Substantially all of the unbilled receivables are expected to be collected within one year.

The Company earns a significant portion of its revenue from relatively few customers. The Company's five largest revenue-generating customers accounted for 52%, 52%, and 44% of its revenue for the years ended April 30, 2003, 2002, and 2001, respectively. The following customers accounted for 10% or more of the Company's revenue in fiscal 2003: State of Tennessee (16%), State of Kentucky (14%), and IBM (successor to Honeywell International, Inc.) (11%). At April 30, 2003 and 2002, the Company's accounts receivable from the five largest revenue-generating customers were approximately $6,316,000 and $7,807,000, respectively.

4. FIXED ASSETS

Fixed assets consisted of the following at April 30, 2003 and 2002 (in thousands):

                                          April 30,
                                    ---------------------
                                       2003        2002
                                    ---------   ---------
Furniture, fixtures and equipment   $  37,059   $  29,513
Accumulated depreciation              (25,248)    (20,384)
                                    ---------   ---------
                                    $  11,811   $   9,129
                                    =========   =========

5. INTANGIBLE ASSETS

Intangible assets resulted from the Company's acquisition of RSI. The intangible assets identified during the Company's valuation of RSI's assets at the date of acquisition include purchased customer contracts and non-compete agreements. These intangible assets are being amortized over 3 to 6 years with 5.9 years being the weighted average amortization period. No residual value has been assigned to these identifiable intangible assets. Amortization expense was $290,000 for the year ended April 30, 2003. Amortization expense for all of the Company's intangible assets including goodwill is deductible for Federal income tax purposes using the straight-line method over a fifteen-year amortization period. Intangible assets consisted of the following at April 30, 2003 and 2002 (in thousands):

                                          April 30,
                                     -------------------
                                        2003      2002
                                     --------   --------
Goodwill                             $  5,150   $     --
Accumulated amortization                   --         --
                                     --------   --------
                                     $  5,150   $     --
                                     ========   ========

Covenant not to compete agreements   $    500   $     --
Accumulated amortization                  (42)        --
                                     --------   --------
                                     $    458   $     --
                                     ========   ========

Purchased customer contracts         $  4,490   $     --
Accumulated amortization                 (248)        --
                                     --------   --------
                                     $  4,242   $     --
                                     ========   ========

Future estimated aggregate amortization for all identifiable intangible assets subject to amortization as of April 30, 2003 are as follows (in thousands):

Years Ending April 30,
----------------------
      2004               $   1,144
      2005                   1,077
      2006                     932
      2007                     670
      2008                     491
      Thereafter               387
                         ---------
                         $   4,700
                         =========

6. LONG-TERM DEBT

On July 23, 2001, the Company refinanced its debt by obtaining a five-year, $27.5 million credit facility (the "credit facility") that consists of a $17.5 million revolving loan (the "revolving loan") and a $10.0 million term loan ("term loan A"). In connection with this refinancing, the Company refinanced an existing loan with a different financial institution into a three-year, $4.0 million term loan ("term loan B"). The credit facility is secured by substantially all the Company's assets and contains various financial and other covenants. The Company was in compliance with these loan covenants at April 30, 2003.

The interest rate on borrowings under the revolving loan is prime plus a margin of 1.0%. At April 30, 2003, the effective annual interest rate under the revolving loan was 5.25%. At April 30, 2003, approximately $6,277,000 million was outstanding on the revolving loan. The amount available for borrowing under the revolving loan is limited to 85% of billed accounts receivable plus 70% of unbilled accounts receivable. At April 30, 2003, approximately $4.3 million was available for borrowing under the revolving loan. Term loan A was paid in full as of April 30, 2003.

The interest rate on borrowings under term loan B is prime plus a margin of 2.0%. At April 30, 2003, the effective annual interest rate under the secondary term loan was 6.25%. The Company is amortizing the term loan B at the rate of $70,000 of principal plus accrued interest per month. Because the Company achieved certain financial results during fiscal 2002, the primary lender advanced the Company $1.0 million to repay part of term loan B. At April 30, 2003, approximately $1,067,000 was outstanding on term loan B.

On February 6, 2003, the Company amended the credit facility to allow for an additional $7,700,000 term loan ("term loan C") to be used to finance part of the purchase price of the RSI acquisition. See Note 2. The interest rate on borrowings under term loan C is prime plus a margin of 2.75%. At April 30, 2003, the effective annual interest rate under term loan C was 7.0%. Due to the Company meeting certain requirements contained in the credit facility, the margin on term loan C will be 2.25% for the majority of fiscal 2004. The Company is amortizing the term loan C at the rate of $192,500 of principal plus accrued interest per month for forty months.

In April 2003, the Company purchased approximately $6.5 million of computer equipment to be used on one of its outsourcing projects. The vendor financed this equipment until the Company finalized its long-term financing with a financial institution. Subsequent to year-end, on June 15, 2003, the Company entered into a forty-month term loan ("term loan D") and used the proceeds to pay the computer equipment vendor. This liability has been reflected as a note payable in the Company's April 30, 2003 financial statements. Term loan D bears interest at a fixed rate of 4.625% and is secured by the computer equipment purchased with the proceeds of the loan.

At April 30, 2003, the Company had $21,864 outstanding under a promissory note with a software vendor that bears interest at 11.0% and is due in fiscal 2004. The loan is secured by computer software.

Long-term debt consisted of the following at April 30, 2003 and 2002 (in thousands):

                                                 April 30,
                                           ---------------------
                                              2003        2002
                                           ---------   ---------
Revolving loan                             $   6,277   $   5,587
Term loan A                                       --       6,500
Term loan B                                    1,067       2,407
Term loan C                                    7,250          --
Term loan D                                    5,759          --
Notes payable to former RSI shareholders       1,508          --
Other term notes                                  21          84
                                           ---------   ---------
                                              21,882      14,578

Less: current portion                         (5,907)     (6,585)
                                           ---------   ---------
                                           $  15,975   $   7,993
                                           =========   =========

Future maturities related to long-term debt as of April 30, 2003 are as follows (in thousands):

Years Ending April 30,
----------------------
      2004               $   5,907
      2005                   4,767
      2006                   4,323
      2007                   6,885
      2008                      --
      Thereafter                --
                         ---------
                         $  21,882
                         =========

In connection with obtaining a term loan to finance part of the purchase price of the RSI acquisition, the Company granted to the lender warrants to purchase 80,000 shares of common stock at an exercise price of $0.68 per share with an expiration date of July 23, 2007 and modified 80,000 warrants issued to the lender at origination of the credit facility. The modification decreased the exercise price from $1.00 to $0.68 and extended the expiration date to July
23, 2007. At April 30, 2003 the Company has outstanding warrants to purchase 250,000 shares of common stock, at an exercise price of $0.31 per share, which expire on January 1, 2004; 220,000 shares at an exercise price of $1.00, which expire on July 23, 2004 and 160,000 shares at an exercise price of $0.68, which expire on July 23, 2007.

7. PROFIT-SHARING PLAN

The Company maintains the SCB Computer Technology, Inc., KSOP for the benefit of its eligible employees. The KSOP is a tax-qualified profit-sharing plan under
Section 401(k) of the Internal Revenue Code of 1986, as amended. A participant in the KSOP may elect to reduce his or her compensation by an amount that the Company will contribute to a trust under the KSOP on behalf of the participant. The Company, at the discretion of its board of directors, may match a percentage of a participant's contribution based on his or her length of service with the Company. The Company's matching contributions to the KSOP on behalf of all participants were $245,615, $275,894, and $634,380 in the years ended April 30, 2003, 2002, and 2001, respectively. The KSOP also contains provisions pursuant to which certain participants' account balances under the Company's predecessor employee stock ownership plan (the "ESOP") are maintained in the KSOP. The ESOP accounts are invested primarily in the Company's common stock. The Company did not make any contributions to the ESOP accounts maintained in the KSOP in the years ended April 30, 2003, 2002, and 2001. The Company paid administrative expenses associated with the KSOP of approximately $63,000, $36,000, and $23,000 in the years ended April 30, 2003, 2002, and 2001, respectively.

Effective May 1, 2003, the Company made several changes to the KSOP. First the KSOP was amended to divide the plan into its component elements which resulted in the creation of the SCB Computer Technology, Inc. ESOP and the SCB Computer Technology, Inc. 401(k) Plan. The ESOP now holds all employee stock accounts and the 401(k) plan holds all other plan assets. Second, the 401(k) plan was amended to merge the 401(k) plans formerly sponsored by RSI into the Company's 401(k) plan.

8. LEASES

Total rent expense for the years ended April 30, 2003, 2002, and 2001 was $2,521,322, $1,772,339, and $2,398,667, respectively. The Company leases certain office facilities and vehicles under non-cancelable operating lease agreements, which expire at various dates. Total future annual lease requirements are as follows (in thousands):

Years Ending April 30,
----------------------
      2004               $  1,565
      2005                  1,411
      2006                    656
      2007                    581
      2008                    578
      Thereafter              723
                         --------
                         $  5,514
                         ========

9. FEDERAL AND STATE INCOME TAXES

The significant components of the provision for income taxes are as follows (in thousands):

                                  Years Ended April 30,
                          ------------------------------------
                             2003         2002         2001
                          ----------   ----------   ----------
Federal:
  Current                 $       --   $   (2,832)   $      --
  Deferred                       487        1,404       (9,286)
                          ----------   ----------    ---------
                                 487       (1,428)      (9,286)
                          ----------   ----------    ---------
State:
  Current                         83           --           --
  Deferred                        95         (256)      (1,663)
                          ----------   ----------    ---------
                                 178         (256)      (1,663)
                          ----------   ----------    ---------
Total expense (benefit)   $      665   $   (1,684)   $ (10,949)
                          ==========   ==========    =========

The deferred tax assets and liabilities are comprised of the following (in thousands):

                                      Years Ended April 30,
                                     -----------------------
                                        2003         2002
                                     ---------    ---------
Deferred tax assets:
   Goodwill impairment               $   8,308    $   9,160
   Accrued liabilities                     794          901
   Net operating loss carryforward       1,690        2,256
   Alternative minimum tax credits         502          502
   Allowance for doubtful accounts         176          205
                                     ---------    ---------
   Total deferred tax assets            11,469       13,024
   Less valuation allowance                 --         (705)
                                     ---------    ---------
Net deferred tax assets                 11,469       12,319
Deferred tax liabilities:
   Leasing activities                       --           --
   Accumulated depreciation                449          960
                                     ---------    ---------
   Total deferred tax liabilities          449          960
                                     ---------    ---------
Net deferred income taxes               11,020       11,359
Less: Amount classified as current      (2,028)      (1,106)
                                     ---------    ---------
Deferred income taxes - long term    $   8,991    $  10,253
                                     =========    =========

The deferred tax asset valuation allowance was based on management's calculations of estimated probable future taxable income over the next several years after considering available federal and state income tax loss carryforwards of $4.3 million.

The reconciliation of income tax computed at the U.S. federal statutory tax rates to income tax expense is as follows (in thousands):

                                                                       Years Ended April 30,
                                                 ----------------------------------------------------------------
                                                        2003                   2002                   2001
                                                 -------------------   --------------------   -------------------
                                                  Amount     Percent    Amount     Percent     Amount     Percent
                                                 --------    -------   --------    -------    --------    -------
Tax at U.S. federal statutory rates              $  1,180     34.0%    $  1,024      34.0%    $(15,325)    (34.0)%
State income taxes, net of federal tax benefit        230      6.6         (169)     (5.6)      (1,098)     (2.4)
Change in deferred tax valuation allowance           (705)   (20.3)      (2,513)    (83.5)       3,218       7.1
Non-deductible goodwill impairment                     --       --           --        --        1,193       2.6
Other, net                                            (40)    (1.1)         (26)     (0.9)       1,063       2.4
                                                 --------    -----      --------     ----      --------    -----
                                                 $    665     19.2%    $ (1,684)    (55.9)%   $(10,949)    (24.3)%
                                                 ========    =====      ========    =====      ========    =====

At April 30, 2003, the Company had federal and state income tax loss carryforwards for tax return purposes of $4.3 million. The loss carryforwards expire in various amounts through 2017.

Due to tax legislation enacted during fiscal 2002, the Company received $1.5 million of additional income tax refunds from net operating loss carrybacks in fiscal 2002. The Company received another $0.7 million of such tax refunds in May 2002 and anticipates receiving an additional $0.2 million during the balance of fiscal 2003.

10. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share amounts):

                                                                             Years Ended April 30,
                                                                       ---------------------------------
                                                                          2003        2002        2001
                                                                       ---------   ---------   ---------
Numerator:
  Net income (loss)                                                    $   2,805   $   4,695   $ (34,124)
                                                                       =========   =========   =========
Denominator:
  Denominator for basic earnings per share - weighted average shares      24,647      24,975      25,045
  Effect of diluted securities:
     Employee stock options and outstanding warrants                         302         182          --
                                                                       ---------   ---------   ---------
  Denominator for diluted earnings per share - adjusted weighted
  average and assumed conversions                                         24,949      25,157      25,045
Basic earnings (loss) per share                                        $    0.11   $    0.19   $   (1.36)
                                                                       =========   =========   =========
Diluted earnings (loss) per share                                      $    0.11   $    0.19   $   (1.36)
                                                                       =========   =========   =========

Options to purchase 2.2 million and 2.4 million shares of common stock at April 30, 2003 and 2002, respectivley, were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive.

11. STOCK INCENTIVE PLAN

The Company maintains two stock incentive plans for the benefit of the officers, other key employees, and outside directors of and consultants to the Company and its subsidiaries. The Company is authorized to grant incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, and other stock-based awards under the stock incentive plans. To date, the Company has granted only non-qualified stock options to purchase shares of its common stock. Generally, the exercise price of the options is equal to the market value of the underlying shares of common stock on the date of grant, the options become exercisable within one to four years from the date of grant, and the options expire ten years from the date of grant. The Company is allowed to issue a total of 4,800,000 shares of common stock pursuant to the stock incentive plans. At April 30, 2003, there were outstanding options to purchase an aggregate of 3,871,660 shares of common stock and a total of 727,323 options available for future awards to be granted under the stock incentive plans. The following amounts reflect the effect of all stock dividends and splits declared through April 30, 2003.

A summary of the options outstanding at April 30, 2003, follows (in thousands, except weighted average exercise price):

                                           Options Outstanding                        Options Exercisable
                           --------------------------------------------------   ------------------------------
                                             Weighted           Weighted
                             Number      Average Remaining   Average Exercise     Number      Weighted Average
Range of Exercise Prices   Outstanding    Contractual Life        Price         Exercisable    Exercise Price
------------------------   -----------   -----------------   ----------------   -----------   ----------------
    $0.45 - $ 2.72            1,869             9.39              $0.71              353            $0.53
    $2.88 -   3.63              577             6.73              $2.92              577            $2.92
    $3.75 -   5.50            1,164             3.51              $4.38            1,164            $4.38
    $5.88 -  11.56              262             4.45              $8.53              261            $8.54
                              -----                                                -----
    $0.45 - $11.56            3,872             6.89              $2.67            2,354            $3.90
                              =====                                                =====

The following is a summary of the option transactions for fiscal 2003, 2002 and 2001 (in thousands, except weighted average exercise price):

                                                         Years Ended April 30,
                                     --------------------------------------------------------------
                                            2003                 2002                  2001
                                     ------------------   -------------------   -------------------
                                               Weighted              Weighted              Weighted
                                                Average               Average               Average
                                               Exercise              Exercise              Exercise
                                     Options    Price     Options      Price    Options      Price
                                     -------    -----     -------      -----    -------      -----
Outstanding at May 1                  2,614    $   4.09    2,621     $   4.84     3,283    $   5.24
Granted                               1,518    $   0.75      350     $   0.49        40    $   0.68
Exercised                               (30)   $   0.45       --     $     --        --    $     --
Canceled                               (230)   $   6.69     (357)    $   5.81      (702)   $   6.14
                                      -----                -----                  -----
Outstanding at April 30               3,872    $   2.67    2,614     $   4.09     2,621    $   4.84
                                      =====                =====                  =====
Exercisable at fiscal year end        2,354    $   3.90    2,454     $   4.19     2,244    $   5.06
Weighted average fair value of
options granted during fiscal year             $   0.75              $   0.49              $   0.31

The exercise prices of the options outstanding at April 30, 2003, ranged from $0.45 to $11.56 per share. The weighted average remaining contractual life of those options is approximately six years.

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

Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its options under the fair value method of that Statement. The fair value for the options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for fiscal 2003, 2002, and 2001, respectively: risk-free interest rates of 4.50 percent, 5.00 percent and
6.00 percent; no dividend yield; volatility factors of the expected market price of the Company's common stock of .866, .959 and .490: and a weighted average expected life of the option of five years. Using the Black-Scholes option valuation model, the weighted average value of options granted during the years ended April 30, 2003, 2002, and 2001, were $0.49, $0.32 and $0.31 per option, respectively.

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

12. IMPAIRMENT AND OTHER CHARGES

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

As a result of this evaluation, the Company recorded the following impairment and other charges in the year ended April 30, 2001, of which approximately $2.6 million represented cash payments (in thousands):

                                                      Core      Non-Core     Total
                                                   ---------   ---------   ---------
Impairment charges:
  Goodwill - Partners Resources, Inc.              $  26,894   $      --   $  26,894
  Goodwill - Partners Capital Group                       --       3,510       3,510
  Unguaranteed lease residuals                            --       7,302       7,302
  Leasehold improvements                                 824          --         824
  Equipment                                               --         308         308
Other charges:
  Severance and other employee benefits                2,237          --       2,237
  Lease cancellation, buyout, and abandonments           384          --         384
  Abandoned software                                     514          --         514
  Loss on disposal of Global Services (Note 2)            --         783         783
  Loss on disposal of Proven Technology (Note 2)          --         171         171
                                                   ---------   ---------   ---------
Total impairment and other charges                 $  30,853   $  12,074   $  42,927
                                                   =========   =========   =========

The components of the change in this accrual associated with these charges for fiscal 2003, 2002 and 2001 are as follows (in thousands):

Fiscal      Beginning                                                                 Ending
 Year       Accrual           Expense Provision     Cash Payments     Reversals       Accrual
------      ---------        -------------------   ---------------   -----------      -------
2003        $    259                  --                $  259            --           $   --
2002        $  1,069                  --                   810            --           $  259
2001        $     --                1,909                  551           289           $1,069

13. LITIGATION AND LEGAL PROCEEDINGS

The Company is from time to time involved in various claims and litigation incidental to its business. The Company is not currently involved in any litigation.

14. RELATED PARTY TRANSACTIONS

On July 16, 2001, the Company agreed to lend up to $192,000 to T. Scott Cobb, the President and Chief Executive Officer and a director of the Company (the "first loan"). The proceeds of the first loan were to be used by Mr. Cobb to repay his personal indebtedness to a commercial bank. The first loan bears interest at prime and originally had a maturity date of April 30, 2002. On January 18, 2002, the Company and Mr. Cobb modified the first loan by increasing the maximum available principal amount to $313,755 and extending the maturity date to August 31, 2002, subject to the requirement that Mr. Cobb prepay the first loan in certain circumstances. On August 28, 2002, the Company extended the maturity date of the first loan for two months to October 31, 2002, in order to provide Mr. Cobb with sufficient time to repay the first loan in its entirety. On October 31, 2002, Mr. Cobb repaid $300,000 of the principal balance on the first loan to the Company. At October 31, 2002, the outstanding principal balance of the first loan was $11,480 and the interest accrued thereunder was $13,739. On November 6, 2002, Mr. Cobb repaid in full the principal and accrued interest on the first loan.

On February 15, 2002, the Company agreed to lend an additional $500,000 to Mr. Cobb (the "second loan"). The second loan incurred interest at prime, had a maturity date of January 31, 2003, and was secured by a pledge by Mr. Cobb to the Company of 1,503,691 shares of the Company's common stock owned by Mr. Cobb. The proceeds of the second loan were to be used by Mr. Cobb to repay his personal indebtedness to a commercial bank. On June 14, 2002, Mr. Cobb repaid the $500,000 principal balance of the second loan to the Company. At October 31, 2002, the interest accrued under the second loan was $7,851. On November 6, 2002, Mr. Cobb repaid in full the accrued interest on the second loan.

In fiscal 2003, the Company paid IT Resources Solutions.net, Inc. ("ITRS"), a minority owned business, $73,500 for marketing management services in the northeastern United States, $26,506 for the lease of office and storage facilities in New York, and $28,432 for contract labor used on the Company's projects. The Company received $70,390 in revenue for employees working under sub-contractual agreements on ITRS projects. Kenneth J. Cobb, the son of T. Scott Cobb, is a shareholder of ITRS.

15. SEGMENT INFORMATION

Beginning with the second quarter of fiscal 2001, the Company operated within two business segments as a result of the strategic business decisions discussed in Note 13. The two business segments are (1) core operations, which consist of IT outsourcing, consulting, and professional staffing services, and (2) non-core operations, which consist of specialized policy consulting, computer hardware and specialty software sales, enterprise resource planning, and computer equipment leasing. Accordingly, the Company is presenting the following summarized financial information concerning the Company's operating segments at April 30, 2003, 2002, and 2001, and for each of the fiscal years then ended (in thousands):

                                               Years Ended April 30,
                                      ---------------------------------------
                                         2003           2002        2001(a)
                                      -----------   -----------   -----------
Revenue:
  Core operations                     $    90,547   $    99,136   $   100,911
  Non-core operations                          --         5,966        31,183
  Corporate                                    --            --            --
                                      -----------   -----------   -----------
                                      $    90,547   $   105,102   $   132,094
                                      ===========   ===========   ===========
Income (loss) from operations:
  Core operations                     $    12,368   $    15,274   $    15,325
  Non-core operations                          --           263        (1,559)
  Corporate                                (8,328)      (11,192)      (12,292)
                                      -----------   -----------   -----------
                                      $     4,040   $     4,345   $     1,474
                                      ===========   ===========   ===========
Total assets:
  Core operations                     $    35,577   $    21,144   $    30,723
  Non-core operations                          --            --        17,962
  Corporate                                17,578        20,233        17,929
                                      -----------   -----------   -----------
                                      $    53,155   $    41,377   $    66,614
                                      ===========   ===========   ===========
Expenditures for long-lived assets:
  Core operations                     $     7,608   $       170   $       388
  Non-core operations                          --            --         1,294
  Corporate                                    77           164           421
                                      -----------   -----------   -----------
                                      $     7,685   $       334   $     2,103
                                      ===========   ===========   ===========
Depreciation and amortization:
  Core operations                     $     4,827   $     4,528   $     6,669
  Non-core operations                          --         3,197         4,400
  Corporate                                   601           881         1,867
                                      -----------   -----------   -----------
                                      $     5,428   $     8,606   $    12,936
                                      ===========   ===========   ===========

(a) Fiscal 2001 income from operations excludes impairment and other charges of $42.9 million.

The non-core operations consist of the business units that were disposed of from May 2000 to April 2002 as described in Note 2.

Since all non-core operations were disposed of prior to May 1, 2002, the Company did not have any non-core operations during fiscal 2003.

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. There are no inter-segment sales. Long-term assets consist of intangible assets and fixed assets. Corporate services, consisting of general and administrative services, are provided to the segments from a centralized location. In addition, substantially all the sales and recruiting workforce are contained in the core operations segment.

16. UNAUDITED CONSOLIDATED RESULTS OF OPERATIONS BY QUARTER

The Company's unaudited consolidated results of operations for each quarter in fiscal 2002 and 2001 are set forth in the tables below (in thousands, except earnings per share).

                                                                                      Quarters Ended
                                                             -----------------------------------------------------------------
                                                             July 31, 2002  October 31, 2002  January 31, 2003  April 30, 2003
                                                             -------------  ----------------  ----------------  --------------
Revenue                                                        $  21,796       $  21,548         $  19,137        $  28,066
Cost of services                                                  16,359          16,102            14,538           21,476
                                                               ---------       ---------         ---------        ---------
Gross profit                                                       5,437           5,446             4,599            6,590
Selling, general and administrative expenses                       4,725           4,177             3,759            5,371
                                                               ---------       ---------         ---------        ---------
Income from operations                                               712           1,269               840            1,219
Other income (expenses)                                             (175)           (229)             (126)             (40)
                                                               ---------       ---------         ---------        ---------
Income before taxes                                                  537           1,040               714            1,179
Income tax expense (benefit) (Note 10)(a)                            212             411               282             (240)
                                                               ---------       ---------         ---------        ---------
Net income                                                     $     325       $     629         $     432        $   1,419
                                                               =========       =========         =========        =========
Net income per share - basic                                   $    0.01       $    0.03         $    0.02        $    0.06
                                                               =========       =========         =========        =========
Net income per share - diluted                                 $    0.01       $    0.03         $    0.02        $    0.06
                                                               =========       =========         =========        =========
Weighted average number of common shares (basic)                  24,985          24,741            24,474           24,390
                                                               =========       =========         =========        =========
Adjusted weighted average number of common shares (diluted)       25,228          24,979            24,724           24,785
                                                               =========       =========         =========        =========

                                                                                       Quarters Ended
                                                             -----------------------------------------------------------------
                                                             July 31, 2001  October 31, 2001  January 31, 2002  April 30, 2002
                                                             -------------  ----------------  ----------------  --------------
Revenue                                                        $  28,626       $  27,693         $  24,647        $  24,136
Cost of services                                                  20,989          20,529            18,515           17,941
                                                               ---------       ---------         ---------        ---------
Gross profit                                                       7,637           7,164             6,132            6,195
Selling, general and administrative expenses                       6,429           5,741             5,227            5,387
                                                               ---------       ---------         ---------        ---------
Income from operations                                             1,208           1,423               905              808
Other income (expenses)                                             (165)           (590)             (332)            (246)
                                                               ---------       ---------         ---------        ---------
Income before taxes                                                1,043             833               573              562
Income tax expense (benefit) (Note 10)(b)                            412             329               226           (2,651)
                                                               ---------       ---------         ---------        ---------
Net income                                                     $     631       $     504         $     347        $   3,213
                                                               =========       =========         =========        =========
Net income per share - basic                                   $    0.03       $    0.02         $    0.01        $    0.13
                                                               =========       =========         =========        =========
Net income per share - diluted                                 $    0.03       $    0.02         $    0.01        $    0.13
                                                               =========       =========         =========        =========
Weighted average number of common shares (basic)                  24,985          24,985            24,985           24,985
                                                               =========       =========         =========        =========
Adjusted weighted average number of common shares (diluted)       25,072          25,190            25,187           25,226
                                                               =========       =========         =========        =========

(a) Income tax expense was reduced in the fourth quarter of fiscal 2003 by $705,000 as a result of a decrease in the Company's deferred tax asset valuation allowance. See Note 9.

(b) Due to federal tax legislation enacted during the fourth quarter of fiscal 2002, the Company then received $1.5 million of additional income tax refunds from net operating loss carrybacks in that same period. The Company received another $0.7 million of such tax refunds in May 2002 and anticipates receiving an additional $0.2 million during the balance of fiscal 2003. Due to the impact of this new tax legislation and management's assessment of the impact of profitability for fiscal 2002, the deferred tax valuation allowance was reduced. These factors combined to create a $2,874,000 income tax benefit in the fourth quarter of fiscal 2002.

17. SUBSEQUENT EVENTS

On May 28, 2003, the Company entered into a definitive agreement to acquire National Systems Research Company ("NSR"). The acquisition is expected to close by August 31, 2003 based upon the satisfactory completion of several closing conditions including the resolution of certain legal matters and finalization of the financing.

In April 2003, the Company purchased approximately $7.3 million of computer equipment to be used on one of its outsourcing projects. This equipment was financed by the vendor until the Company finalized its financing with a financial institution. Subsequent to year end, on June 15, 2003, the Company entered into a forty month term loan ("term loan D") which was used to pay the computer equipment vendor. See Note 6.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders
SCB Computer Technology, Inc.

We have audited the accompanying consolidated balance sheets of SCB Computer Technology, Inc. (the "Company") as of April 30, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for the three years in the period ended April 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SCB Computer Technology, Inc., at April 30, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended April 30, 2003, in conformity with accounting principles generally accepted in the United States of America.


Memphis, Tennessee
June 18, 2003

                                             /s/ BDO SEIDMAN, LLP
                                             -----------------------------

                      MARKET FOR THE COMPANY'S COMMON STOCK

The Company's common stock currently is traded in the over-the-counter market and has been quoted on the OTC Bulletin Board under the ticker symbol "SCBI" since September 21, 2000.

The following table sets forth the high and low sales prices per share of the Company's common stock during each quarter in fiscal 2003 and 2002 as reported by the OTC Bulletin Board for the respective periods in which such organizations quoted the public trading of the common stock:

                                       Stock Price
                                    -----------------
                                     High       Low
                                    -------   -------
Fiscal year ended April 30, 2003:
  Fourth quarter                    $  1.00   $  0.65
  Third quarter                        0.84      0.55
  Second quarter                       0.86      0.60
  First quarter                        1.00      0.70
Fiscal year ended April 30, 2002:
  Fourth quarter                    $  1.03   $  0.68
  Third quarter                        0.80      0.60
  Second quarter                       1.00      0.54
  First quarter                        0.63      0.30

At June 18, 2003, there were 216 record holders of common stock and an estimated 2,884 beneficial owners of common stock.

The Company did not pay any cash dividends on its common stock during fiscal 2003 and 2002. The payment of cash dividends in the future will be at the discretion of the board of directors of the Company and will depend on the Company's earnings, financial condition, capital needs, and other factors deemed pertinent by the board of directors, including the limitations on the payment of dividends under state law and the Company's credit arrangements. It is the current intention of the board of directors not to pay cash dividends and to retain any earnings to finance the operation and expansion of the Company's business.